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02042402

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Klabin SA

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

JUL 15 2002

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34628 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
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DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 7/5/02



Relatório Anual • **2001** • Annual Report

Klabin

Perfil

A Klabin lidera a produção integrada de celulose, papel e produtos de papel no Brasil, com capacidade de 2,1 milhões de toneladas anuais. Seu portfólio inclui papéis e cartões para embalagens, caixas de papelão ondulado, sacos multifolhados e envelopes, madeira, celulose para papel, celulose solúvel e papéis descartáveis (*tissue*). Cerca de 56% da receita do Grupo provém do segmento de embalagens. Líder na maioria desses mercados, busca agora firmar-se como uma empresa de soluções de embalagens. Em alguns segmentos de negócios, tem parcerias estratégicas com destacadas empresas internacionais, como a norte-americana Kimberly Clark, na linha de papéis descartáveis, e a norueguesa Norske Skog, no setor de papel imprensa. Auto-suficiente em madeira e celulose, opera com um dos mais baixos custos do mundo. Foi pioneira na adoção do conceito de Desenvolvimento Sustentado, utilizando tecnologias não-agressoras ao meio ambiente e preservando grandes áreas de florestas nativas. Tem as suas florestas no Paraná e no Rio Grande do Sul certificadas pelo Forest Stewardship Council (FSC). No Rio Grande do Sul, a Klabin produz celulose 100% certificada, tendo como matéria prima o eucalipto proveniente de suas florestas plantadas.

Profile

Klabin is the leader in the integrated production of pulp, paper and paper products in Brazil, with a capacity of 2.1 million tons annually. Its portfolio of products includes packaging paper and cardboards, corrugated boxes, multiwall sacks and envelopes, wood, pulp for paper production, dissolving pulp and tissue. About 56% of the Group revenue is generated from the packaging segment.

The Group is leader in the majority of these markets and is now seeking to establish itself as a provider of packaging solutions for its clients' needs. In some business segments, the Group works through strategic partnerships with major international companies such as Kimberly Clark in the production of tissue and Norske Skog, in the newsprint segment.

Self sufficient in wood and pulp, the Group is one of the lowest cost operators in the world. It was a pioneer in adopting the practice of Sustained Development using environmentally friendly technology, as well as the preservation of large areas of native forest. Its forest reserves in the states of Paraná and Rio Grande do Sul have been certified by the Forest Stewardship Council (FSC). In the State of Rio Grande do Sul, Klabin produces 100% certified pulp, based on eucaliptus from its own forest plantations.

Relatório Anual
RA2001AR
Annual Report

Índice / *Index*

Klabin

Destaques / *Highlights*

INDICADORES FINANCEIROS (R$ milhões) ***KEY FINANCIAL DATA (R$ million)***	**1998**	**1999**	**2000**	**2001***	**Var. 01/00** ***Change 01/00***
Consolidado / *Consolidated*					
Receita Bruta / *Gross Revenue*	1.265	1.681	2.136	2.761	29%
Receita Líquida / *Net Revenue*	1.106	1.482	1.884	2.434	29%
Lucro Bruto / *Gross Profit*	291	596	819	982	20%
Margem Bruta / *Gross Margin*	26%	40%	44%	40%	
Lucro Operacional (antes do Resultado Financeiro) *Operating Profit (before Financial Results)*	33	312	462	477	3%
Margem Operacional / *Operating Margin*	3%	21%	25%	20%	
EBITDA	181	457	632	729	15%
Margem EBITDA / *EBITDA Margin*	16%	31%	34%	30%	
Lucro/Prejuízo Líquido sem Reestruturação *Net Profit/Loss without Restructuring*	(34)	(116)	14	(170)	
Lucro/Prejuízo Líquido Pós-Reestruturação *Net Profit/Loss after Restructuring*				79	

Obs.: Os números de 1998 a 2000 referem-se à IKPC – Indústrias Klabin de Papel e Celulose S.A., incorporada pela Klabin S.A. em 28 de dezembro de 2001.
Figures for the 1998-2000 period refer to IKPC – Indústrias Klabin de Papel e Celulose S.A., which was merged into Klabin S.A. on December 28, 2001.

**Consolidado Pró Forma desconsiderando a reestruturação. / Pro forma consolidated not considering the restructuring.*

Receita Líquida Consolidada

Consolidated Net Revenue

R$ Milhões / *R$ Million*


2.434
1.884
1.482
1.106
98
99
00
01

Origem das Receitas – 2001

Source of Revenue – 2001

%

Mercado Interno
Domestic Market

Mercado Externo
Exports


68
32

Distribuição da Receita Líquida

Breakdown of Net Revenue

%

Papéis para Embalagens
Packaging Paper

Caixas P.O.
Corrugated Boxes

Celulose
Pulp

Papéis de Impressão
Publication Paper

Madeira/Outros
Wood/Others

Sacos e Envelopes
Sacks & Envelopes

Descartáveis
Tissue


23
23
15
7
8
8

Evolução do EBITDA e da Margem

EBITDA and EBITDA Margin Evolution

EBITDA
R$ Milhões / *R$ Million*

Margem EBITDA
EBITDA Margin %


729
34
31
632
30
457
16
181
98
99
00
01

Investimentos (sem aquisições)

Capital Expenditures (excluding acquisitions)

R$ Milhões / *R$ Million*

Celulose
Pulp

Embalagens
Packaging

Descartáveis
Tissue


361
20
94
247
233
11
203
19
214
29
140
45
138
15
115
8
98
99
00
01

Market Share – 2001 (Brasil)

Market Share – 2001 (Brazil)

%

Sacos Multifolhados
Multiwall Sacks

Descartáveis (Nielsen)
Tissue (Nielsen)

Papéis para Embalagens (Bracelpa)
Packaging Paper (Bracelpa)

Caixas P.O. (ABPO)
Corrugated Boxes (ABPO)


45
22
36
29

Mensagem da Administração

O ano de 2001 foi marcado por uma grande reestruturação no grupo Klabin e pelo bom desempenho operacional em uma conjuntura econômica adversa. A integração operacional da Igaras foi rápida e a forma de execução evitou perda significativa de participação no mercado de caixas de papelão ondulado, passando de 30,4% para 29,3%. A organização societária passou por um completo redesenho, sendo agora centralizada em uma única companhia de capital aberto, a Klabin S.A.

O plano estratégico traçado em 1998 tem sido coerentemente executado. Isso se reflete na melhoria de desempenho, na redução de custos e na competitividade nos mercados globalizados. A receita líquida consolidada mais do que dobrou em três anos, passando de R$ 1,1 bilhão para R$ 2,4 bilhões. Estimuladas pelo câmbio, as vendas externas em 2001 representaram 32% dessa receita, ante uma média de 30% nos anos anteriores.

Em um ano no qual presenciamos o agravamento da situação econômica da Argentina, a incerteza no mercado de capitais, crise de energia e atentados terroristas nos Estados Unidos, a Klabin conseguiu manter resultado operacional e geração de caixa das operações crescentes. Foi o quarto ano consecutivo de incremento de EBITDA, que atingiu R$ 729 milhões.

A Klabin retomou o caminho da lucratividade ao direcionar investimentos a um conjunto mais restrito de negócios, nos quais ocupa posição de liderança de mercado.

Com a rápida integração da Igaras capturamos os benefícios de acréscimos de capacidade em caixas de papelão ondulado e papéis para embalagens destinados à exportação, além do alcance de novas áreas geográficas de atuação.

A aquisição da Igaras acelerou o processo de reestruturação societária, antecipando o cronograma inicial, que previa essa reestruturação em um prazo de dois anos. A criação da Klabin S.A. significa a simplificação das atividades do grupo e economias anuais estimadas em R$ 60 milhões, entre custos administrativos, operacionais e tributários. Essa unificação permitirá harmonizar políticas e procedimentos dentro do grupo, além de conferir maior poder de barganha na aquisição de serviços. Em Recursos Humanos, este foi um ano de grande esforço de reorganização do quadro gerencial, com novas oportunidades que se abriram para os profissionais da Empresa.

Atingimos as metas de produção e vendas, apesar do cenário mundial desfavorável no setor de papel e celulose. Quatro mercados importantes de atuação enfrentaram níveis historicamente baixos de preço: produtos descartáveis, papelão ondulado, celulose, e kraftliner de exportação, o que representa 70% dos negócios da Klabin.

A valorização do dólar frente ao real, que estimulou as exportações e ampliou a receita, afetou negativamente o resultado final, devido ao impacto da variação cambial sobre o estoque da dívida em moeda estrangeira.

O endividamento da Klabin permaneceu estável em relação a 2000. Isso ocorreu num ano em que a empresa executava um importante projeto de investimento, com a expansão da capacidade de produção de celulose de mercado na unidade de Guaíba (RS), que passa a operar com 400 mil toneladas/ano de celulose branqueada no primeiro semestre de 2002. Mostramos, dessa forma, a capacidade de equacionar a dívida de uma maneira bastante confortável. Parte desse resultado foi obtido com a venda de excedentes de áreas florestais, nos estados de São Paulo e do Rio Grande do Sul, que proporcionaram receita bruta equivalente a R$ 88 milhões.

Outros destaques do ano foram as certificações pelo Forest Stewardship Council (FSC) para toda a produção de celulose que tem como matéria-prima o eucalipto produzido nos reflorestamentos da Klabin no Rio Grande do Sul. Para os produtos não-madeireiros de suas florestas no Paraná, conferiu-se à Klabin o mérito de ser a primeira empresa do mundo a obter certificação de seus produtos fitoterápicos e fitocosméticos, atestando que a produção é feita de forma econômica, dentro dos princípios de desenvolvimento sustentado, de respeito ao meio ambiente e à comunidade. Esse reconhecimento confere maior competitividade à atuação mundial da Companhia.

Nosso foco em 2002 será a geração de caixa e redução de dívida, preparando-nos para uma nova fase de expansão.

Empresa centenária, sólida, a Klabin orgulha-se de ter passado por diversas crises do país sempre mantendo uma postura ética, respeitando o meio ambiente, buscando a lucratividade e pautando-se por um projeto de longo prazo e uma atuação socialmente responsável. Esses valores estão arraigados em nossa cultura e são compromissos assumidos com os acionistas, os funcionários e a comunidade.

A Administração

Message from the Management

The year 2001 was marked by a major restructuring at the Klabin Group as well as a positive operating performance in the light of an unfavorable economic environment. The operational integration of Igaras was accomplished quickly and the manner in which it was executed avoided any significant loss in market share of corrugated boxes with only a slight drop from 30.4% to 29.3%. The corporate structure was completely redesigned to be entirely consolidated within a single publicly held company, Klabin S.A.

The strategic plan, established in 1998, has been thoroughly implemented, and its influence can be seen in the Group's improved performance, cost savings and in the ability to compete successfully in the global markets. Consolidated net revenue more than doubled over three years, increasing from R$ 1.1 billion to R$ 2.4 billion. Bolstered by the devaluation of the Real, exports in 2001 represented 32% of this revenue, against an average of 30% in the preceding years.

In 2001, Klabin successfully managed to post continuing growth in its operating results and cash generation in spite of the worsening situation in the Argentinean economy, uncertainties in the capital markets, the Brazilian energy crisis and the terrorist attacks in the United States. For the fourth consecutive year, Klabin was able to report an increased EBITDA, which reached R$ 729 million.

Klabin has resumed the path towards profitability by focusing its investments on a more restricted business portfolio where it is the market leader.

Thanks to the rapid integration of Igaras, we were able to capture the benefits accruing from growth in installed capacity for corrugated boxes and packaging paper for export, as well as penetrating markets in new geographical areas.

The acquisition of Igaras accelerated the corporate restructuring process and enabled Klabin to anticipate its initial two-year restructuring plan. The creation of Klabin S.A. translates into the simplification of group activities and annual savings in administrative, operating and tax costs that are estimated at R$ 60 million. Group policies and procedures have been harmonized thanks to the merging of the component companies, thus providing us with an improved bargaining power in acquiring services. In the Human Resources area, the year also witnessed a major reorganization at the managerial level which has created new opportunities for the Company's professionals.

In spite of an unfavorable international trading environment for the pulp and paper sector, we successfully met our production and sales targets. During the period, four of our key markets experienced historically low price levels: tissue, corrugated boxes, pulp and kraftliner for export, representing 70% of Klabin's total business.

In spite of boosting exports and improving revenue, the appreciation of the dollar against the Real negatively influenced the final result due to the impact of the foreign exchange rate fluctuations on outstanding foreign currency debt.

Klabin's debt remained stable compared to 2000. This achievement can be measured against the fact that the Company invested in a key capacity expansion project at the Guaíba (RS) plant, (which is to operate at the new production ceiling of 400,000 tons/year of bleached pulp from the first half of 2002). We were thus able to demonstrate our ability to comfortably manage our debt over the period. Part of this result was thanks to the divestment of forests in excess of our requirements in the states of São Paulo and Rio Grande do Sul, which generated gross revenue equivalent to R$ 88 million.

Among other notable events during the year was the certification by the Forest Stewardship Council (FSC) for the entire Group's pulp production, the raw material for which is eucalyptus from our forest plantations in the State of Rio Grande do Sul. We also had the honor of becoming the first company in the world to receive certification for our non-wood based forest products from the State of Paraná, specifically our phyto-therapeutic and phyto-cosmetic products. This certification testifies that production is carried out economically according to the principles of sustained development, respect for the environment and for the community. This recognition provides the Company with a key competitive advantage in conducting its business activities globally.

Our focus for 2002 will be cash generation and debt reduction, both of which will lay the groundwork for a new phase of expansion.

As a solid Company with a history which goes back a century, Klabin is proud of its ability to have successfully weathered the various crises which Brazil has faced over the years. In doing so, the Company has always maintained an ethical standard, respecting the environment, seeking to enhance its profitability and basing its long-term vision on a socially responsible attitude towards its business activities. These values are rooted in our corporate culture and are commitments which we have made to our shareholders, employees and the community at large.

The Management

Gestão e Negócios

A Klabin concluiu, em dezembro de 2001, um amplo processo de reestruturação societária, que concentrou as operações em uma única companhia aberta, propiciando os seguintes benefícios:

- Redução recorrente de custos administrativos e operacionais, estimada em R$ 7 milhões por ano;
- Diminuição recorrente de custos e despesas com tributos indiretos (CPMF, IOF, PIS e Cofins) incidentes em transações comerciais e financeiras entre as empresas Klabin, estimada em R$ 19 milhões por ano;
- Redução dos impostos incidentes sobre o lucro, estimada em R$ 34 milhões anuais em um período de até dez anos;
- Maior integração das empresas Klabin, viabilizando o aproveitamento de sinergias, a padronização de políticas e procedimentos, bem como a racionalização do uso dos recursos financeiros;
- Ampliação da transparência perante o mercado de capitais.

Administration and Businesses

In December 2001, Klabin concluded a far-reaching corporate restructuring which concentrated the Group's operations in a single publicly held company resulting in the following benefits:

- *Reduction of recurring administrative and operating costs estimated at R$ 7 million annually;*
- *Reduction of recurring costs and expenses estimated at R$ 19 million annually in indirect taxes (CPMF, IOF, PIS and Cofins) arising from commercial and financial transactions among group companies;*
- *Reduction of income taxes, estimated at R$ 34 million annually over a ten year period;*
- *The more thorough integration of Klabin's companies through the realization of synergy gains, the standardization of policies and procedures as well as a more rational use of financial resources;*
- *Increased transparency in relation to the capital markets.*

Governança Corporativa

A Companhia tem aprimorado o processo de relacionamento com o mercado de capitais, para assegurar maior transparência das informações e tratamento igualitário para todos os acionistas. A administração profissionalizada, a estrutura de gestão e reuniões com investidores e analistas na divulgação dos resultados trimestrais refletem o comprometimento com as melhores práticas de governança corporativa.

Conselho de Administração

O Conselho de Administração define as estratégias, metas de longo prazo e aprova os planos operacionais e de investimentos da Companhia. O Conselho reúne-se bimestralmente, para avaliar o desempenho da empresa, orientar e recomendar eventuais medidas de ajuste na implementação dos planos.

Comitê Executivo

O Comitê Executivo, liderado pelo diretor-geral, é integrado por diretores corporativos e diretores-gerentes das unidades, discute em conjunto e encaminha ao Conselho de Administração as principais propostas para a atuação da Companhia.

Corporate Governance

The Company has upgraded its relationship with the capital markets to ensure greater transparency of information and equality of treatment for all shareholders. Klabin's commitment to improved practices of corporate governance is reflected in the quality of its professionalized management, its Group administration structure, as well as its regular meetings with investors and market analysts to discuss the Company's quarterly results.

Board of Directors

The Board of Directors is responsible for establishing the strategies, long-term objectives and approval of the Company's operating plans and capital expenditures. The Board meets bimonthly to monitor performance, provide guidance and recommend any corrective measures in the implementation of the plans.

Executive Committee

The Executive Committee, headed by the CEO and comprising the corporate and managing directors of the business units jointly discuss the principal proposals for the Company's activities and then recommend these to the Board of Directors.

Estrutura de Negócios / *Business Structure*

Klabin S.A.

Papéis *Paper*	Caixas P.O. *Corrugated Boxes*	Sacos Multifolhados e Envelopes *Multiwall Sacks and Envelopes*	Celulose *Pulp*	Florestal *Forestry*	Descartáveis *Tissue*	Papel Imprensa *Newsprint*
Cartões para Embalagens Papéis para Embalagens Papéis para Imprimir e Escrever	Caixas de Papelão Ondulado	Sacos Multifolhados e Envelopes	Celulose de Mercado Celuloses Especiais e Solúvel	Toras Cavacos Resíduos	Higiene Pessoal Mercado Institucional	Papel para Impressão de Jornais
Cardboards *Packaging Paper* *Printing and Writing Paper*	*Corrugated Boxes*	*Multiwall Sacks and Envelopes*	*BEKP* *Dissolving and Specialty Pulp*	*Logs* *Chips* *By-products*	*Personal Care* *Away from Home*	*Newsprint*

Unidades de negócios

A operação da Klabin está estruturada em unidades de negócios, definidas a partir de mercados e processos. Cada unidade de negócio é responsável por todo o planejamento, produção e comercialização em seu segmento de mercado. O objetivo é centralizar o foco nas atividades, com simplificação operacional, especialização no atendimento aos clientes e redução de custos.

A configuração final foi estabelecida no início de 2001, impulsionada pela aquisição da Igaras, no ano anterior. Cada unidade de negócio – Embalagens (Caixas de Papelão Ondulado e Sacos), Papel, Celulose, Florestal, Descartáveis e Papel Imprensa – tem um diretor gerente responsável, que se reporta ao diretor de operações. A atuação nos negócios de Papéis Descartáveis e Papel Imprensa é conduzida por meio de gestão compartilhada com os sócios estratégicos Kimberly Clark e Norske Skog, respectivamente.

Business Units

Klabin's operations are structured in business units based on different markets and processes. Each business unit is responsible for all planning, production and commercial activity in its particular segment. The objective is to centralize the focus on each of the business activities with corresponding operating simplification, specialization in client services and cost savings.

The final configuration of the business units was completed in early 2001, hastened by the acquisition of Igaras the previous year. Each unit – Packaging (Corrugated Boxes and Sacks), Paper, Pulp, Forestry, Tissue and Newsprint – has its own managing director reporting to the chief operating officer (COO). Business activities in the Tissue and Newsprint business units are jointly managed together with Kimberly Clark and Norske Skog, respectively, the Company's strategic partners in these segments.

Florestal / *Forestry*

Bahia
São Paulo
Paraná
Santa Catarina
Rio Grande do Sul

Celulose / *Pulp*

Camaçari – BA
Guaíba – RS

Papéis / *Paper*

Angatuba – SP
Monte Alegre – PR
Correia Pinto – SC
Otacílio Costa – SC
Guaíba – RS

Caixas P.O. / *Corrugated Boxes*

Goiana – PE
Feira de Santana – BA
Ponte Nova – MG
Betim – MG
Del Castilho – RJ
Guapimirim – RJ
Itaquaquecetuba – SP
Piracicaba – SP
Jundiaí – SP (2)
Itajaí – SC
São Leopoldo – RS

Sacos Multifolhados e Envelopes / *Multiwall Sacks & Envelopes*

Brasil / *Brazil*
Correia Pinto – SC
Lages – SC (2)
Argentina
Pilar

Descartáveis / *Tissue*

Brasil / *Brazil*
Santo Amaro – BA
Cruzeiro – SP
Mogi das Cruzes – SP
Correia Pinto – SC
Argentina
Bernal

Papel Imprensa / *Newsprint*

Monte Alegre – PR



Desempenho dos Negócios

Vendas cresceram 21%, totalizando 1,8 milhão de toneladas

O volume de vendas, sem incluir madeira, totalizou 1,8 milhão de toneladas, 21% acima do volume alcançado em 2000. No ano, registrou-se crescimento de 56% em papéis para embalagens e de 36% em caixas de papelão ondulado, ainda como reflexo do ganho de escala com a aquisição da Igaras. Sacos/envelopes evoluíram 7% e celulose teve incremento de 2%. Os segmentos de descartáveis e imprensa/imprimir, entretanto, apresentaram redução de 4% e 17%, respectivamente. A receita líquida consolidada foi de R$ 2,4 bilhões, 29% acima da obtida no ano anterior.

O desempenho dos negócios foi afetado pela conjuntura econômica desfavorável – racionamento de energia elétrica e os efeitos da crise da Argentina, do desaquecimento da economia mundial e dos atentados terroristas nos Estados Unidos. Esses fatores provocaram redução de demanda nos mercados de papel e celulose. Em alguns segmentos - especialmente em papel, caixas de papelão ondulado e sacos –, a desvalorização do real frente ao dólar estimulou o crescimento das vendas externas. Com isso, as exportações representaram 32% da receita líquida e 38% do volume comercializado, acima dos registrados em 2000 (30% e 34%, respectivamente).

Sales grew 21%, totalizing 1.8 million tons

Business Performance

Sales volume, excluding wood, totaled 1.8 million tons, 21% over the volume posted in 2000. For the year, Klabin recorded a growth of 56% in packaging paper and 36% in corrugated boxes, reflecting the impact of increased scale accruing from the Igaras acquisition. Sales volume of sacks and envelopes also reported a growth of 7% while pulp was slightly up by 2%. Tissue and newsprint/printing paper registered a decline of 4% and 17%, respectively. Consolidated net income was R$ 2.4 billion, 29% higher than for the preceding year.

Business performance was hurt by the unfavorable economic scenario – electric power crisis, the effects of the crisis in Argentina, deceleration of the world economy and the terrorist attacks in the United States. All these factors resulted in softening demand in the pulp and paper markets. In some segments – notably those of paper, corrugated boxes and sacks –, the devaluation of the Real against the dollar boosted growth in overseas sales. As a result, exports represented 32% of total net revenue and 38% of sales volume, above the percentages recorded in 2000 (30% and 34%, respectively).

A Klabin manteve a liderança de mercado em seus principais segmentos de atuação. Em volume de vendas, detém participação de 45% em sacos e envelopes, 29% em caixas de papelão ondulado, 36% em papéis para embalagens e 22% em descartáveis (*tissue*). Alcançou-se no ano a maior produção brasileira de celulose, com 1,9 milhão de toneladas, incluindo celulose de mercado, solúvel, especiais e as integradas à produção de papéis e cartões.

Klabin kept its leadership in its principal markets. In sales volume, the Group holds a 45% share in sacks and envelopes, 29% in corrugated boxes, 36% in packaging paper and 22% in tissue. Among Brazilian producers, Klabin ranked as the largest pulp producer (1.9 million tons), including market, dissolving and specialty pulp as well as pulp directed for intercompany production of paper and cardboards.

Receita Líquida e Volume de Vendas *
Net Revenue and Sales Volume *

	2000		2001		Var. 01/00	
	R$ (milhões) *(million)*	(000) t	R$ (milhões) *(million)*	(000) t	Valor *Value*	Volume
Mercado Interno *Domestic Market*	1.491	979	1.752	1.099	17%	12%
Mercado Externo *Exports*	624	495	833	685	33%	38%
Total	2.115	1.474	2.585	1.784	22%	21%

Os dados da Igaras, adquirida em outubro de 2000, passaram a ser consolidados a partir do 4° trimestre de 2000. Desta forma, fica prejudicada a comparação dos desempenhos de 2000 e 2001.

* Considera 100% da receita das empresas coligadas /controladas, independentemente da participação acionária.

Financial data from Igaras acquired in October 2000, was consolidated into Klabin's financial statements as of 4th quarter 2000. Therefore, performance comparisons between 2000 and 2001 are distorted.

* Includes 100% of the revenue from associate/subsidiary companies independent of Klabin's stake in the capital.

Volume de Vendas 2001
Sales Volume 2001

%


31
28
Papéis para Embalagens
Packaging Paper
Caixas P.O.
Corrugated Boxes
Celulose
Pulp
Papéis de Impressão
Publication Paper
Sacos e Envelopes
Sacks & Envelopes
Descartáveis
Tissue

Distribuição da Receita Líquida 2001
Breakdown of Net Revenue 2001

%


23
23
8
Papéis para Embalagens
Packaging Paper
Caixas P.O.
Corrugated Boxes
Celulose
Pulp
Papéis de Impressão
Publication Paper
Madeira / Outros
Wood / Others
Sacos e Envelopes
Sacks & Envelopes
Descartáveis
Corrugated Boxes

Papéis

Vendas totalizam 583 mil toneladas em 2001

Estruturada no início de 2001, a unidade de negócio papéis reúne a produção de papéis e cartões para embalagens e papéis para imprimir e escrever.

O volume de vendas somou 583 mil toneladas (393 mil em 2000). A receita líquida passou de R$ 454 milhões em 2000 para R$ 655 milhões em 2001, representando, respectivamente, 33% do volume e 25% da receita da Klabin em 2001.



Sales reach 583,000 tons in 2001

Paper

The paper business unit, which was structured in 2001, incorporates the production of packaging paper, cardboards and printing and writing paper.

Sales totaled 583,000 tons (393,000 tons in 2000), while net revenue rose from R$ 454 million in 2000 to R$ 655 million in 2001, representing 33% and 25%, respectively of the total volume and net revenue recorded by Klabin in 2001.



Cartões para embalagens – A produção de cartões para embalagens é um negócio estratégico para a Klabin, que desenvolveu uma família de produtos para diferentes usos: líquidos, produtos alimentícios congelados, embalagens multipack de cervejas e refrigerantes, detergentes em pó, cereais e de uso geral na confecção de embalagens. O segmento cresceu 8%, acompanhando o desempenho geral desse mercado.

Papéis para embalagens – As vendas atingiram 550 mil toneladas. Apesar do preço deprimido, foram incrementados os volumes de exportação de kraftliner, impulsionados pelo câmbio e pelos custos competitivos, o que compensou a retração do mercado doméstico. Foram exportadas 325 mil toneladas.

Papéis para imprimir e escrever – A produção é feita na unidade de Guaíba (RS), atingindo 33 mil toneladas, volume estável em relação ao ano anterior.

Cardboards *– The production of packaging cardboards is a strategically important business for Klabin, which has developed a family of products for different uses: liquids, frozen food products, multipack containers for beers and soft drinks, soap powder, cereals and the manufacture of general-purpose packaging. The segment grew 8%, in line with the general performance in this market.*

Packaging paper *– The Company's sales reached 550,000 tons. In spite of weaker prices, Klabin increased its export volumes of kraftliner bolstered by the depreciation of the Real against the dollar and by competitive costs which offset poorer domestic demand. In 2001, the Group exported 325,000 tons.*

Printing and writing paper *– The Company's Guaiba (RS) plant is responsible for this product with 2001 sales reaching 33,000 tons, equal to 2000.*


Klabin
RIGID
Klabin
Klabin
Klabin
Carrier
Board
Klabin
Klabin

Caixas de Papelão Ondulado

Vendas de caixas de papelão ondulado representam 23% da receita total

O volume de vendas de caixas de papelão ondulado foi de 510 mil toneladas, representando 28% do volume total. A receita líquida somou R$ 586 milhões, o equivalente a 23% da receita total da Klabin em 2001.

As vendas de caixas de papelão ondulado mantiveram-se estáveis no acumulado do ano. Houve crescimento no primeiro trimestre, mas, a partir de maio, com os temores sobre os efeitos da crise de energia na produção industrial, registrou-se forte contração do mercado. O auge da retração ocorreu no terceiro trimestre, em decorrência dos atentados terroristas de 11 de setembro. Como o racionamento de energia teve um impacto menor do que o inicialmente previsto, as vendas voltaram a crescer no final do ano.

Houve uma pequena recuperação de preço a partir do segundo semestre, compensando parcialmente a elevação de custos.

Sistemas de embalagens – Houve um avanço nos projetos que oferecem soluções integradas de embalagens, nas quais a Klabin implanta e opera serviços e processos agregados à cadeia produtiva dos clientes, de acordo com as necessidades específicas.

Sales of corrugated boxes represent 23% of total revenue

Corrugated Boxes

Sales of corrugated boxes were 510,000 tons, representing 28% of the total for the Company. Net revenue totaled R$ 586 million, or the equivalent of 23% of the total.

The year's accumulated sales of corrugated boxes remained unchanged. While the first quarter of the year reported growth, from May onwards, the impact of the energy crisis on industrial production saw a sharp contraction in the market. Demand was at its weakest during the third quarter following the terrorist attacks of September 11. However, with the impact of energy rationing proving to be less drastic than originally anticipated, sales began to recover late in the year.

The segment reported a small recovery in price from the second half, partially offsetting the rise in costs.

Packaging systems – The Company reported progress in the development of its business for offering integrated packaging solutions whereby Klabin implements and operates services and processes which are tailor-made to the specific requirements of the clients' production chain.



Sacos Multifolhados e Envelopes

Houve crescimento de 7% no volume de vendas (116 mil toneladas) e de 15% em receita líquida (R$ 208 milhões). A ampliação da receita reflete mudança de mix de produtos e recuperação de preços, o que possibilitou compensar parcialmente o aumento de custos de produção. A Klabin é líder de mercado em sacos multifolhados, com participação de 45%.

Multiwall Sacks and Envelopes

This segment reported a 7% and 15% growth in sales volume (116,000 tons) and net revenue (R$ 208 million), respectively. The improved revenue is a reflection of the change in the product mix and the recovery in prices, both of which helped to partially offset the increase in production costs.
Klabin is leader in the multiwall sack segment with a market share of 45%.


RAÇA

Celulose

Volume de vendas atingiu 341 mil toneladas

A Klabin produz celulose de mercado, destinada à produção de papel; celulose solúvel, de uso na indústria têxtil; e celuloses especiais, para indústrias alimentícias, de tintas e filamentos. Todas as operações de celulose da Klabin foram agregadas em uma unidade de negócio, que atingiu receita líquida total de R$ 377 milhões, 2% abaixo do ano anterior. Mesmo com crescimento de 2% no volume de vendas, para 341 mil toneladas, a receita caiu afetada pela retração dos preços ao longo de 2001.

O mercado mundial de celulose manteve-se com estoques elevados, oferta superior ao consumo e conseqüente retração de preços, num cenário já evidenciado a partir do quarto trimestre de 2000. Na média do ano, os preços recuaram 26% em dólar, comparados ao ano anterior. Nas vendas totais da Klabin, a celulose participou com 19% do volume e 15% da receita líquida.

O número restrito de produtores mundiais nos segmentos de celulose solúvel e celuloses especiais reduz as oscilações de mercado. Por essa razão, a retração de preços foi menos intensa do que a verificada em celulose branqueada de mercado.

Um destaque em 2001 foi a continuação do desenvolvimento da espécie de eucalipto *Eucalyptus Globulus*, que proporciona uma fibra de alta qualidade, além de maior produtividade industrial, destinada aos segmentos de papéis e cartões revestidos.



Sales volume reached 341,000 tons

Pulp

Klabin produces market pulp used for paper manufacture, dissolving pulp in the textile industry and specialty pulps for the food, paint and filaments industries. All types of pulp production were grouped into a single business unit reporting a total net revenue of R$ 377 million, 2% below that of 2000. Although there was a 2% growth in sales volume to 341,000 tons, revenue was impacted by weakening prices during the course of 2001.

Inventory levels of pulp in the international market remained high with supply exceeding demand and a consequent softening in prices, a scenario that had already become apparent in the final quarter of 2000. Average prices in dollar terms slumped by 26% in 2001 compared with the previous year. Pulp accounted for 19% by volume and 15% by net revenue of Klabin's total sales.

The limited number of dissolving and specialty pulp producers worldwide had a stabilizing effect on prices and thus, the slump in prices was less accentuated than in the case of bleached market pulp.

Particularly significant in 2001 was the continued development of a variety of eucalyptus known as Eucalyptus Globulus, which produces a high quality fiber as well as greater industrial productivity and is used by the paper and coated cardboard segments.



Florestal

Klabin é a primeira empresa de celulose de eucalipto do mundo a certificar 100% da produção originada de suas florestas no Rio Grande do Sul

O manejo de florestas da Klabin tem um enfoque de negócio, considerando-se tanto a produção de matéria-prima para as fábricas integradas como a comercialização de toras. Foram comercializadas 1.715 mil toneladas de toras de eucalipto e pinus, com uma receita líquida de R$ 106 milhões, 56% acima do ano anterior. A venda foi destinada à laminação e serrarias, essencialmente nos estados do Paraná e de Santa Catarina.

Em 2001 foram certificadas as florestas e a unidade industrial de Guaíba (RS), tornando-se a Klabin a primeira empresa do mundo a obter o selo do Forest Stewardship Council (FSC) para a produção de celulose de eucalipto com 100% de matéria-prima certificada.

Esse é um importante diferencial de mercado, atestando que a produção é feita dentro dos princípios de desenvolvimento sustentado, de respeito ao meio ambiente e à comunidade. As florestas plantadas no Paraná já são certificadas desde 1998.



Klabin is the first eucalyptus pulp company in the world to receive certification for 100% of the production, which originates from its own forests in Rio Grande do Sul

Forestry Products

Klabin's forestry management is focused towards the production of raw material for delivery to the Company's integrated plants, as well as the sale of logs. Klabin sold 1,715,000 tons of eucalyptus and pine logs, generating net revenue of R$ 106 million, 56% more than in 2000. Sales were largely directed to supply the wood veneer industry and saw mills in the states of Paraná and Santa Catarina.

In 2001, the Guaíba (State of Rio Grande do Sul) plant and forests received international certification, thus making Klabin the first company in the world to obtain the Forest Stewardship Council (FSC) seal for eucalyptus pulp produced from 100% certified raw material.

This gives the Company an important competitive edge since it certifies that production is in line with the principles of sustained development and environmental and community responsibility. Klabin's forest plantations in the State of Paraná have been certified since 1998.

FSC ©
SW-FM/NTFP/COC-038
SW-FM/COC-167
SW-COC-600
FSC Trademark © 1996 Forest Stewardship Council A.C.

Em decorrência de excedentes florestais, foram alienados 9.700 hectares de florestas e 13 mil hectares de terras no Estado do Rio Grande do Sul e 5.400 hectares de terras e florestas no Estado de São Paulo. A venda de florestas da Klabin Riocell S.A., concluída em maio de 2001, representou uma receita líquida de R$ 67 milhões e gerou um resultado líquido operacional de R$ 42 milhões.
Simultaneamente, foi iniciada a operação de compra de terras para a constituição de florestas próprias da Klabin Bacell S.A., na Bahia, que atualmente compra madeira de terceiros.
A centralização do negócio florestal propiciou a formação de um grupo de pesquisa e desenvolvimento florestal, com integração de todos os profissionais que atuam nessas áreas.
Em 2001, a Klabin movimentou no total 6 milhões de toneladas – entre a madeira que abastece as fábricas e aquela vendida para terceiros.



Due to reserves in excess of its needs, the Company divested 9,700 hectares of forest and 13,000 hectares of land in the State of Rio Grande do Sul and an additional 5,400 hectares of land and forests in the State of São Paulo. The divestment of Klabin Riocell's forests, concluded in May 2001, represented net revenue of R$ 67 million and resulted in a net operating result of R$ 42 million.
At the same time, Klabin began a program of land purchases for the development of its own forest reserves to supply Klabin Bacell in the State of Bahia, which currently acquires wood from third parties.
The centralization of the forest products business has resulted in the formation of a research and forestry development group integrating all the professionals working out of the various business units.
In 2001, Klabin transported a total of 6 million tons, split mainly between wood for supplying its own plants and for sale to third parities.

Descartáveis

São introduzidas novas categorias de produtos, com tecnologia exclusiva

As operações são desenvolvidas pela *joint venture* com a Kimberly Clark Corporation no Brasil – onde a Klabin Kimberly é líder do mercado de descartáveis de papel (tissue) –, com participação de 22% no volume e 28% no valor total comercializado, e na Argentina, onde a participação da KCK Tissue corresponde a 14% do mercado.

O volume de vendas caiu 4% em relação ao ano anterior (138 mil toneladas), enquanto a evolução na receita líquida foi de 9% (R$ 408 milhões). A participação nos negócios totais da Klabin foi equivalente a 8% no volume e 17% na receita líquida.

New categories of products are being introduced through exclusive technology

Tissue

Tissue manufacture is conducted through a joint venture with Kimberly Clark Corporation in Brazil – Klabin Kimberly. This joint venture is leader in tissue with a market share of 22% by volume and 28% by total value sold. It has also established leadership in Argentina, where KCK Tissue has a 14% market share.

Sales volume fell 4% year-over-year (138,000 tons), while net revenue was 9% lower (at R$ 408 million). The tissue segment represented 8% volume share and 17% of the Company's net revenue.



Na linha *family care*, as marcas da Klabin Kimberly são Neve, Camélia e Nice (papel higiênico), Chifon e Gourmet (papel-toalha), Grand Hotel, Chifon e Gourmet (guardanapos), e Klin e Kleenex (lenços de papel). No mercado institucional comercializa descartáveis de higiene e limpeza, como papel-toalha, papel higiênico, guardanapos, lençóis hospitalares e desodorantes ambientais, com produtos destinados a escritórios, escolas, hotéis, hospitais, etc.

Num mercado aberto para várias oportunidades de inovações, a Companhia introduziu duas novas categorias de produtos, desenvolvidas com tecnologia exclusiva da Kimberly: papel higiênico umedecido (Neve Fresh) e toalhas de papel laváveis e reutilizáveis (Duramax). O novo papel higiênico (*Flushable Moist Wipes*) tem registrado nos Estados Unidos uma taxa de crescimento anual de 25% a 30%. Já a toalha de papel, ao combinar celulose com polipropileno, apresenta quatro vezes mais resistência do que qualquer outra toalha do mercado.


Neve
Neve


Chifon
DURAMAX

In the family care line, Klabin Kimberly's brands are Neve, Camélia and Nice (toilet paper), Chifon and Gourmet (paper towels), Grand Hotel, Chifon and Gourmet (napkins), and Klin and Kleenex (facial tissue). In the institutional market, the Company sells disposable items for hygiene and cleaning such as paper towels, toilet paper, paper napkins, sheets for hospitals and deodorizers, all for use in offices, schools, hotels, hospitals, etc.

In a market that is receptive to innovations, the Company has launched two new categories of product in Brazil both developed using technology which is exclusive to Kimberly: moistened toilet paper (Neve Fresh) and paper towels which are washable and reusable (Duramax). The new toilet paper (Flushable Moist Wipes) has registered annual growth rates of 25% to 30% in the United States. Meanwhile, the paper towel, which is a pulp and polypropylene mix, has four times more resistance than any other towel in the market.

Papel Imprensa

Retração do mercado provocou queda de 8% nas vendas

O mercado mundial de papel imprensa apresentou uma queda muito forte de consumo, que se refletiu no Brasil com uma retração de 18%. Em função dessa situação desfavorável de mercado, a máquina dedicada a papel imprensa foi aproveitada também na produção de kraftliner, reduzindo-se estoques e evitando-se a ociosidade do equipamento.

Representando 5% da receita líquida e 5% do volume de vendas da empresa, o segmento de papel imprensa proporcionou receita líquida de R$ 126 milhões. O volume de vendas foi de 92 mil toneladas, uma redução de 16%.

A Klabin atua nesse mercado por meio de uma *joint venture* com a Norske Skog, iniciada em 2000 e que se encerra em março de 2003. A partir dessa data, a máquina será reformada para a produção de cartões para embalagens.



Newsprint

Weaker market conditions caused an 8% fall in sales

The world newsprint market posted a sharp downturn, which translated into a decline of 18% in Brazil. Due to these unfavorable market conditions, Klabin switched its production capacity previously dedicated exclusively to newsprint manufacture, to the partial production of kraftliner, thus reducing inventory levels of newsprint and avoiding overcapacity.

Representing sales and net revenue of 5% each of the Company's total, the newsprint segment contributed a net revenue of R$ 126 million while sales totaled 92 million tons, a reduction of 16%.

Klabin operates with Norske Skog in this market through a joint venture begun in 2000 and now due to be wound up in March, 2003. From then on, the machine currently in use will be readapted to the production of packaging cardboards.

E-Business

A Klabin, uma das empresas industriais pioneiras em e-business, com o KPO-Online, participou em 2001 da criação do Pakprint S/A, um portal setorial, para divulgação, prestação de serviços e comercialização de papel e celulose. Na empresa, que é uma associação com outras quatro companhias do setor, foram investidos R$ 2 milhões pela Klabin, correspondendo a 20% no capital.

Mais do que um novo canal de vendas, o portal é uma ferramenta de colaboração com os clientes – dando uma visão de estoque, acompanhamento do pedido, desenvolvimento do produto, etc. O portal, além de apoiar as iniciativas individuais de comércio eletrônico das empresas – prestando o serviço e fornecendo a estrutura –, tem o objetivo de facilitar a integração eletrônica entre os participantes da cadeia de negócios. A Klabin manterá uma loja virtual no Pakprint, a KOL, Klabin On-Line, oferecendo inicialmente sacos, envelopes, papéis e cartões para embalagens e caixas de papelão ondulado.



E-Business

One of the industry pioneers in e-business through KPO-Online, in 2001 Klabin was instrumental in the creation of Pakprint S/A, a dedicated industry portal for providing information on the sector, rendering industry-related services and selling pulp and paper. Klabin has invested R$ 2 million (20% of the capital) in the company which is an association with 4 other sector companies.

More than just an alternative sales channel, the portal is an interactive tool with the Group's clients – to provide information on inventory levels, monitor the progress of orders, product development and other functions. Besides supporting the individual e-commerce initiatives of the companies by providing the service and the structural framework, the portal aims to electronically integrate the participants comprising the business chain. Klabin is to install a virtual shop in the Pakprint portal, KOL, Klabin On-Line, initially to offer sacks, envelopes, packaging paper and cardboard and corrugated boxes.

Outra iniciativa na área de e-business foi o desenvolvimento de um projeto de compras eletrônicas de materiais, utilizando a ferramenta Enterprise Buyer Procurement (EPB) que integra o sistema de gestão SAP, já implantado pela Companhia. O investimento foi de R$ 800 mil.

Em 2001 concluiu-se a implantação do sistema de gestão SAP R/3 em todas as 26 unidades industriais, nas áreas administrativas e financeiras, unificando a versão do programa. Nesse projeto foram investidos R$ 20 milhões nos últimos quatro anos, configurando-se como uma importante ferramenta de gestão.

A further e-business initiative in 2001 was the development of a project for electronic procurement of materials using the Enterprise Buyer Procurement (EPB) tool which is integrated with the SAP system, implemented by the Company at an investment worth R$ 800,000.

In 2001, the SAP R/3 enterprise resource system was implemented throughout the Group's 26 plants and also in the administrative and financial areas with a standardized version of the program. Klabin has invested R$ 20 million over the past four years in the system which has now become an important managerial tool.

Desempenho Econômico-Financeiro

O desempenho operacional da Klabin em 2001 foi satisfatório, ao levar-se em conta as turbulências do ano: racionamento de energia elétrica, problemas econômicos na Argentina e atentados terroristas nos EUA, com o conseqüente desaquecimento no mercado de papel e celulose.

As comparações a seguir foram elaboradas a partir da demonstração do resultado consolidado pró-forma de 2001 de IKPC, incorporada por Klabin S.A., com o objetivo de proporcionar aos acionistas e ao mercado em geral uma comparação com o ano de 2000.

Esse resultado está influenciado por despesas não-recorrentes, provisões diversas e reconhecimento de perdas no ítem contas a receber.

Economic and Financial Performance

Klabin's 2001 operating performance was satisfactory when set against the turbulent events of the year: electric energy rationing, economic problems in Argentina and the terrorist attacks in the United States followed promptly by the deceleration of the pulp and paper market.

The comparisons below were prepared on the basis of the pro forma 2001 consolidated income statement for IKPC, subsequently incorporated by Klabin S.A. The purpose of this procedure is to enable shareholders and the market at large to make a comparative analysis in relation to the year 2000.

Results were impacted by non-recurring expenses, sundry provisions and the recognition of losses in the accounts receivable item.

Lucro Bruto

O lucro bruto foi de R$ 982 milhões, um crescimento de 20% em relação a 2000, com queda da margem bruta de 44% para 40%. Esse decréscimo é explicado pelos mais baixos preços registrados nos últimos anos, em especial os de celulose e kraftliner.

Lucro Operacional

O lucro operacional, antes do resultado financeiro, atingiu R$ 477 milhões, um crescimento de 3% em relação a 2000, com recuo de 25% para 20% da margem operacional.
O resultado operacional foi afetado negativamente pela amortização do ágio de Igaras (outras despesas operacionais), no montante de R$ 24 milhões, iniciado no terceiro trimestre do ano.

Gross Profit

Gross profit was R$ 982 million, a year-over-year growth of 20% with gross margin slipping from 44% to 40%, reflecting the lowest prices recorded in the recent past mainly for pulp and kraftliner.

Operating Profit

Operating profit before the financial result totaled R$ 477 million, a growth of 3% compared with 2000. This represents an operating margin of 20%, down from 25% from last year.
The operating result was adversely impacted by the amortization of goodwill on the acquisition of Igaras (other operating expenses), which began in the third quarter, reaching R$ 24 million in 2001.

EBITDA

A geração de caixa das operações, medida pelo EBITDA, totalizou R$ 729 milhões, 15% superior a 2000, com a margem EBITDA caindo de 34% para 30%. Essa queda é explicada pelos itens não-recorrentes contabilizados no quarto trimestre.

Lucro Líquido

O lucro líquido de Klabin S.A., após o processo de reestruturação, foi de R$ 79 milhões.

Resultado Financeiro e Endividamento

As despesas financeiras líquidas somaram R$ 678 milhões, um aumento de 93% comparado a 2000, decorrente da desvalorização de 19% do real frente ao dólar. As variações cambiais líquidas aumentaram de R$ 102 milhões, em 2000, para R$ 323 milhões em 2001, isto é, 29% e 48% das despesas financeiras líquidas, respectivamente.

EBITDA

R$ Milhões / *R$ Million*


181
457
632
729
98
99
00
01

EBITDA

Cash generation from operations as measured by EBITDA, totaled R$ 729 million, 15% higher than 2000, with the EBITDA margin falling from 34% to 30%. This reduction represents non-recurring items booked in the fourth quarter.

Net Profit

Klabin's net profit following the Group's restructuring was R$ 79 million.

Financial Result and Debt

Net financial expenses totaled R$ 678 million, an increase of 93% compared with 2000, due to the 19% devaluation of the Real against the dollar. Net exchange losses escalated from R$ 102 million in 2000 to R$ 323 million in 2001, or 29% and 48% of total net financial expenses, respectively.

A empresa reconheceu integralmente a desvalorização do real no período, não utilizando o recurso de diferimento cambial permitido pela Comissão de Valores Mobiliários (CVM).

O endividamento bruto totalizou R$ 2.526 milhões, com 55% de longo prazo, em vencimentos que se estendem até 2008.

O endividamento em moeda estrangeira representa 70% do endividamento total, dos quais 60% são de pré-pagamentos de exportação.

O endividamento líquido atingiu R$ 2.458 milhões, ou 64% da capitalização total.

Apesar dos expressivos investimentos na aquisição da Igaras e na ampliação da capacidade de produção de celulose de mercado em Guaíba (RS), o endividamento da Klabin permaneceu estável em relação a 2000.

Eventos Extraordinários

Em virtude da crise econômico-financeira que está ocorrendo na Argentina, a Klabin S.A. reconheceu perdas patrimoniais sobre os investimentos mantidos naquele país, decorrentes da flutuação do peso em relação ao dólar. Essa perda patrimonial está refletida no Resultado Líquido de Klabin S.A., no montante de R$ 61 milhões.

Financiamentos – Consolidado / *Debt – Consolidated*

	31/12/2001			31/12/2000		
	Moeda / *Currency*		Total	Moeda / *Currency*		Total
(R$ milhões) *(R$ million)*	Local *Local*	Estrangeira *Foreign*		Local *Local*	Estrangeira *Foreign*	
Curto Prazo *Short Term*	142	988	1.130	435	520	955
Longo Prazo *Long Term*	625	771	1.396	549	1.123	1.672
Endividamento Bruto *Gross Debt*	767	1.759	2.526	984	1.643	2.627
Caixa e Aplicações Financeiras *Cash and Short Term Investments*			(68)			(152)
Endividamento Líquido *Net Debt*			2.458			2.475

The Company opted to fully recognize the depreciation of the Real during the period as opposed to deferring foreign exchange losses as permitted by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM).

Gross debt totaled R$ 2,526 million, 55% of which was long term with maturities extending to 2008. Out of total debt, foreign currency denominated debt accounts for 70%, 60% of which is prepayment of exports.

Net debt amounted to R$ 2,458 million or 64% of Klabin's total capitalization.

In spite of the significant investments involved in the acquisition of Igaras and the expansion in installed capacity for market pulp production at the Guaíba (RS) plant, Klabin's outstanding debt remained unchanged in relation to 2000.

Extraordinary Events

In the light of the economic and financial crisis in Argentina, Klabin S.A. has recognized losses in the balance sheet on its Argentine investments due to the fluctuation of the peso in relation to the dollar. These losses are reflected in the net results of Klabin S.A. and amount to R$ 61 million.

Demonstração do Valor Adicionado

O valor adicionado, um indicador da riqueza agregada à sociedade pela Companhia, totalizou R$ 1.077 milhões em 2001 (R$ 941 milhões em 2000). Esse valor é representado pela diferença entre as receitas obtidas (R$ 2.876 milhões) e o custo de aquisição das matérias-primas e serviços de terceiros, além de depreciações, amortizações e exaustões (R$ 1.799 milhões).

Essa posição indica um índice de agregação de valor de 37% sobre as aquisições de produtos e serviços de terceiros. Ou seja, de cada R$ 1,00 de receita obtida, R$ 0,37 foi transferido para o governo (impostos, taxas e contribuições), trabalhadores (pessoal e encargos), instituições financeiras (juros) e acionistas (dividendos).

Distribuição do Valor Adicionado
Breakdown of Value Added

	R$ milhões / *R$ million*
(+) Receita Bruta Consolidada / *Consolidated Gross Revenue*	2.847
(-) Insumos Adquiridos de Terceiros *Raw Materials and Services Acquired from Third Parties*	1.570
(+) Valor Adicionado ou Recebido em Transferência *Transferred Value Added*	29
(-) Retenções – Depreciação, Amortização e Exaustão *Depreciation, Amortization and Depletion*	229
= Valor Adicionado a Distribuir / *Value Added to be Distributed*	**1.077**
Distribuição do Valor Adicionado / *Breakdown of Value Added*	1.077
(+) Remuneração do Trabalho / *Labor Remuneration* (Salários e Encargos Sociais / *Salaries, Benefits and Payroll Taxes*)	284
(+) Instituições Financeiras / *Banks* (Despesas Financeiras e Juros / *Financial Expenses and Interest*)	698
(+) Governo e Comunidades / *Government and Community* (Impostos Pagos, Infra-Estrutura e Doações *Income Taxes, Social Contributions and Donations*)	269
(+) Dividendos / *Dividends*	30
(+) Lucros Retidos e Reserva de Lucros *Retained Earnings and Legal Reserve*	49
(-) Efeitos de Incorporação / *Incorporation Effects*	253

Value Added Statement

Value added – an indicator of enhanced wealth which the Company provides to the community – totaled R$ 1,077 million in 2001 (R$ 941 million in 2000). This value represents the difference between the revenues generated (R$ 2,876 million) and the acquisition cost of raw materials and third party services, together with depreciation, amortization and depletions (R$ 1,799 million).

This position indicates a value added index of 37% on acquisition of products and third party services. In other words, for each R$ 1.00 of revenue generated, R$ 0.37 was transferred to the government (through income taxes, social contributions and donations), to employees (salaries, benfits and payroll taxes), financial institutions (interest) and shareholders (dividends).

Investimentos

Os investimentos em 2001 totalizaram R$ 361 milhões, um crescimento de 69% em relação ao ano anterior (excluindo-se aquisições). O investimento mais relevante foi a ampliação da capacidade de produção de celulose de mercado, na unidade de Guaíba (RS), que passará de 300 mil para 400 mil toneladas a partir do segundo trimestre de 2002. A produção será integralmente branqueada, pelo processo ECF (*Elementary Chlorine Free* – sem cloro elementar). Orçado em US$ 130 milhões, esse projeto recebeu em 2001 o equivalente a R$ 217 milhões.

Foi concluído também um investimento de R$ 25 milhões na reforma da máquina de papel kraft e ampliação da capacidade de produção de sacos multifolhados, permitindo oferecer ao mercado um produto de maior resistência e menor gramatura.

Em 2002, os investimentos previstos incluem a conclusão da expansão da capacidade da planta de celulose em Guaíba (RS), a instalação de uma planta de reciclados na unidade de descartáveis em Correia Pinto (SC) e investimentos correntes nas unidades industriais.

Capital Expenditures

Capital expenditures in 2001 totaled R$ 361 million, a growth of 69% compared with 2000 (without taking acquisitions into account). The most significant investment during the year was the expansion of installed capacity for the production of market pulp at the Guaíba (RS) plant. This expansion will entail an increase in capacity from 300,000 to 400,000 tons as of the second quarter of 2002. Production will be entirely of bleached pulp using the ECF (Elementary Chlorine Free) process.

With a total budget of US$ 130 million, Klabin invested the equivalent of R$ 217 million in this project during 2001.

The Company also concluded an investment of R$ 25 million in the refurbishment of its kraft paper machine and capacity expansion for the production of multiwall sacks. This will satisfy market demand for a product that combines greater strength with reduced weight.

In 2002, planned capital expenditures include the conclusion to the Guaíba (RS) pulp capacity expansion, the installation of a recycling facility at the Correia Pinto (SC) tissue plant and current investments at the industrial units.

Mercado de Capitais

As ações preferenciais da Klabin foram negociadas em todos os pregões da Bovespa. Registraram-se 13.406 operações, que envolveram 156,8 milhões de ações preferenciais e volume médio diário negociado de R$ 597 mil. As cotações recuaram 31%, enquanto o índice Ibovespa apresentou desvalorização de 11%.

A crise argentina, a instabilidade cambial e as incertezas sobre o comportamento mundial da economia, especialmente após os ataques terroristas aos Estados Unidos, em setembro, pesaram na avaliação dos investidores.

Capital Markets

Klabin's preferred shares were negotiated on all the days the São Paulo Stock Exchange – Bovespa was open for business. The Bovespa recorded 13,406 operations involving 156.8 million preferred shares and a daily average volume of R$ 597,000. The Company's share prices recorded a 31% decline compared with the Ibovespa index, which fell 11%.

Investor sentiment was adversely impacted by the Argentine crisis, instability in the foreign exchange markets and the uncertain world economy following the terrorist attacks in the USA in September.

Comparativo Klabin PN x Ibovespa – 2001
Klabin PN x Ibovespa Comparison – 2001


120
100
80
60
40
20
0
Jan
Fev
Mar
Abr
Mai
Jun
Jul
Ago
Set
Out
Nov
Dez
Klabin PN
Ibovespa

Até o dia 28 de dezembro de 2001 foram negociadas na Bovespa as ações de IKPC, e, a partir de 2 de janeiro de 2002, as ações de Klabin S.A., com os códigos KLBN3 e KLBN4.
O número total de ações da Klabin no final de 2001 era de 918.800.341 ações, sendo 317.049.392 ordinárias e 601.750.949 preferenciais.
Em 28 de janeiro de 2002, foram pagos dividendos antecipados no montante de R$ 30 milhões, relativos ao exercício de 2001, sendo R$ 30,64 por lote de mil ações ordinárias e R$ 33,71 por lote de mil ações preferenciais.

IKPC's shares were traded on Bovespa *up to December 28, 2001 to be replaced as from January 2, 2002 by those of Klabin S.A. with the ticker codes of KLBN3 and KLBN4.*
At the end of 2001, the number of shares of Klabin totaled 918,800,341 of which 317,049,392 were common and 601,750,949 preferred shares.
On January 28, 2002, the Company paid an interim dividend amounting to R$ 30 million relative to the 2001 financial year, being R$ 30.64 per thousand common shares and R$ 33.71 per thousand preferred shares.

Distribuição do Capital Social de Klabin S.A.
Klabin S.A. Shareholder Structure


20,0
59,5
20,5

Ações Ordinárias
Common Shares

%

- Klabin Irmãos
- Monteiro Aranha
- Outros / *Others*


39,0
18,5
10,9
31,6

Ações Preferenciais
Preferred Shares

%

- Investidores Estrangeiros *Foreign Investors*
- Investidores Nacionais *Brazilian Investors*
- Investidores Institucionais *Institutional Investors*
- BNDESPAR

Recursos Humanos



Os esforços da área de Recursos Humanos foram centralizados na organização da Companhia, uma decorrência da compra da Igaras e da reestruturação das unidades de negócio. Assim, a prioridade foi unificar procedimentos de gestão, de benefícios, fluxo de informações e movimentação de pessoal, já que o ano foi marcado por transferências entre as unidades.

A atuação foi monitorada por uma pesquisa de opinião, parte de um processo de gestão de clima, aplicada por uma consultoria especializada (Hay Group), que envolveu os funcionários de todas as unidades. O objetivo foi identificar opiniões e expectativas, para um trabalho de médio e longo prazo.

Uma iniciativa importante foi a implantação de um plano único de previdência privada – o Plano de Aposentadoria Complementar Klabin (PACK) –, gerido pela AIG/Prever, com contribuição dos funcionários e contrapartida da empresa.

A formação escolar dos funcionários da Klabin é outra preocupação constante, visando proporcionar melhores capacitações e oportunidades de desenvolvimento profissional. São oferecidas bolsas para cursos do ensino fundamental, médio, graduação e pós-graduação.

No final de 2001, a Klabin contava com 9.367 empregados diretos e 6.647 contratados de terceiros.

Human Resources

During the year, efforts within the Human Resources area were focused on the organization of the Company following the acquisition of Igaras and the restructuring of the business units. Priority was given to standardizing management procedures, benefits, information flows and mobility of personnel given that the year was characterized by a large number of transfers between the different units of the Company.

Performance in this area was monitored by an opinion poll, part of a management process of the working environment organized by a specialized consultancy (the Hay Group), in which employees from all the Company's facilities participated. The objective was to identify opinions and expectations to enable the Company to provide the basis for a medium and long-term plan.

An important initiative was the implementation of a unified private pension plan – Plano de Aposentadoria Complementar Klabin (PACK) – managed by AIG/Prever, which includes matching employee/company contributions.

Another of Klabin's constant concerns is the investment in employee education in order to upgrade individual skills and provide opportunities for professional development. The Group offers scholarships for primary, high school, graduate and post-graduate courses.

At the end of 2001, Klabin had a headcount of 9,367 employees and a further 6,647 were contracted through third parties.

Ações Sociais

No ano escolhido pela Organização das Nações Unidas como o "Ano Internacional do Voluntariado", a Klabin desenvolveu diversas atividades junto às comunidades em que está inserida, estimulando a participação dos funcionários e seus familiares em campanhas que beneficiaram os municípios em que residem. No Rio Grande do Sul, o empenho foi recompensado em dezembro, com o Troféu Destaque Responsabilidade Social 2001, concedido pela Assembléia Legislativa daquele Estado.

A participação voluntária dos funcionários nas unidades e na sede administrativa, em São Paulo, incluiu distribuição de brinquedos, agasalhos e alimentos a entidades beneficentes.

Community Action

With 2001 declared as the Year of the Volunteer by the United Nations, Klabin was responsible for establishing various activities in the communities in which it operates, thus encouraging the participation of its employees and their families in campaigns designed to benefit their home municipalities. In the State of Rio Grande do Sul, this effort was rewarded in December when the Company was awarded the Outstanding Social Responsibility Trophy by the State Legislative Assembly.

Volunteer work by employees of the Company's business units and administrative head office in São Paulo included the distribution of toys, winter coats and food to charity organizations.

Doações

As doações são outra forma de colaborar com as comunidades.
A unidade de Correia Pinto (SC) entregou à Associação dos Pais e Amigos dos Excepcionais (Apae) do município três áreas construídas no centro da cidade, onde funcionarão setores administrativos, uma clínica e oficinas de trabalhos, que são comercializados para proporcionar renda para as famílias dos excepcionais e para a própria instituição. Num dos prédios funcionará o Centro Cultural e o museu da cidade.
Também são feitas doações de verbas, materiais recicláveis (cartuchos, lâmpadas, etc.) e computadores para entidades assistenciais (como Apae, Pastoral da Criança, Fundação Abrinq pelos Direitos da Criança) e prefeituras municipais.
A Brigada Mirim Ecológica da Ilha Grande, no Rio de Janeiro, é outro projeto comunitário que conta com a parceria da Klabin. A brigada é formada por adolescentes em idade escolar, na faixa etária entre 14 e 17 anos que, mediante a concessão de uma bolsa auxílio, se dedicam à tarefa diária de limpeza das trilhas e praias e da conscientização dos turistas e moradores acerca da importância da preservação ecológica da ilha.



Donations

Donations are another way in which the Company collaborates with local communities. The Correia Pinto (State of Santa Catarina) plant donated three buildings located in the down-town area to the local Association for Parents and Friends of the Handicapped (Pais e Amigos dos Excepcionais – Apae) for use as a clinic and for workshops to produce handicrafts, proceeds of which go for the families of the handicapped and for funding the institution itself. The city's cultural center and museum are to be housed in one of the buildings.
The Group is also responsible for cash donations as well as donations of recyclable materials (cartridges, light bulbs, etc.) and computers for charitable entities (such as Apae, Pastoral da Criança, the Abrinq Foundation for Children's Rights) and the municipal authorities.
Another community project in which Klabin has a role as partner is the Junior Ecological Brigade of Ilha Grande, an island off the coast of the State of Rio de Janeiro. The brigade is made up of school-aged adolescents from 14 to 17, who in return for a financial grant, carry out the daily task of cleaning the footpaths and beaches of the island. They are also responsible for making tourists aware of the need for the ecological preservation of Ilha Grande.

Cultura

Na área da cultura, a Companhia participa do programa "Adote uma Obra Artística", do Departamento de Patrimônio Histórico da Secretaria Municipal de Cultura de São Paulo. A Klabin conserva o Monumento a Carlos Gomes, que foi restaurado pela empresa e entregue à comunidade em setembro de 2001. A obra do artista italiano Luiz Brizzolara data de 1922 e reúne 12 peças em bronze, mármore e granito, que representam personagens das obras do compositor brasileiro. O incentivo à cultura também acontece entre os funcionários, com suporte financeiro à manutenção de grupos de teatro e corais.



Culture

In the cultural area, the company participates in the Adopt a Work of Art program (Adote uma Obra Artística), run by the Historical Heritage Department of the São Paulo Municipal Secretariat for Culture. Klabin has undertaken to preserve the Monument erected in honor of Carlos Gomes, which it refurbished and presented to the community in September 2001. The work of the Italian artist, Luiz Brizzolara, the monument was completed in 1922 and consists of 12 components in bronze, marble and granite, representing personalities that feature in the works of the Brazilian composer. Klabin also supports cultural initiatives among its own employees through the financial backing of theatre and choral groups.

Saúde

A Klabin colabora com a organização não-governamental Associação Parceria Contra as Drogas, criada por um grupo de empresários em 1996. A Companhia contribui para a produção e veiculação de campanhas que conscientizam sobre os perigos dos entorpecentes.
Em Telêmaco Borba (PR), a Klabin assumiu a construção de sete unidades básicas de saúde. Além disso, mantém projetos antitabagismo e de prevenção e controle do diabetes e da hipertensão para os funcionários. Em Ponte Nova (MG), a unidade cedeu para o Consórcio Intermunicipal de Saúde um prédio anexo à fábrica, onde são atendidas mais de 6 mil pessoas por mês, de 20 municípios da região.

Health

Klabin supports the non-governmental organization, Association Partnership Against Drugs (Associação Parceria Contra as Drogas) set up by a group of businessmen in 1996 to contribute to the production and dissemination of campaigns for creating awareness of the dangers of drug abuse. Klabin was responsible for the construction of seven health centers in Telêmaco Borba (PR). In addition, it runs anti-smoking campaigns as well as campaigns for the prevention and control of diabetes and hypertension among its own employees. In Ponte Nova (MG), the plant ceded a building adjacent to the factory to the Intermunicipal Health Consortium where more than 6,000 people from 20 municipalities in the region are treated each month.

Educação Profissionalizante

Uma ação conjunta da Klabin, Sesi e Sindus permitiu a reativação das oficinas da Escola Estadual Augusto Meyer, em Guaíba (RS). A Klabin, junto com a Sindus, está disponibilizando profissionais para treinarem alunos nas áreas de serralharia, segurança, materiais, metrologia, usinagem e elétrica, com participação de outras empresas.
Um programa de intercâmbio cultural também proporciona a estudantes brasileiros a oportunidade de estudarem nos Estados Unidos. A Klabin patrocina bolsas de estudo, numa parceria com a AFS Intercultural Brasil / Intercultural Programas, que faz intercâmbio de estudantes com 59 países.
Na unidade da Klabin Bacell S.A. (BA) é mantida a Artec – Escola/Oficina de Arte e Cerâmica de Dias D'Ávila, que forma a primeira turma de artesãos profissionais em 2002. Dentre eles, 25 estudantes da rede pública municipal também recebem bolsas de estudo para participar das atividades.



Technical Education

A joint action by Klabin, Sesi and Sindus, has enabled the reopening of the workshops of the Escola Estadual Augusto Meyer, in Guaíba (RS). Klabin, together with Sindus and the participation of other companies, is providing the necessary professional resources to train students in metal working, in the occupational safety, materials, metrology, machining and electricity.
A cultural exchange program is also providing Brazilian students with the opportunity to study in the United States. Klabin is sponsoring scholarships in partnership with AFS Intercultural Brasil/Intercultural Programas, which operates exchange programs for students in 59 countries.
At the Klabin Bacell S.A. (BA) plant the Group supports Artec – Escola/Oficina de Arte e Cerâmica de Dias D'Ávila, (School and Workshop for Art and Pottery) which is to hold its first course for professional craftsmen during 2002. Among the students will be 25 from the municipal public school system who will also receive scholarships enabling them to participate in the school's activities.

Meio Ambiente

A preocupação com a preservação do meio ambiente, que norteia as atividades da Klabin desde o início de suas operações, e o pioneirismo em adotar o conceito de Desenvolvimento Sustentado vêm rendendo à Empresa o reconhecimento público e de organizações. Certificados e prêmios recebidos nos últimos anos confirmam a seriedade com que a Klabin trata da formação da consciência ecológica entre seus funcionários e nas comunidades em que está presente, e a importância que dá à racionalidade no uso dos recursos naturais empregados em suas indústrias.

Em outubro de 2001, o Prêmio Destaques do Setor de Celulose e Papel, na categoria Preservação do Meio Ambiente, concedido pela revista *O Papel*, veio confirmar ainda mais a seriedade do trabalho que a Klabin desenvolve visando à harmonia entre suas operações e a natureza.

Environment

Klabin has been successful in achieving the recognition of both public and environmental organizations for its achievements in environmental preservation, a concern which has guided its activities since it began operations – and the Group's pioneering of the sustained development concept. Certifications and prizes received over the past few years bear witness to the importance Klabin places on ecological awareness among its employees and in the communities where it is present. These manifestations also reflect the emphasis the Company places on the rational use of natural resources in its operations.

In October 2001, Klabin was awarded the Highlight for the Pulp and Paper Sector Prize in the Preservation of the Environment category by the magazine O Papel. *This award further attests to the seriousness of Klabin's work in harmonizing its operations with the preservation of the environment.*



46A

Preservação

A empresa preserva em suas áreas mais de 130 mil hectares de florestas nativas e outros 237 mil hectares são destinados ao cultivo de pinus e eucaliptos. Além de uma extensa reserva vegetal, as áreas de preservação da Klabin abrigam mais de 320 espécies de aves e pelo menos 11 das 50 espécies de mamíferos ameaçadas de extinção.

Preservation

The Company preserves on the land it owns more than 130,000 hectares of native forests, with a further 237,000 hectares destined for the cultivation of pine and eucalyptus. Besides an extensive plant cover, Klabin's preserved area is also the habitat of more than 320 species of birds and at least 11 of the 50 mammal species currently considered under risk of extinction.

46B


46c

A Klabin mantém programas de pesquisa em melhoramento, manejo, solos e nutrição, biotecnologia e ambiência. Além disso, firma convênios e promove intercâmbio técnico-científico com universidades e instituições de pesquisa, do Brasil e do Exterior.



Klabin runs research programs for improvement, management, soils and nutrition, biotechnology and the environment. In addition, the Company has signed agreements and promoted technical and scientific exchange agreements with universities and research institutes both in Brazil and overseas.

46D


4.6 E

Educação Ambiental

O sucesso de todas essas práticas está ligado também à formação da consciência ecológica dos funcionários e da população residente nas áreas em que a Klabin está instalada. Em Telêmaco Borba (PR), desenvolve-se o Projeto Caiubi de Educação Ambiental que, em 2001, atendeu a professores da rede estadual de ensino e, em 2002, vai chegar aos docentes das escolas municipais. Em Santa Catarina, a unidade de Correia Pinto mantém um projeto similar, visando transformar docentes da rede fundamental de ensino em difusores de práticas ambientais entre os estudantes.



Environmental Education

The success of all these practices is strongly correlated with promoting ecological awareness among all company employees and the resident population in the areas where Klabin is present. In Telêmaco Borba (State of Paraná), the Company is providing support for the Caiubi Project for Environmental Education in which teachers in the state public school system participated in 2001. In 2002, the project is to also be extended to the faculty of the municipal school network. In the State of Santa Catarina, the Correia Pinto plant runs a similar project designed to transform the teachers in the primary school system as a conduit for propagating correct environmental practices among the students.

46 P


46G

As unidades recebem ainda a visita de escolas e da comunidade, em que apresentam seus processos de reciclagem e tratamento de água e efluentes, despertando a população para os problemas ambientais.

Em parceria com a Universidade Federal do Paraná, subsidiando tese de doutorado, a Empresa desenvolve levantamento de anfíbios anuros na Fazenda Monte Alegre, no Paraná. Esse trabalho iniciou-se em setembro de 1999, quando eram conhecidas para a região apenas 24 espécies de anfíbios anuros. Até o momento, esse número foi ampliado para 37 espécies conhecidas para a região de Telêmaco Borba, número que supera, em muito, o máximo obtido para outras regiões do Estado do Paraná (28 espécies). Os anfíbios anuros são indicadores de preservação e qualidade ambiental por se limitarem a determinados ambientes e não suportarem sua alteração.



Klabin also demonstrates its recycling processes and water and effluent treatment schemes through organized visits to the industrial plants from nearby schools and local communities, thus stimulating awareness of environmental issues.

Klabin, in partnership with the Federal University of Paraná, is subsidizing doctorate theses by undertaking a survey of marsh terns at its Fazenda Monte Alegre property in the State of Paraná. This work was begun in 1999, at which time only 24 types of marsh tern had been identified in the region. Since then, this number has increased to 37 different species recognized in the Telêmaco Borba area, substantially exceeding the number of known species in other regions of Paraná (28 species). The marsh terns are indicative of the environmental preservation and quality since they are restricted to certain habitats and are known not to tolerate changes in the ecosystem.

46 H



Gestão Ambiental

O desempenho em conservação ambiental já proporcionou certificados de qualidade às unidades de Telêmaco Borba (PR), que recebeu a ISO 14001 em 1999, e de Guaíba (RS), que a detém desde 1996.

A busca por ampliar certificações motivou a Klabin Bacell a lançar, em julho de 2001, sua nova política de qualidade e meio ambiente, que significou a consolidação do Sistema de Qualidade com o Sistema de Gestão Ambiental. O objetivo é conquistar a ISO 14001 em 2002, almejada também pelas unidades de Otacílio Costa (SC) e Correia Pinto (SC), em fase de adequação às normas de qualidade.



Management of the Environment

The Company's performance in the conservation of the environment has already resulted in certification for the quality of its plants in Telêmaco Borba (State of Paraná), which received ISO 14001 certification in 1999, and in Guaíba (State of Rio Grande do Sul), which has held the certification since 1996.

In July 2001, Klabin Bacell launched its new quality and environment policy in order to extend its certification, which implies the consolidation of the Quality System with the Environmental Management System. The objective is to obtain ISO 14001 certification in 2002, also the aim of the Otacílio Costa (SC) and Correia Pinto (SC) plants, which are both currently adapting their operating conditions to quality parameters.

Fitoterápicos

A biodiversidade existente nas florestas nativas preservadas da Klabin possibilita a obtenção de insumos que sustentam a produção de fitoterápicos (medicamentos à base de plantas). Em 2001, a fitoterapia esteve presente em 70% dos 40 mil atendimentos gerais de saúde, em uma população-alvo de 15 mil pessoas. Além da Linha Terapêutica a empresa conta com a Linha Phitosphera – Beleza e Saúde, com 31 produtos manipulados que aliam a ação preventivo/terapêutica dos vegetais a substâncias de higiene e toucador (ação cosmética), com agregação de valor à atividade existente, abrindo a perspectiva de novos negócios.
A excelência no manejo das plantas medicinais em suas florestas no Paraná tornou a Klabin a primeira empresa de celulose de eucalipto no mundo a receber o certificado Cadeia de Custódia de Produtos Florestais Não-Madeireiros, concedido em setembro de 2001 pelo Forest Stewardship Council (FSC) – órgão internacional independente, sem fins lucrativos, fundado em 1993, no México. O selo do FSC, que passa a ser estampado na linha de produtos fitoterápicos e fitocosméticos da Klabin, é a garantia de que a produção é proveniente de uma floresta bem-manejada.

FSC
SW-FM/NTFP/COC-036
SW-FM/COC-167
SW-COC-600

FSC Trademark© 1996
Forest Stewardship Council A.C.



Phyto-therapeutic medications

Klabin has been able to extract the raw materials to support the production of phtyo-therapeutics (herbal medicines) thanks to the existing biodiversity of its native forest areas.
In 2001, phyto-therapy was a feature of 70% of the 40,000 clinical consultations among a target population of 15,000 people. In addition to the Therapeutic Line, the company also carries the Phitosphera Line – Beauty and Health with a range of 31 products which combine preventive/therapeutic action of plant essences with that of hygiene and cosmetic features thus adding value to the existing activity and opening up prospects for new businesses.
Klabin's renowned development of medicinal plant management in its State of Paraná forests has led it to become the first eucalyptus pulp company in the world to receive the Chain of Custody for Non-wood Forest Products certification, awarded in September 2001 by the Forest Stewardship Council (FSC), a non-profit, independent international body founded in Mexico in 1993.
The FSC seal, which will now be carried by Klabin's phyto-therapeutic and phyto-cosmetic line of products, guarantees that production has originated from a forest managed under strict environmental standards.

Reciclagem

A Klabin é a maior recicladora de papéis do Brasil, com capacidade anual de 400 mil toneladas. Além de estimular a criação de novos postos de trabalho, essa prática contribui para a limpeza do meio ambiente. Na Klabin Kimberly, 30% da matéria-prima empregada na fabricação de produtos descartáveis – como guardanapos de papel, toalhas de papel e papel higiênico – é de papel reciclado.

A preocupação com reciclagem estende-se também a outras áreas. Na unidade de Itajaí, em Santa Catarina, ocorre o reaproveitamento da água utilizada, que passa a ser empregada na jardinagem, lavagem das empilhadeiras, nos banheiros e na fabricação de cola. Em Itaquaquecetuba (SP), a empresa também recicla lâmpadas, cartuchos de tinta, óleo e tambores de plástico.

Desde 1999, em parceria com a Tetra Pak, a Klabin recicla embalagens cartonadas, na unidade de Piracicaba. Para isso, emprega equipamentos e controle de processo de última geração, que garantem o reaproveitamento do papel na produção de caixas de papelão ondulado. Está sendo desenvolvido um projeto-piloto, pioneiro mundialmente, de reciclagem total, separando os três elementos: polietileno, alumínio e papel.



Recycling

Klabin is the largest paper recycler in Brazil with an annual installed capacity of 400,000 tons. Not only does recycling encourage job creation, but it also contributes to a cleaner environment. At Klabin Kimberly, 30% of the raw material used in the manufacture of disposable products – such as paper napkins, paper towels and toilet paper – is produced from recycled paper.

The focus on recycling also encompasses other areas. At the Itajaí plant in the State of Santa Catarina, waste water is reused for watering gardens, washing forklift trucks, in bathrooms and in the manufacture of glue. At the facility in Itaquaquecetuba (SP), the Company also recycles light bulbs, ink cartridges, oil and plastic drums.

Since 1999, in partnership with Tetra Pak, Klabin recycles packaging cardboards at the Piracicaba plant. This process employs the most advanced equipment and process controls that guarantee the reutilization of the paper in the production of corrugated boxes. The Company is also developing a unique pilot project for a complete recycling process that will separate the three elements of polyethylene, aluminum and paper.



Informações Corporativas

Corporate Information

Conselho de Administração

Board of Directors



Israel Klabin
Presidente
Chairman



Alfredo Lobl



Armando Klabin



Daniel Miguel Klabin



Graziela Lafer Galvão



Lilia Klabin Levine



Miguel Lafer



Olavo Egydio Monteiro de Carvalho



Pedro Franco Piva



Roberto Luiz Leme Klabin



Sérgio Alberto Monteiro de Carvalho



Vera Lafer

(Estatutariamente é prevista a rotatividade na presidência dos Conselhos de Administração.)

(Corporate by-laws determine the rotation of the chairmanship of the Board of Directors.)

Comitê Executivo / *Executive Committee*

Antonio Sergio Alfano
Carlos Alberto Ennes Cariello
Donald Ross Silveira da Mota
Geraldo Ribeiro do Valle Haenel
Jorge Luiz Cidade Lopez
Lucas Lamadrid Godinez
Miguel Sampol Pou
Paulo Roberto Petterle
Reinoldo Poernbacher
Roberto Gimenes Sanches
Ronald Seckelmann
Rubén Arnaldo Batistella



Diretorias Executivas da Klabin
Executive Board of Klabin

Klabin S.A.

Miguel Sampol Pou	Diretor Geral *CEO*
Antonio Sergio Alfano	Diretor de Controle e Desenvolvimento *Director of Development and Control*
Carlos Alberto Ennes Cariello	Diretor de Recursos Humanos *Human Resources Director*
Donald Ross Silveira da Mota	Diretor Gerente – Área Comercial *Commercial Director*
José Oscival dos Santos	Diretor – Área de Energia e Recursos Hídricos *Energy and Water Resources Director*
Paulo Sérgio Peres	Diretor de Sistemas de Embalagens *Packaging Systems Director*
Reinoldo Poernbacher	Diretor de Recursos Estratégicos *Strategic Resources Director*
Roberto Gimenes Sanches	Diretor Gerente de Participações *Managing Director*
Ronald Seckelmann	Diretor Financeiro e Relações c/ Investidores *CFO and Investor Relations Officer*

Klabin Papéis

Paulo Roberto Petterle	Diretor Gerente *Managing Director*
Arthur Canhisares	Diretor Industrial – PR *Industrial Director – PR*
Sadi Carlos de Oliveira	Diretor Industrial – SC *Industrial Director – SC*

Klabin Embalagens

Lucas Lamadrid Godinez	Diretor Gerente *Managing Director*
Carlos Alberto Masili	Diretor Comercial – Embalagens *Commercial Director – Packaging*

Klabin Celucat

Jorge Luiz Cidade Lopez	Diretor Gerente *Managing Director*

Klabin Florestal

Reinoldo Poernbacher	Diretor Gerente *Managing Director*

Klabin Celulose (Riocell e Bacell)

Geraldo Ribeiro do Valle Haenel	Diretor Gerente *Managing Director*
Paulo Ricardo Pereira da Silveira	Diretor Industrial – Celulose *Industrial Director – Pulp*

Diretorias de Empresas Controladas
Executive Boards of the Subsidiary Companies

Klabin Bacell S.A.

Geraldo Ribeiro do Valle Haenel	Diretor Gerente *Managing Director*
Paulo Ricardo Pereira da Silveira	Diretor Industrial *Industrial Director*

Klabin Kimberly S.A.

João Luiz de Freitas Damato	Diretor Gerente *Managing Director*
Nicolás Alvarez Nuñez	Diretor Administrativo-Financeiro *CFO*
Ricardo Casemiro Tobera	Diretor Industrial *Industrial Director*

Norske Skog Klabin Comércio e Indústria Ltda.

Vidar Lerstad	Diretor Superintendente *Managing Director*
Antonio Dias Júnior	Diretor de Vendas e Marketing *Sales and Marketing Director*
Antonio Sergio Alfano	Diretor Administrativo-Financeiro *CFO*
Ivo Luiz Pasinato	Diretor de Produção *Production Director*

Klabin Argentina S.A.

Josmar Verillo	Presidente *CEO*
Miguel Sampol Pou	Vice-Presidente *Vice-President*
Rubén Arnaldo Batistella	Gerente Geral *General Manager*

KCK Tissue S.A.

Gustavo Jorge Palazzo	Gerente Geral *General Manager*

Endereços / *Addresses*

Klabin S.A.

Corporativa / *Corporate*
Rua Formosa 367, 12° andar
01049-000 São Paulo SP Brasil
Tel. (55 11) 3225-4000

Comercial / *Commercial*
Rua do Rócio, 109
04552-000 São Paulo SP Brasil
Tel. (55 11) 3046-5800

Klabin Bacell S.A.

Rua Alfa, 1.033 – Área Ind. Norte Copec
42810-000 Camaçari BA Brasil
Tel. (55 71) 634-0400

Klabin Kimberly S.A.

Av. Brigadeiro Faria Lima, 1.461, 16° andar – Torre Sul
01452-002 São Paulo SP Brasil
Tel. (55 11) 3038-4500

Klabin Argentina S.A.

Calle del Canal Fracción, 3 – Parque Industrial de Pilar
1629 Buenos Aires Argentina
Tel. (54 232) 249-6244

KCK Tissue S.A.

Avenida Del Libertador 498 piso 24
1001 Buenos Aires Argentina
Tel. (54 114) 321-5700

Norske Skog Klabin Comércio e Indústria Ltda.

Fazenda Monte Alegre
84275-000 Telêmaco Borba PR Brasil
Tel. (55 42) 271-5000

Klabin Europe

Kortrijksesteenweg 1190
B9051 Sint-Denijs-Westrem Belgium
Tel. (32) 9 220-2655

Outras Informações / *Other Information*

Relações com Investidores
Investor Relations

Diretor / *Director*: Ronald Seckelmann
Gerente / *Manager*: Luiz Marciano Candalaft
Rua Formosa, 367 – 12° andar
01049-000 São Paulo SP Brasil
Tel. (55 11) 3225-4045
marciano@klabin.com.br

Consultoria Internacional de Relações com Investidores
International Investor Relations Consultancy

Thomson Financial Investor Relations
Nova York:
Alex Cancio
Tel. (1 212) 701-1973
alex.cancio@tfn.com
São Paulo:
Paulo Esteves
Tel. (55 11) 3848-0887 r.205
paulo.esteves@thomsonir.com.br

Sistema de Ações / *Transfer Agents*

Banco Itaú S/A
Rua Boa Vista, 176
01092-900 São Paulo SP Brasil
Tel. (55 11) 3188-5914

Klabin

Demonstrações Financeiras **2001** Financial Statements

BALANÇO PATRIMONIAL EM 31 DE DEZEMBRO
BALANCE SHEET AT DECEMBER 31

Em milhares de reais / In thousands of reais

ATIVO / *ASSETS*	NOTA *NOTE*	Controladora *Parent company* 2001	Controladora *Parent company* 2000 (reclassificado) *(reclassified)*	Consolidado *Consolidated* 2001	Consolidado *Consolidated* 2000 (reclassificado) *(reclassified)*
CIRCULANTE / *CURRENT ASSETS*					
Caixa e bancos / *Cash and banks*		7.672	513	8.878	517
Aplicações financeiras / *Short-term investments*	16	29.465	58.687	59.161	73.927
Contas a receber / *Accounts receivable*					
• Clientes / *Trade*	5	148.646	14.893	272.839	59.039
• Empresas controladas e ligadas / *Subsidiary and associated companies*	8	75.598	24.058	13.765	8.686
Estoques / *Inventories*	6	196.833	36.957	241.095	37.231
Impostos e contribuições a recuperar / *Taxes and contributions recoverable*		71.750	13.152	100.606	13.373
Despesas antecipadas / *Prepaid expenses*		10.458	2.916	12.232	3.040
Demais contas a receber / *Other accounts receivable*		22.058	1.526	29.998	1.349
		562.480	152.702	738.574	197.162
REALIZÁVEL A LONGO PRAZO / *LONG-TERM RECEIVABLES*					
Empresas controladas e ligadas / *Subsidiary and associated companies*	8	41.219	7.740		371
Imposto de renda e contribuição social diferidos / *Deferred income tax and social contribution*	7	143.117	31.742	151.724	32.455
Depósitos judiciais / *Judicial deposits*	18	75.602	4.735	78.365	4.752
Impostos a compensar / *Taxes recoverable*		23.505	13.792	33.454	13.792
Despesas antecipadas / *Prepaid expenses*		4.889		2.283	
Demais contas a receber / *Other accounts receivable*		19.110	290	45.436	8.740
		307.442	58.299	311.262	60.110
PERMANENTE / *PERMANENT ASSETS*					
Investimentos / *Investments*					
• Empresas controladas e coligada / *Subsidiary and associated companies*	9	536.425	57.403	59.246	
• Outros, substancialmente incentivos fiscais / *Others, mainly tax incentive investments*		17.915	236	34.056	283
		554.340	57.639	93.302	283
Imobilizado / *Property, plant and equipment*	10	2.518.068	448.694	2.927.085	465.525
Diferido / *Deferred charges*	11	304.330	27.221	364.689	30.093
		3.376.738	533.554	3.385.076	495.901
		4.246.660	744.555	4.434.912	753.173

As notas explicativas da administração são parte integrante das demonstrações financeiras. / *The accompanying notes are an integral part of these financial statements.*

PASSIVO E PATRIMÔNIO LÍQUIDO / *LIABILITIES AND STOCKHOLDERS' EQUITY*	**NOTA** *NOTE*	**Controladora** ***Parent company*** **2001**	**2000** (reclassificado) *(reclassified)*	**Consolidado** ***Consolidated*** **2001**	**2000** (reclassificado) *(reclassified)*
CIRCULANTE / *CURRENT LIABILITIES*					
Fornecedores, empreiteiros e transportadores / *Suppliers, contractors and freight providers*		116.003	12.583	157.720	15.345
Financiamentos / *Loans*	**12**	1.011.128	101.802	1.126.685	101.802
Debêntures / *Debentures*	**13**	1.995		1.995	
Impostos a recolher / *Taxes payable*		25.651	698	38.064	934
Provisão para imposto de renda e contribuição social / *Provision for income tax and social contribution*		11.879	12.290	13.831	12.290
Salários, férias e encargos sociais / *Salaries, vacation pay and payroll charges*		41.165	4.146	45.821	4.222
Dividendos a pagar / *Dividends payable*	**14**	30.000	15.746	30.000	15.746
Empresas controladas e ligadas / *Subsidiary and associated companies*	**8**	35.111	2.589	408	1.758
Demais contas a pagar / *Other accounts payable*		34.325	5.485	55.465	7.886
		1.307.257	155.339	1.469.989	159.983
EXIGÍVEL A LONGO PRAZO / *LONG-TERM LIABILITIES*					
Financiamentos / *Loans*	**12**	1.298.512	161.178	1.282.042	161.178
Debêntures / *Debentures*	**13**	115.300		115.300	
Empresas controladas / *Subsidiary companies*	**8**	4.461			
Imposto de renda e contribuição social diferidos / *Deferred income tax and social contribution*	**7**	9.909	1.950	9.909	1.950
Provisão para contingências / *Provision for contingencies*	**18**	159.136	8.185	167.437	8.388
Demais contas a pagar / *Other accounts payable*		37.767	14.506	31.356	18.067
		1.625.085	185.819	1.606.044	189.583
RESULTADO DE EXERCÍCIOS FUTUROS / *DEFERRED INCOME*					
Arrendamento à empresa controlada em conjunto / *Lease with jointly-controlled company*		26.345		13.028	
PARTICIPAÇÃO DOS ACIONISTAS NÃO CONTROLADORES / *MINORITY INTEREST*				57.878	210
PATRIMÔNIO LÍQUIDO / *STOCKHOLDERS' EQUITY*					
Capital social / *Capital*		800.000	226.597	800.000	226.597
Reservas de capital / *Capital reserves*		205.430	35.633	205.430	35.633
Reservas de reavaliação / *Revaluation reserve*		96.309		96.309	
Reservas de lucros / *Revenue reserves*		189.777	141.167	189.777	141.167
Ações em tesouraria / *Treasury stock*		(3.543)		(3.543)	
		1.287.973	403.397	1.287.973	403.397
		4.246.660	744.555	4.434.912	753.173

As notas explicativas da administração são parte integrante das demonstrações financeiras. / *The accompanying notes are an integral part of these financial statements.*

DEMONSTRAÇÃO DO RESULTADO DOS EXERCÍCIOS FINDOS EM 31 DE DEZEMBRO
STATEMENT OF INCOME YEARS ENDED DECEMBER 31

Em milhares de reais / In thousands of reais, except amounts per thousand shares

	NOTA *NOTE*	Controladora *Parent company* 2001	2000	Consolidado *Consolidated* 2001	2000
RECEITA BRUTA DAS VENDAS / *GROSS SALES REVENUES*					
Vendas de produtos / *Sales of products*		414.704	376.630	834.022	401.226
Impostos e descontos incondicionais / *Taxes and unconditional discounts*		17.788	16.541	72.177	16.617
RECEITA LÍQUIDA DAS VENDAS / *NET SALES*		396.916	360.089	761.845	384.609
Custo dos produtos vendidos / *Cost of sales*		168.345	129.585	414.124	134.973
LUCRO BRUTO / *GROSS PROFIT*		228.571	230.504	347.721	249.636
DESPESAS (RECEITAS) OPERACIONAIS / *OPERATING EXPENSES (INCOME)*					
Com vendas / *Selling*		43.380	38.696	103.056	52.585
Administrativas / *Administrative*		8.628	9.898	45.917	10.324
Honorários da administração / *Directors' fees*		2.097	2.576	5.609	2.576
Depreciações e amortizações não absorvidas na produção / *Depreciation and amortization not absorbed in production*		948	1.109	4.000	1.135
Outras, líquidas / *Other, net*		4.176	(222)	17.723	(572)
		59.229	52.057	176.305	66.048
Variações patrimoniais por incorporação de empresas / *Changes in net assets through mergers of companies*	9	(9.163)			
Resultado de equivalência patrimonial / *Equity in the earnings (losses) of subsidiaries*	9	5.445	7.451	(1.639)	1.890
LUCRO OPERACIONAL ANTES DO RESULTADO FINANCEIRO / *OPERATING PROFIT BEFORE FINANCIAL RESULTS*		165.624	185.898	169.777	185.478
Financeiras, líquidas / *Financial expenses, net*	15	50.468	45.807	34.748	45.407
RESULTADO OPERACIONAL / *OPERATING PROFIT*		115.156	140.091	135.029	140.071
RECEITAS (DESPESAS) NÃO OPERACIONAIS / *NON-OPERATING INCOME (EXPENSES)*					
Resultado na venda de ativo imobilizado e outros / *Gain (loss) on sale of fixed assets and other*		465	(10.111)	3.607	(9.953)
LUCRO ANTES DO IMPOSTO DE RENDA E DA CONTRIBUIÇÃO SOCIAL / *INCOME BEFORE INCOME TAX AND SOCIAL CONTRIBUTION*		115.621	129.980	138.636	130.118
Imposto de renda / *Income tax*	7	24.197	30.244	42.335	30.355
Contribuição social / *Social contribution*	7	12.814	12.591	17.437	12.591
		37.011	42.835	59.772	42.946
LUCRO ANTES DA PARTICIPAÇÃO DOS ACIONISTAS NÃO CONTROLADORES / *INCOME BEFORE MINORITY INTEREST*		78.610	87.145	78.864	87.172
PARTICIPAÇÃO DOS ACIONISTAS NÃO CONTROLADORES / *MINORITY INTEREST*				254	27
LUCRO LÍQUIDO DO EXERCÍCIO / *NET INCOME FOR THE YEAR*		78.610	87.145	78.610	87.145
Lucro líquido por lote de mil ações do capital social final - R$ / *Net income per thousand shares at the end of the year - R$*		85,64	176,91		

As notas explicativas da administração são parte integrante das demonstrações financeiras. / *The accompanying notes are an integral part of these financial statements.*

DEMONSTRAÇÃO DAS ORIGENS E APLICAÇÕES DE RECURSOS DOS EXERCÍCIOS FINDOS EM 31 DE DEZEMBRO
STATEMENT OF CHANGES IN FINANCIAL POSITION YEARS ENDED DECEMBER 31

Em milhares de reais / In thousands of reais

	Controladora *Parent company* 2001	2000	Consolidado *Consolidated* 2001	2000
ORIGENS DE RECURSOS / *FINANCIAL RESOURCES WERE PROVIDED BY*				
Das operações sociais / *Operations*				
Lucro líquido do exercício / *Net income for the year*	78.610	87.145	78.610	87.145
Despesas (receitas) que não afetam o capital circulante: / *Expenses (income) not affecting working capital*				
• Juros e variações monetárias do longo prazo / *Long-term interest and monetary variations*	43.327	9.786	(1.799)	11.697
• Resultado de equivalência patrimonial / *Equity in the (earnings) losses of subsidiaries*	(5.445)	(7.451)	1.639	(1.890)
• Variações patrimoniais por incorporação de empresas / *Changes in net assets through merger of companies*	9.163			
• Provisões, depreciação, amortização e exaustão / *Provisions, depreciation, amortization and depletion*	24.163	27.758	59.333	30.717
• Amortização de ágio (deságio) e (ganho) de capital / *Amortization of goodwill (negative goodwill) and capital (gain)*	(421)		4.491	
• Valor residual de ativo permanente baixado / *Residual value of permanent assets disposed*	36.616	10.171	41.541	10.269
• Imposto de renda do longo prazo / *Long-term income tax*	(5.614)	15.038	(11.451)	14.741
Perda resultante de incorporação de empresas / *Loss on merger of companies*	2.206		2.206	
Provisão para perdas / *Provision for losses*	(274)		5.230	
Total dos recursos próprios / *Total from own resources*	182.331	142.447	179.800	152.679
Dos minoritários / *Minority interest*				
Participação no resultado, líquido de dividendos /			254	27
De terceiros / *Third parties*				
Redução no realizável a longo prazo / *Decrease in long-term receivables*	2.242	16.258	50.548	16.757
Ingressos de recursos no exigível a longo prazo: / *Increase in long-term liabilities*				
• Financiamentos / *Loans*	101.879	61.462	159.010	61.462
• Empresas controladas / *Subsidiaries*	3.542			
• Outros exigíveis / *Other liabilities*	17.386	16.292	31.254	16.296
Baixa por desconsolidação de investimento / *Reduction due to exclusion of investment from consolidation*			(2.019)	
Capital circulante líquido de empresas incorporadas / *Increase (decrease) in working capital through merger of companies*	103.672		(465.234)	
TOTAL DAS ORIGENS / *TOTAL FUNDS PROVIDED*	411.052	236.459	(46.387)	247.221
APLICAÇÕES DE RECURSOS / *FINANCIAL RESOURCES WERE USED FOR*				
No realizável a longo prazo / *Long-term receivables*				
• Empréstimos, depósitos compulsórios e outros / *Loans, compulsory deposits and other*	679	8.562	6.946	9.850
No ativo permanente / *Permanent assets*				
• Investimentos / *Investments*	709.180		5.774	
• Imobilizado / *Property, plant and equipment*	242.182	41.303	265.798	41.312
• Diferido / *Deferred charges*	19.924	2.744	21.680	2.744
Por transferência para o passivo circulante / *Transfer to current liabilities*				
• Financiamentos / *Loans*	136.221	93.717	373.602	94.356
• Outros exigíveis / *Other liabilities*	11.463	13.773	14.864	14.771
Dividendos / *Dividends*	30.000	20.701	30.000	20.701
Em ações em tesouraria / *Treasury stock*	3.543		3.543	
TOTAL DAS APLICAÇÕES / *TOTAL FUNDS USED*	1.153.192	180.800	722.207	183.734
AUMENTO (REDUÇÃO) NO CAPITAL CIRCULANTE / *INCREASE (DECREASE) IN WORKING CAPITAL*	(742.140)	55.659	(768.594)	63.487
VARIAÇÕES NO CAPITAL CIRCULANTE / *CHANGES IN WORKING CAPITAL*				
Ativo circulante / *Current assets*				
• No fim do exercício / *At the end of the year*	562.480	152.702	738.574	197.162
• No início do exercício / *At the beginning of the year*	152.702	105.287	197.162	141.587
	409.778	47.415	541.412	55.575
Passivo circulante / *Current liabilities*				
• No fim do exercício / *At the end of the year*	1.307.257	155.339	1.469.989	159.983
• No início do exercício / *At the beginning of the year*	155.339	163.583	159.983	167.895
	1.151.918	(8.244)	1.310.006	(7.912)
AUMENTO (REDUÇÃO) NO CAPITAL CIRCULANTE / *INCREASE (DECREASE) IN WORKING CAPITAL*	(742.140)	55.659	(768.594)	63.487

As notas explicativas da administração são parte integrante das demonstrações financeiras. / *The accompanying notes are an integral part of these financial statements.*

DEMONSTRAÇÃO DAS MUTAÇÕES DO PATRIMÔNIO LÍQUIDO
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Em milhares de reais / In thousands of reais, except amounts per thousand shares

	Capital social *Capital*	**Correção monetária do capital** *Restatement of capital*	**Correção complementar de florestas em formação** *Additional Restatement of forests information*	**Conversão de partes beneficiárias** *Conversion of founders' shares*	**Incentivos fiscais** *Tax incentive*
Em 31 de dezembro de 1999 / *At December 31, 1999*	226.597	4.431	3.594	1.554	91[illegible]
Lucro líquido do exercício / *Net income for the year*					
Destinação do lucro líquido: / *Appropriation of net income*					
Constituição de reservas / *Transfer to reserves*					
Dividendos propostos (R$ 42,02 por lote de mil ações) / *Dividends (R$ 42.02 per thousand shares)*					
• Pagos antecipadamente / *Prepaid*					
• A distribuir / *To be distributed*					
Em 31 de dezembro de 2000 / ***At December 31, 2000***	226.597	4.431	3.594	1.554	91[illegible]
Incentivos fiscais do imposto de renda / *Income tax incentives*					2.404
Aumento de capital: / *Capital increase*					
• com reservas / *With reserves*	35.632	(4.431)	(3.594)	(1.554)	(91[illegible]
• por incorporação / *Through merger*	537.771				
Constituição de reservas por incorporação / *Recording of reserves through merger*					
Aquisição de ações de própria emissão / *Purchase of treasury stock*					
Lucro líquido do exercício / *Net income for the year*					
Destinação do lucro líquido: / *Appropriation of net income*					
• Reserva legal / *Legal reserve*					
• Dividendos / *Proposed dividends*					
• Ações ordinárias (R$ 30,64 por lote de mil ações) / *Common shares (R$ 30.64 per thousand shares)*					
• Ações preferenciais (R$ 33,71 por lote de mil ações) / *Preferred shares (R$ 33.71 per thousand shares)*					
Retenção de lucros / *Retention of profits*					
Em 31 de dezembro de 2001 / ***At December 31, 2001***	800.000				2.40[illegible]

As notas explicativas da administração são parte integrante das demonstrações financeiras.
The accompanying notes are an integral part of these financial statements.

Reservas de capital *Capital reserves*		Reserva de reavaliação *Revaluation reserve*	Reservas de lucros *Revenue reserves*					
Ágio na na emissão de ações *Share premium*	Especial Lei nº 8200/91 *Special restatement Law 8200/91*	De ativos próprios *Own asset*	Legal *Legal*	Estatutária *Statutory*	Outras *Other*	Ações em tesouraria *Treasury stock*	Lucros acumulados *Retained earnings*	Total *Total*
	25.141		17.279	57.083	361			336.953
							87.145	87.145
			4.357	62.087			(66.444)	
							(5.000)	(5.000)
							(15.701)	(15.701)
	25.141		21.636	119.170	361			403.397
								2.404
	(25.141)							
								537.771
119.039	83.986	96.309						299.334
						(3.543)		(3.543)
							78.610	78.610
			3.930				(3.930)	
							(9.714)	(9.714)
							(20.286)	(20.286)
	—			44.680			(44.680)	
119.039	83.986	96.309	25.566	163.850	361	(3.543)		1.287.973

Em milhares de reais / All amounts in thousands of reais, except when stated in cents

1 CONTEXTO OPERACIONAL E REESTRUTURAÇÃO SOCIETÁRIA

Klabin S.A. e controladas atuam nos seguintes segmentos da indústria de celulose e papel para atendimento aos mercados interno (70%) e externo (30%): reflorestamento e madeira, celulose branqueada de eucalipto, celulose solúvel e especiais, papel imprensa, papel de impressão, papéis sanitários, papéis de embalagem, sacos de papel, envelopes e caixas de papelão ondulado. Suas atividades são plenamente integradas desde o florestamento, até a fabricação dos produtos finais.

Durante o exercício, a administração das empresas Klabin promoveu uma reestruturação societária com o objetivo principal de simplificar a organização operacional e societária do grupo, concentrando as operações em uma única companhia aberta (Klabin S.A. - anteriormente denominada Klabin Riocell S.A.), essencialmente com a mesma situação patrimonial e societária.

Este processo de reestruturação, comunicado ao mercado por meio de fato relevante publicado em 15 de outubro de 2001, foi concluído em dezembro de 2001 e propiciará os seguintes principais benefícios:

- Redução de custos administrativos, operacionais, financeiros e fiscais;
- Aumento da sinergia operacional;
- Maior integração das empresas Klabin, mediante a padronização de políticas e procedimentos;
- Racionalização do uso dos recursos financeiros;
- Alinhamento das demonstrações financeiras aos negócios, ampliando a transparência para o mercado de capitais.

Os procedimentos necessários envolveram a incorporação de onze empresas e extinção de outras duas, e foram concluídos com a incorporação, em 28 de dezembro de 2001, pela Klabin S.A. do patrimônio líquido contábil da IKPC - Indústrias Klabin de Papel e Celulose S.A., até então controladora indireta dessa companhia e holding das empresas Klabin, na data-base de 31 de outubro de 2001.

O patrimônio líquido contábil incorporado, no montante de R$ 1.310.193.259,10, foi avaliado por peritos avaliadores independentes e pode ser assim sumariado:

Ativo	
• Circulante	8.065.733,42
• Realizável a longo prazo	3.703.341,14
• Permanente (principalmente investimentos – R$ 1.302.714.797,88)	1.303.410.766,27
Passivo	
• Circulante	818.809,01
• Exigível a longo prazo	4.167.772,72
	1.310.193.259,10

Em decorrência dessa incorporação, o patrimônio líquido da Klabin S.A. foi aumentado em R$ 837.105.469,87, conforme demonstrado a seguir:

Capital social	537.771.000,00
Reserva de capital - ágio na emissão de ações	119.039.142,93
Reserva de correção monetária especial Lei 8.200/91	83.986.398,31
Reserva de reavaliação	96.308.928,63
	837.105.469,87

A diferença entre o valor do patrimônio líquido incorporado e o valor do correspondente aumento patrimonial da Klabin S.A., no montante de

1 OPERATIONS AND CORPORATE RESTRUCTURING

Klabin S.A. and its subsidiaries operate in the following segments of the pulp and paper industry to meet the needs of the domestic (70%) and foreign (30%) markets: reforestation and wood, bleached cellulose from eucalyptus, soluble and special cellulose, newsprint, printing paper, toilet paper, packaging paper, sacks, envelopes and corrugated cardboard boxes. Their operations are fully integrated from forestation to production of the end products.

During the year, management of the Klabin group companies carried out a corporate restructuring with the main objective of simplifying the operating and corporate organization of the group, concentrating the operations in only one listed company (Klabin S.A. - formerly Klabin Riocell S.A.), basically with the same overall financial and corporate structure.

This restructuring, communicated to the market through a significant event notice published on October 15, 2001, was completed in December 2001 and will provide the following principal benefits:

- *Decrease in administrative, operating, financial and tax expenses.*
- *Increase in operating synergy.*
- *Greater integration of the Klabin group companies through the standardization of policies and procedures.*
- *Rationalization of the use of financial resources.*
- *Alignment of the financial statements with the business, enhancing the transparency to the capital market.*

The procedures required included the merger of eleven companies and the liquidation of two others and were completed on December 28, 2001, through the merger into Klabin S.A. of the net assets, at book values as of October 31, 2001, of IKPC - Indústrias Klabin de Papel e Celulose S.A., the indirect parent company of Klabin S.A. and the holding company of the Klabin group companies at that time.

The R$ 1,310,193,259.10 book value of the net assets merged was appraised by independent experts and may be summarized as follows:

Assets	
• *Current assets*	*8,065,733.42*
• *Long-term receivables*	*3,703,341.14*
• *Permanent assets (mainly investments – 1,302,714,797.88)*	*1,303,410,766.27*
Liabilities	
• *Current liabilities*	*818,809.01*
• *Long-term liabilities*	*4,167,772.72*
Net assets merged	*1,310,193,259.10*

As a result of this merger, the stockholders' equity of Klabin S.A. was increased by R$ 837,105,469.87, as follows:

Capital	*537,771,000.00*
Reserves	
• *Capital – premium on the issue of shares*	*119,039,142.93*
• *Special restatement Law 8200/91*	*83,986,398.31*
• *Revaluation*	*96,308,928.63*
	837,105,469.87

The R$ 473,087,789.23 difference between the net assets merged and the increase in the stockholders' equity of Klabin S.A corresponds to the

R$ 473.087.789,23, corresponde à participação da IKPC - Indústrias Klabin de Papel e Celulose S.A. na própria Klabin S.A., na data da incorporação. As ações representativas do aumento do capital social da Klabin S.A. foram dadas aos acionistas da IKPC - Indústrias Klabin de Papel e Celulose S.A. em substituição às suas correspondentes participações no capital social desta sociedade, com base na mesma relação que orientou a Oferta Pública de Permuta de Ações Preferenciais da IKPC - Indústrias Klabin de Papel e Celulose S.A. por ações ordinárias e preferenciais da Klabin S.A. (anteriormente denominada Klabin Riocell S.A. – 3,5 ações da Klabin Riocell para cada ação da IKPC). A referida oferta pública de permuta de ações, devidamente aprovada pela Comissão de Valores Mobiliários – CVM em 26 de outubro de 2000, foi realizada com base no valor econômico das respectivas empresas, conforme relatório de Avaliação Econômico Financeira emitido por avaliadores independentes em 23 de setembro de 2000.

Os principais eventos ocorridos em conexão com esse processo de reestruturação, que não resultou em modificação na política de distribuição de dividendos do grupo, encontram-se descritos na Nota 9 (d).

2 BASE DE ELABORAÇÃO E COMPARABILIDADE DAS DEMONSTRAÇÕES FINANCEIRAS

Como mencionado nas notas 1 e 9, durante o exercício de 2001 foi realizada uma série de incorporações de empresas que alteraram significativamente a situação patrimonial e financeira da Klabin S.A., empresa atualmente controladora das empresas Klabin e anteriormente denominada Klabin Riocell S.A. Tais incorporações foram realizadas com base nos valores de patrimônio líquido contábil das sociedades incorporadas, na data base de 31 de outubro de 2001.

Conforme previsto na "Justificação e Protocolo de Incorporação", datada de 10 de dezembro de 2001, as variações patrimoniais ocorridas nas empresas incorporadas e correspondentes ao período entre 31 de outubro e 31 de dezembro de 2001, foram reconhecidas na empresa incorporadora, Klabin S.A., a crédito ou débito dos correspondentes ativos e passivos e em contrapartida de resultado por variações patrimoniais por incorporação de empresas, na demonstração do resultado do exercício. Como demonstrado na nota 9, o valor líquido das referidas variações patrimoniais corresponde a uma despesa de R$ 9.163.

Em conseqüência dessas incorporações, a situação patrimonial e financeira da Klabin S.A. e da Klabin S.A. e controladas em 31 de dezembro de 2001, bem como as correspondentes demonstrações do resultado do exercício findo nessa data, ao refletirem as operações do período de dois meses entre 31 de outubro e 31 de dezembro de 2001 das empresas incorporadas e daquelas que passaram a ser controladas pela Klabin S.A., foram significativamente modificadas, fato que prejudica a sua comparabilidade com as correspondentes demonstrações financeiras do exercício findo em 31 de dezembro de 2000.

Por outro lado, conforme mencionado na nota 1, a reestruturação societária por que passaram as empresas Klabin durante o exercício e que envolveu as incorporações retromencionadas, não resultou em alteração significativa na situação patrimonial e financeira ou no desempenho das empresas Klabin, tomadas em seu conjunto.

Dessa forma, em benefício da comparabilidade das informações financeiras e para que se tenha informação sobre o desempenho operacional e financeiro das empresas Klabin, independentemente dos reflexos contábeis produzidos pelas incorporações de empresas ocorridas no

investment of IKPC - Indústrias Klabin de Papel e Celulose S.A. in Klabin S.A. on the date of the merger.

The shares issued on the increase in capital of Klabin S.A. were given to the shareholders of IKPC - Indústrias Klabin de Papel e Celulose S.A. in exchange for their shares in that company, based on the same relationship as that stated in the Public Offer for Exchange of Preferred Shares of IKPC - Indústrias Klabin de Papel e Celulose S.A. for the common and preferred shares of Klabin S.A. (formerly Klabin Riocell S.A. – 3.5 shares of Klabin Riocell for each IKPC share). That public offer for exchange of shares, duly approved by the Brazilian Securities Commission (CVM) on October 26, 2000, was carried out based on the economic value of the companies, in accordance with the Economic and Financial Appraisal report issued by independent appraisers on September 23, 2000.

The main events that occurred in connection with the restructuring, which has not resulted in any change in the group's dividend distribution policy, are described in Note 9(d).

2 BASIS FOR PREPARATION AND COMPARABILITY OF THE FINANCIAL STATEMENTS

As mentioned in Notes 1 and 9, during 2001 various mergers of companies were carried out which significantly altered the financial position of Klabin S.A., the current parent company of the Klabin group companies, formerly called Klabin Riocell S.A. These mergers were carried out based on the net asset book values of the merged companies as of October 31, 2001.

As established in the "Protocol and Justification of Merger", dated December 10, 2001, the changes in net assets of the merged companies during the period from October 31 and December 31, 2001 were recorded in the surviving company, Klabin S.A., as a credit or debit to the related asset and liability accounts with a contra-entry in the income statement in the account "Changes in net assets through mergers of companies". As shown in Note 9, the net total of these changes amounts to an expense of R$ 9,163.

As a result of these mergers, the financial position of Klabin S.A. and of Klabin S.A. and its subsidiaries at December 31, 2001, and the related statements of income for the year then ended, after reflecting the operations for the two-month period from October 31 to December 31, 2001 of the merged companies and of those that became subsidiaries of Klabin S.A., have been significantly changed and are no longer comparable with the financial statements for the year ended December 31, 2000.

However, as mentioned in Note 1, the corporate restructuring of the Klabin companies during the year, which involved these mergers, did not result in any significant change in the financial position or in the performance of the Klabin group companies, taken as a whole. Accordingly, the pro forma financial statements summarized below were prepared for purposes of comparison of the financial information and to provide information on the operating and financial performance of the Klabin group companies, regardless of the accounting impacts of the mergers during the year. These pro forma financial statements summarize the consolidated balance sheet and statement of operations of the Klabin group companies as if the corporate restructuring referred to in Note 1 had not occurred. In this respect, the pro forma consolidated balance sheet and

Em milhares de reais / All amounts in thousands of reais, except when stated in cents

exercício, foram elaboradas as informações financeiras "pro forma" abaixo sumariadas. Estas informações financeiras "pro forma" refletem, resumidamente, como estaria demonstrado o balanço patrimonial e o resultado consolidados das empresas Klabin, na hipótese de a reestruturação societária referida na nota 1 não ter ocorrido. Neste sentido, o balanço patrimonial e a demonstração do resultado consolidado "pro forma" incluem o balanço patrimonial e a demonstração do resultado "pro forma" da IKPC – Indústrias Klabin de Papel e Celulose S.A., antiga empresa controladora das empresas Klabin, incorporada pela Klabin S.A. conforme descrito na nota 1 e extinta em 28 de dezembro de 2001, e das empresas que, com base na estrutura societária do grupo na data de 31 de dezembro de 2000 eram suas controladas. Na preparação dessas informações "pro forma", foram utilizados os critérios para elaboração de demonstrações financeiras consolidadas de acordo com a legislação societária e correspondentes disposições da Comissão de Valores Mobiliários – CVM, descritas na nota 4 (a).

Balanço patrimonial consolidado "PRO FORMA" em 31 de dezembro

Ativo	**2001**	**2000 (i)**
Circulante	739.179	832.036
Realizável a longo prazo	315.061	211.570
Permanente	3.388.404	3.312.913
	4.442.644	**4.356.519**

Passivo e Patrimônio Líquido		
Circulante	1.439.989	1.247.717
Exigível a longo prazo	1.606.044	1.798.051
Resultado de exercícios futuros	13.028	23.507
Participação dos acionistas não controladores	61.931	58.892
Patrimônio líquido	1.321.652	1.228.352
	4.442.644	**4.356.519**

statement of income include the pro forma balance sheet and statement of operations of IKPC - Indústrias Klabin de Papel e Celulose S.A., the former parent company of the Klabin group companies, merged with Klabin S.A. as described in Note 1 and liquidated on December 28, 2001, and of the companies that, based on the corporate structure of the group on December 31, 2000, were its subsidiary companies. These pro forma financial statements were prepared in conformity with accounting principles determined by Brazilian corporate legislation and the consolidation principles determined by the CVM, described in Note 4(a).

Consolidated PRO FORMA balance sheet at December 31

Assets	***2001***	***2000 (i)***
Current assets	*739,179*	*832,036*
Long-term receivables	*315,061*	*211,570*
Permanent assets	*3,388,404*	*3,312,913*
	4,442,644	***4,356,519***

Liabilities and stockholders' equity		
Current liabilities	*1,439,989*	*1,247,717*
Long-term liabilities	*1,606,044*	*1,798,051*
Deferred income	*13,028*	*23,507*
Minority interest	*61,931*	*58,892*
Stockholders' equity	*1,321,652*	*1,228,352*
	4,442,644	***4,356,519***

Demonstração do resultado consolidado "PRO FORMA" em 31 de dezembro

	2001	2000 (i)
RECEITA BRUTA DAS VENDAS		
Vendas de produtos	2.761.309	2.135.784
Impostos e descontos incondicionais	327.762	251.692
RECEITA LÍQUIDA DAS VENDAS	2.433.547	1.884.092
Custo dos produtos vendidos	1.451.057	1.065.373
LUCRO BRUTO	982.490	818.719
DESPESAS (RECEITAS) OPERACIONAIS		
Com vendas	285.849	202.213
Administrativas	145.515	132.352
Honorários da administração	15.936	13.903
Depreciações e amortizações não absorvidas na produção	13.242	9.635
Outras, líquidas	44.819	(1.484)
	505.361	356.619
Resultado de equivalência patrimonial	(1.639)	
LUCRO OPERACIONAL ANTES DO RESULTADO FINANCEIRO	475.490	462.100
RESULTADO FINANCEIRO		
Receitas financeiras	32.788	42.073
Despesas financeiras	(387.304)	(291.401)
Variações cambiais, líquidas	(323.462)	(102.376)
	(677.978)	(351.704)
RESULTADO OPERACIONAL	(202.488)	110.396
RECEITAS (DESPESAS) NÃO OPERACIONAIS		
Resultado com imobilizado e outros	3.867	9.077
LUCRO (PREJUÍZO) ANTES DA CONTRIBUIÇÃO SOCIAL E DO IMPOSTO DE RENDA	(198.621)	119.473
Contribuição social	(6.217)	11.319
Imposto de renda	(24.996)	46.929
	(31.213)	58.248
LUCRO (PREJUÍZO) ANTES DA PARTICIPAÇÃO DOS ACIONISTAS NÃO CONTROLADORES	(167.408)	61.225
PARTICIPAÇÃO DOS ACIONISTAS NÃO CONTROLADORES	2.732	47.490
LUCRO LÍQUIDO (PREJUÍZO) DO EXERCÍCIO	(170.140)	13.735

(i) Conforme demonstrações financeiras consolidadas da IKPC – Indústrias Klabin de Papel e Celulose S.A. em 31 de dezembro de 2000, examinadas por auditores independentes.

O montante total de depreciação, amortização e exaustão no montante de R$ 252.210 (2000 - R$ 169.845) foi substancialmente apropriado ao custo de produção.

(a) Reclassificações

As seguintes reclassificações foram consideradas nas contas patrimoniais em 31 de dezembro de 2000 para adequá-las aos mesmos critérios de apresentação historicamente utilizados pelas empresas Klabin:

PRO FORMA Statement of Operations Years Ended December 31

	2001	2000 (i)
Gross sales revenues		
Sales of products	*2,761,309*	*2,135,784*
Taxes and unconditional discounts	*327,762*	*251,692*
Net sales	*2,433,547*	*1,884,092*
Cost of sales	*1,451,057*	*1,065,373*
Gross profit	*982,490*	*818,719*
Operating expenses (income)		
Selling	*285,849*	*202,213*
Administrative	*145,515*	*132,352*
Directors' fees	*15,936*	*13,903*
Depreciation and amortization not absorbed in production	*13,242*	*9,635*
Other, net	*44,819*	*(1,484)*
	505,361	*356,619*
Equity in the losses of subsidiary companies	*(1,639)*	
OPERATING PROFIT BEFORE FINANCIAL RESULTS	*475,490*	*462,100*
Financial results		
Financial income	*32,788*	*42,073*
Financial expenses	*(387,304)*	*(291,401)*
Exchange variations, net	*(323,462)*	*(102,376)*
	(677,978)	*(351,704)*
OPERATING PROFIT (CARRIED FORWARD)	*(202,488)*	*110,396*
OPERATING PROFIT (BROUGHT FORWARD)	*(202,488)*	*110,396*
NON-OPERATING INCOME		
Gain on sale of fixed assets and other	*3,867*	*9,077*
INCOME (LOSS) BEFORE SOCIAL CONTRIBUTION AND INCOME TAX	*(198,621)*	*119,473*
Social contribution	*(6,217)*	*11,319*
Income tax	*(24,996)*	*46,929*
	31,213	*(58,248)*
INCOME (LOSS) BEFORE MINORITY INTEREST	*(167,408)*	*61,225*
MINORITY INTEREST	*2,732*	*47,490*
NET INCOME (LOSS) FOR THE YEAR	*(170,140)*	*13,735*

(i) In accordance with the December 31, 2000 consolidated financial statements of IKPC - Indústrias Klabin de Papel e Celulose S.A., audited by independent accountants.

Depreciation, amortization and depletion of R$ 252,210 (2000 - R$ 169,845) were substantially absorbed in the cost of production.

(a) Reclassifications

The following reclassifications were considered in the balance sheet accounts at December 31, 2000 in order to conform with the same presentation bases historically used by the Klabin group companies:

Em milhares de reais / All amounts in thousands of reais, except when stated in cents

	2000	
	Controladora	**Consolidado**
Ativo circulante		
Estoques	522	522
Florestas para corte	(8.194)	(10.568)
Realizável a longo prazo		
Florestas para corte	(97.215)	(106.981)
Permanente		
Imobilizado	104.887	117.027

3 PRINCIPAIS PRÁTICAS CONTÁBEIS

As demonstrações financeiras foram elaboradas de acordo com os princípios contábeis previstos na legislação societária brasileira.

(a) Apuração do resultado

O resultado é apurado pelo regime de competência dos exercícios.

(b) Ativos circulante e realizável a longo prazo

As aplicações financeiras estão demonstradas ao custo acrescido dos rendimentos auferidos (em base "pro rata temporis").

A provisão para contas de liquidação duvidosa é constituída em montante considerado necessário para cobrir possíveis perdas na realização dos créditos.

Os estoques são demonstrados ao custo médio das compras ou produção, inferior aos custos de reposição ou valores de realização.

Os demais ativos são apresentados ao valor de custo ou de realização, incluindo, quando aplicável, os rendimentos auferidos e provisão para perdas.

(c) Permanente

Demonstrado ao custo, corrigido monetariamente até 1995, combinado com os seguintes aspectos:

- Participações em controladas e coligadas avaliadas pelo método da equivalência patrimonial. O ágio apurado na aquisição dos investimentos é amortizado de cinco a dez anos;
- Reavaliação do imobilizado de empresas incorporadas (ver Nota 1), procedida com base em avaliação efetuada por empresas especializadas. Com base nas disposições da Deliberação CVM no. 183/95, não foram registrados no passivo exigível a longo prazo, o imposto de renda e a contribuição social diferidos sobre a reavaliação de ativo imobilizado realizada em períodos anteriores a 1995 por empresas incorporadas pela Klabin S.A., conforme descrito na Nota 9. Portanto, a reserva de reavaliação constituída pela Klabin S.A. em decorrência da referida incorporação não contempla tais impostos.
- Depreciação do imobilizado pelo método linear, às taxas anuais mencionadas na Nota 10, que levam em consideração a vida útil-econômica dos bens;
- Exaustão de florestas com base na quantidade de madeira extraída e recursos florestais a exaurir; e
- Amortização do diferido pelo prazo de cinco a dez anos, a partir da data em que os benefícios começaram a ser gerados.

(d) Passivos circulante e exigível a longo prazo

São demonstrados por valores conhecidos ou calculáveis, acrescidos, quando aplicável, dos correspondentes encargos incorridos.

(e) Imposto de renda e contribuição social

A provisão para imposto de renda é constituída incluindo a parcela de incentivos fiscais, cuja opção é formalizada na declaração anual de rendimentos.

	2000	
	Parent company	***Consolidated***
Current assets		
Inventories	*522*	*522*
Timber forests	*(8,194)*	*(10,568)*
Long-term receivables		
Timber forests	*(97,215)*	*(106,981)*
Permanent assets		
Property, plant and equipment	*104,887*	*117,027*

3 SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared and presented in conformity with accounting principles determined by Brazilian corporate legislation.

(a) Determination of net income

Net income is determined on the accrual basis of accounting.

(b) Current assets and long-term receivables

The financial investments are stated at cost plus accrued earnings (on a pro rata temporis basis).

The allowance for doubtful accounts is recorded at amounts considered sufficient to cover losses on the collection of the accounts receivable.

Inventories are stated at the average cost of purchase or production, lower than replacement cost or net realizable values.

Other assets are stated at cost or realizable values, including accrued earnings and provisions for losses, when applicable.

(c) Permanent assets

These are shown at cost plus restatements up to 1995, and consider the following:

- *Investments in subsidiary and associated companies are accounted for on the equity method of accounting. Goodwill on the acquisition of investments is amortized over five to ten years.*
- *Revaluation of property, plant and equipment of the merged companies (see Note 1) was based on appraisals made by independent experts. As permitted under the terms of CVM Deliberation 183/95, deferred income tax and social contribution on the revaluation of property, plant and equipment carried out prior to 1995 by companies merged into Klabin S.A. have not been recorded in long-term liabilities, as described in Note 9. Accordingly, the revaluation reserve recorded by Klabin S.A. as a result of the merger does not include these taxes.*
- *Depreciation of property, plant and equipment is calculated on the straight-line basis, at the annual rates listed in Note 10, which take into consideration the economic useful lives of the assets.*
- *Depletion of forests is based on the volume of timber felled and undepleted forest resources.*
- *Deferred charges are amortized over five to ten years, as from the date benefits start to arise.*

(d) Current and long-term liabilities

These are shown at known or estimated amounts, including accrued charges, when applicable.

(e) Income tax and social contribution

The provision for income tax includes the amount to be applied as a tax incentive, the option for which will be formalized in the annual corporate income tax return.

É constituída provisão para imposto de renda e contribuição social diferidos referente à utilização do benefício de depreciação acelerada incentivada.

A contribuição social e imposto de renda diferidos, são constituídos sobre as adições temporárias computadas no cálculo do lucro tributável, prejuízos fiscais e bases negativas da contribuição social, sem prazo de prescrição.

4 CONSOLIDAÇÃO DAS DEMONSTRAÇÕES FINANCEIRAS

(a) Critérios de consolidação

Nas demonstrações financeiras consolidadas são eliminados os investimentos em empresas controladas, bem como os resultados das equivalências patrimoniais. Os lucros ou prejuízos provenientes de operações realizadas entre as empresas consolidadas, assim como os correspondentes saldos de ativos e passivos são igualmente eliminados. O valor da participação dos acionistas não controladores no resultado e no patrimônio líquido é calculado e demonstrado separadamente.

As demonstrações financeiras consolidadas abrangem as de Klabin S.A. e as de controladas, direta ou indiretamente, como segue:

	Participação no capital social - (%)		
	2001		2000
	Direta	Indireta	Direta
Klabin Argentina S.A.	100,00		
Mirca Limited	100,00		
Klabin Forest Products Antwerp N.V.	100,00		
Klabin Riocell Europe N.V.			99,92
Klabin Riocell Limited	99,90		99,00
• Riocell Trade - Partnership	99,50		
IKAPÊ Empreendimentos Ltda..	100,00		
Klabin do Paraná Produtos Florestais	100,00		
Antas Serviços Florestais S/C Ltda.	100,00		
Klabin Bacell S.A.	81,67		
Klabin Kimberly S.A.	50,00		
• Bacraft S.A. Indústria de Papel		48,45	
KCK Tissue S.A.	50,00		
Norske Skog Klabin Com. e Ind. Ltda.	50,00		
Norcell S.A.			11,58

Em razão do cancelamento do projeto de implantação de uma fábrica de celulose da Norcell S.A., a Klabin S.A. deixou de participar da administração desta empresa. Em conseqüência, a partir do exercício de 2001, o investimento nessa coligada, anteriormente considerada controlada em conjunto, deixou de ser consolidado e encontra-se avaliado por equivalência patrimonial.

(b) Consolidação das demonstrações financeiras de sociedades controladas em conjunto

De acordo com o disposto na Instrução CVM nº 247/96, está sendo efetuada a consolidação proporcional das demonstrações financeiras das sociedades controladas em conjunto – Klabin Kimberly S.A., KCK Tissue S.A. e Norske Skog Klabin Comércio e Indústria Ltda.. A participação da companhia nessas controladas é de 50%.

O balanço patrimonial e a demonstração de resultado sumários das referidas controladas em conjunto encontram-se demonstrados a seguir:

A deferred income tax and social contribution liability is recorded relating to the use of the tax incentive benefit of accelerated depreciation. Deferred income tax and social contribution are recorded on temporary additions in the calculation of taxable income and on tax losses, all of which have no expiration period.

4 CONSOLIDATED FINANCIAL STATEMENTS

(a) Basis of consolidation

Investments in subsidiaries and equity in the earnings (losses) of subsidiaries are eliminated on consolidation, as are profits or losses on intercompany transactions and intercompany asset and liability accounts. Minority interest in net income for the year and stockholders' equity are shown separately.

The consolidated financial statements include the financial statements of Klabin S.A. and of its direct or indirect subsidiaries, as follows:

	Ownership - %		
	2001		*2000*
	Direct	*Indirect*	*Direct*
Klabin Argentina S.A.	*100.00*		
Mirca Limited	*100.00*		
Klabin Forest Products Antwerp N.V.	*100.00*		
Klabin Riocell Europe N.V.			*99.92*
Klabin Riocell Limited	*99.90*		*99.00*
• Riocell Trade - Partnership	*99.50*		
IKAPÊ Empreendimentos Ltda.	*100.00*		
Klabin do Paraná Produtos Florestais	*100.00*		
Antas Serviços Florestais S/C Ltda.	*100.00*		
Klabin Bacell S.A.	*81.67*		
Klabin Kimberly S.A.	*50.00*		
• Bacraft S.A. Indústria de Papel		*48.45*	
KCK Tissue S.A.	*50.00*		
Norske Skog Klabin Comércio e Indústria Ltda.	*50.00*		
Norcell S.A.			*11.58*

Because the Norcell S.A. project to construct a cellulose plant was canceled, Klabin S.A. ceased participating in the management of that company. Consequently, as from 2001, the investment in this associated company, previously considered as a jointly-controlled company, is no longer consolidated and is recorded on the equity method of accounting.

(b) Consolidation of the financial statements of jointly-controlled companies

In accordance with CVM Instruction 247/96, the financial statements of the jointly-controlled companies Klabin Kimberly S.A., KCK Tissue S.A. and Norske Skog Klabin Comércio e Indústria Ltda. are consolidated on a proportional basis (the ownership in these companies is 50%).

The summarized balance sheets and statements of income of these jointly-controlled companies are shown below:

Em milhares de reais / All amounts in thousands of reais, except when stated in cents

BALANÇO PATRIMONIAL / *BALANCE SHEET:*

	Consolidado / *Cosolidated* Klabin Kimberly S.A.		KCK Tissue S.A.		Norske Skog Klabin Com. Ind. Ltda.	
Ativo / *Assets*	**31/12/2001**	**31/12/2000**	**31/12/2001**	**31/12/2000**	**31/12/2001**	**31/12/2000**
Circulante / *Current assets*	135.720	131.022	33.852	49.045	79.445	72.054
Realizável a longo prazo / *Long-term receivables*	17.582	7.068			23.629	43.294
Permanente / *Permanent assets*	239.922	258.702	45.814	61.058	89	
	393.224	**396.792**	**79.666**	**110.103**	**103.163**	**115.348**
Passivo e Patrimônio Líquido / *Liabilities and stockholders' equity*						
Circulante / *Current liabilities*	102.882	65.693	43.914	35.562	56.423	47.868
Exigível a longo prazo / *Long-term liabilities*	19.510	26.217	21.410	39.537	7.405	30.960
Participação minoritária / *Minority interest*	258	304				
Patrimônio líquido / *Stockholders' equity*	270.574	304.578	14.342	35.004	39.335	36.520
	393.224	**396.792**	**79.666**	**110.103**	**103.163**	**115.348**

DEMONSTRAÇÃO DOS RESULTADOS FINDOS EM: / *STATEMENT OF OPERATIONS FOR THE YEARS ENDED:*

	Consolidado / *Consolidated* Klabin Kimberly S.A.		KCK Tissue S.A.		Norske Skog Klabin Com. Ind. Ltda.	
	31/12/2001	**31/12/2000**	**31/12/2001**	**31/12/2000**	**31/12/2001**	**9 meses findos em 31 de dezembro de 2000 / *Nine-month period ended December 31,2000***
Receita líquida das vendas / *Net sales revenues*	342.863	393.768	72.261	52.484	136.924	102.176
Custo dos produtos vendidos / *Cost of sales*	(240.753)	(257.535)	(61.945)	(45.558)	(106.440)	(82.497)
Lucro bruto / *Gross profit*	102.110	136.233	10.316	6.926	30.484	19.679
Despesas operacionais / *Operating expenses*	(134.137)	(103.809)	(5.720)	(4.069)	(8.118)	(5.435)
Resultado financeiro / *Financial results*	(14.308)	(7.774)	(28.447)	(5.071)	(18.120)	(11.419)
Resultado operacional / *Operating profit (loss)*	(46.335)	24.650	(23.851)	(2.214)	4.246	2.825
Receitas (despesas) não operacionais / *Non-operating income (expenses)*	(2.844)	2.014				
Contrib. social / imposto de renda / *Social contribution/ income tax*	14.365	(6.031)			(1.520)	(1.047)
Participações minoritárias / *Minority interest*	51	(167)				
Resultado líquido / *Net income (loss)*	**(34.763)**	**20.466**	**(23.851)**	**(2.214)**	**2.726**	**1.778**

5 CONTAS A RECEBER DE CLIENTES / *TRADE ACCOUNTS RECEIVABLE*

	Controladora *Parent company*		Consolidado *Consolidated*	
	2001	**2000**	**2001**	**2000**
Contas a receber de clientes / *Trade accounts receivable*	349.137	20.964	483.059	65.110
Cambiais e duplicatas descontadas / *Exchange acceptances and trade notes discounted*	(181.734)		(182.853)	
Provisão para contas de liquidação duvidosa / *Allowance for doubtful accounts*	(18.757)	(6.071)	(27.367)	(6.071)
	148.646	**14.893**	**272.839**	**59.039**

6 ESTOQUES / *INVENTORIES*

	Controladora *Parent company* 2001	2000	Consolidado *Consolidated* 2001	2000
Produtos acabados / *Finished products*	55.400	13.605	71.668	13.625
Produtos em processo / *Work in process*	587	1.368	3.678	1.368
Matérias-primas / *Raw materials*	56.875	10.859	64.681	10.859
Madeiras, toras e floresta para corte / *Wood, logs and timber forests*	7.594	522	11.903	522
Combustíveis e lubrificantes / *Fuel and lubricants*	1.849		2.113	
Material de manutenção / *Maintenance materials*	62.643	7.947	71.870	8.197
Outros / *Other*	11.885	2.656	15.182	2.660
	196.833	**36.957**	**241.095**	**37.231**

7 IMPOSTO DE RENDA E CONTRIBUIÇÃO SOCIAL

(a) Natureza e expectativa de realização ou liquidação dos tributos diferidos

7 *INCOME TAX AND SOCIAL CONTRIBUTION*

(a) Nature and expected realization or payment of the deferred taxes

	Controladora/*Parent company* 2001 Imposto de renda *Income tax*	2001 Contribuição social *Social contribution*	2000 Imposto de renda *Income tax*	2000 Contribuição social *Social contribution*
Provisões não dedutíveis / *Non-deductible provisions*	69.782	25.122	2.230	803
Tributos em discussão judicial / *Taxes being questioned judicially*	20.415		911	
Prejuízos fiscais e bases negativas / *Tax losses*	22.274	5.524	22.274	5.524
Ativo realizável a longo prazo / *Long-term receivables*	**112.471**	**30.646**	**25.415**	**6.327**
Depreciação acelerada incentivada / *Incentive benefit of accelerated depreciation*	8.883	1.026	1.444	506
Passivo exigível a longo prazo / *Long-term liabilities*	**8.883**	**1.026**	**1.444**	**506**

	Consolidado / Cosolidated 2001 Imposto de renda *Income tax*	2001 Contribuição social *Social contribution*	2000 Imposto de renda *Income tax*	2000 Contribuição social *Social contribution*
Provisões não dedutíveis / *Non-deductible provisions*	69.788	25.433	2.943	803
Tributos em discussão judicial / *Taxes being questioned judicially*	20.415		911	
Prejuízos fiscais e bases negativas / *Tax losses*	23.677	12.411	22.274	5.524
Ativo realizável a longo prazo / *Long-term receivables*	**113.880**	**37.844**	**26.128**	**6.327**
Depreciação acelerada incentivada / *Incentive benefit of accelerated depreciation*	8.883	1.026	1.444	506
Passivo exigível a longo prazo / *Long-term liabilities*	**8.883**	**1.026**	**1.444**	**506**

Os créditos relativos às provisões não dedutíveis, referentes principalmente a créditos de difícil liquidação, contingências trabalhistas e tributárias, serão realizados a medida que os processos correspondentes sejam concluídos.

A administração, baseada em projeções, espera que os créditos relativos a prejuízos fiscais e bases negativas de contribuição social sejam realizados no período de dois a cinco anos.

The deferred tax assets relating to non-deductible provisions, mainly the allowance for doubtful accounts, labor and tax contingencies, will be realized as the final outcomes are known.

Management, based on projections, estimates that the deferred tax assets relating to tax losses will be realized over the next two to five years.

Em milhares de reais / All amounts in thousands of reais, except when stated in cents

(b) Conciliação do imposto de renda e da contribuição social com o resultado da aplicação direta da alíquota dos respectivos tributos sobre o resultado societário

(b) Reconciliation of the income tax and social contribution charge at the standard and effective tax rates

	Controladora / *Parent company*			
	2001		2000	
	Imposto de renda *Income tax*	Contribuição social *Social contribution*	Imposto de renda *Income tax*	Contribuição social *Social contribution*
Lucro antes do imposto de renda e da contribuição social / *Income before income tax and social contribution*	115.621	115.621	129.980	129.980
Alíquota / *Standard rate of tax*	25%	9%	25%	9%
	28.905	**10.406**	**32.495**	**11.698**
Imposto de renda e contribuição social no resultado: / *Income tax and social contribution charge in the statement of income*				
• Corrente / *Current*	24.197	12.814	21.437	8.053
• Diferido / *Deferred*			8.807	4.538
	24.197	**12.814**	**30.244**	**12.591**
Diferença / *Difference*	**(4.708)**	**2.408**	**(2.251)**	**893**
Conciliação: / *Reconciliation*				
Adições (exclusões) permanentes: / *Permanent additions (deductions)*				
• Var. patrimoniais por incorporação empresas / *Changes in net assets through merger*	9.163	9.163		
• Resultado de equivalência patrimonial / *Equity in losses of subsidiaries*	(5.445)	(5.445)	(7.451)	(7.451)
• Resultado Refis, líquido de IR e CS / *"Refis" results, net of income tax and social contribution*			2.001	2.001
• Perdas na incorporação / *Losses on merger*	2.206	2.206		
• Realização correção monetária especial / *Realization of special monetary correction reserve*	1.244	1.244	1.362	1.362
• Reversão de provisão IR e CS ano 1991 / *Reversal of the provisions for income tax and social contribution for 1991*			(1.612)	(1.612)
• Lucros de controladas no exterior / *Profits from foreign subsidiaries*	5.460	5.460		
• Outros / *Other*	(192)	(1.762)	441	441
	12.436	10.866	(5.259)	(5.259)
Alíquota / *Standard rate of tax*	25%	9%	25%	9%
Total adições (exclusões) permanentes / *Total of permanent additions (deductions)*	3.109	978	(1.315)	(473)
Diferença entre lucro real e presumido / *Difference between taxable and presumed profit (ii)*	(7.792)	(1.314)		
Crédito diferido baixado em anos anteriores / *Deferred tax asset written-off – prior years (iii)*		2.743		1.171
Outros / *Other*	(25)	1	(936)	195
	(4.708)	**2.408**	**(2.251)**	**893**

		Consolidado/*Consolidated*			
		2001		2000	
		Imposto de renda ***Income tax***	**Contribuição social** ***Social contribution***	**Imposto de renda** ***Income tax***	**Contribuição social** ***Social contribution***
Lucro antes do imposto de renda e da contribuição social / *Income before income tax and social contribution*		138.636	138.636	130.118	130.118
Alíquota / *Standard rate of tax*		25%	9%	25%	9%
		34.659	**12.477**	**32.530**	**11.711**
Imposto de renda e contribuição social no resultado: / *Income tax and social contribution charge in the statement of income*					
• Corrente / *Current*		30.469	14.257	21.548	8.053
• Diferido / *Deferred*		11.866	3.180	8.807	4.538
		42.335	**17.437**	**30.355**	**12.591**
Diferença / *Difference*		**7.676**	**4.960**	**(2.175)**	**880**
Conciliação: / *Reconciliation*					
Adições (exclusões) permanentes: / *Permanent additions (deductions)*					
• Resultado de equivalência patrimonial / *Equity in earnings (losses) of subsidiaries*		1.639	1.639	(1.890)	(1.890)
• Resultado Refis, líquido de IR e CS / *"Refis" results, net of income tax and social contribution*				2.001	2.001
• Perdas na incorporação / *Losses on merger*		2.206	2.206		
• Realização da correção monetária especial / *Realization of special monetary correction reserve*		1.741	1.741	1.362	1.362
• Doações e brindes / *Donations and free gifts*		740	740		
• Ágio amortizado / *Amortized goodwill*		966			
• Reversão de provisão IR e CS ano 1991 / *Reversal of the provisions for income tax and social contribution for 1991*				(1.612)	(1.612)
• Lucros de controladas no exterior / *Profits from foreign subsidiaries*		5.460	5.460		
• Outros / *Other*		781	(624)	441	441
		13.533	11.162	302	302
Alíquota / *Standard rate of tax*		25%	9%	25%	9%
Total adições (exclusões) permanentes / *Total of permanent additions (deductions)*		3.383	1.005	76	27
Crédito fiscal diferido não constituído / *Deferred tax asset not recorded*	**(i)**	9.139	3.291		
Constituição créditos períodos anteriores / *Deferred tax assets recorded – prior years*		(722)	(1.317)		
Diferença entre lucro real e presumido / *Difference between taxable and presumed profit*	**(ii)**	(7.792)	(1.314)		
Crédito diferido baixado em anos anteriores / *Deferred tax asset written-off – prior years*	**(iii)**		2.743		1.171
Compensação de prejuízos fiscais e bases negativas não constituídos / *Offset of tax losses not previously recorded as deferred tax*	**(iv)**	(4.470)	(2.020)		
Outros / *Other*		8.138	2.572	(2.251)	(318)
		7.676	**4.960**	**(2.175)**	**880**

(i) Refere-se a créditos não constituídos, principalmente, das empresas controladas: Klabin Argentina S.A., KCK Tissue S.A. e Tiquie S.A.

(ii) Em razão do ingresso da controladora Klabin S.A. no Programa de Recuperação Fiscal - REFIS, a administração optou pelo regime de tributação baseado no lucro presumido.

(iii) Refere-se a Klabin S.A. em função da reestruturação ocorrida em 2001.

(iv) Refere-se a basicamente à empresa incorporada Igaras Papéis e Embalagens S.A.

(i) Mainly relate to the subsidiary companies Klabin Argentina S.A., KCK Tissue S.A. and Tiquie S.A.

(ii) When Klabin S.A. applied to join the Tax Recovery Program (REFIS), management opted for taxation based on presumed profit.

(iii) Refers to Klabin S.A. as a result of the restructuring that took place in 2001.

(iv) Basically refers to the merged company Igaras Papéis e Embalagens S.A.

Em milhares de reais / All amounts in thousands of reais, except when stated in cents

8 PARTES RELACIONADAS / *RELATED PARTIES*

	2001			2000		
(a) CONTROLADORA / ***(a) PARENT COMPANY***	**Ativo Passivo** ***Assets/ liabilities***	**Receitas (Despesas)** ***Income/ Expenses***	**Vendas (Compras)** ***Sales/ purchases***	**Ativo Passivo** ***Assets/ Liabilities***	**Receitas (Despesas)** ***Income/ Expenses***	**Vendas (Compras)** ***Sales/ purchases***
Ativo circulante - clientes / *Current assets*						
Klabin Argentina S.A / *Klabin Argentina S.A.*	12.947		5.240	3.218	164	4.298
Igaras Papéis e Embalagens S.A. / *Igaras Papéis e Embalagens S.A.*			1.433			
Industrias Klabin S.A. / *Indústrias Klabin S.A.*			15.785	1.893		9.490
Klabin Kimberly S.A. / *Klabin Kimberly S.A.*	6.754		22.659	3.417		23.422
Klabin Riocell Trade Limited Partnership / *Klabin Riocell Trade Limited Partnership*	36.250		209.003	15.372	1.720	239.168
Norske Skog Klabin S.A / *Norske Skog Klabin S.A.*	19.383					
Outras / *Other*	264		122	158		69
	75.598			**24.058**		
Realizável a longo prazo / *Long-term receivables*						
Adto.Compra Futura / *Advance for future purchases*						
Klabin Bacell S.A. / *Klabin Bacell S.A.*	17.176					
	17.176					
Mútuo / *Loans*						
Klabin Paraná Produtos Florestais Ltda. / *Klabin Paraná Produtos Florestais Ltda.*	1.915					
Mirca Limited / *Mirca Limited*	11.675					
Outras / *Other*	858			371		
	14.448			**371**		
Adiantamento para Futuro Aum.Capital / *Advances for future capital increase*						
Norcell S/A / *Norcell S.A.*	7.369			7.369		
Outras / *Other*	2.226					
	9.595			**7.369**		
	41.219			**7.740**		
Passivo circulante - Fornecedores / *Suppliers*						
Klabin Bacell S.A. / *Klabin Bacell S.A.*	11.317			1.696		
Klabin Riocell Trade Limited Partnership / *Klabin Riocell Trade Limited Partnership*				831		
Outras / *Other*	279			62	(828)	
	11.596			**2.589**		
Outras / *Other*						
Klabin Riocell Trade Limited Partnership / *Klabin Riocell Trade Limited Partnership*	2.630					
Klabin Argentina S.A / *Klabin Argentina S.A.*	97					
	2.727					
Recebimento Antecipado de Clientes / *Advances from customers*						
Klabin Riocell Trade Limited / *Klabin Riocell Trade Limited*	20.788	(3.386)				
	20.788					
	35.111			**2.589**		
Exigível a longo prazo-Mútuos / *Long-term liabilities – loans*						
Mútuos / *Loans*						
Mirca Limited / *Mirca Limited*	3.542					
Outras / *Other*						
Antas Serv.Florestais Ltda / *Antas Serviços Florestais Ltda.*	919					
	4.461					

As transações são realizadas em bases usuais de mercado. / *Transactions are carried out under normal market conditions.*

	2001			2000		
	Ativo Passivo *Assets/ liabilities*	Receitas (Despesas) *Income/ Expenses*	Vendas (Compras) *Sales/ purchases*	Ativo Passivo *Assets/ Liabilities*	Receitas (Despesas) *Income/ Expenses*	Vendas (Compras) *Sales/ purchases*
(b) CONSOLIDADO / *(B) CONSOLIDATED*						
Ativo circulante / *Current assets*						
Clientes / *Trade accounts receivable*						
Klabin Kimberly S.A. / *Klabin Kimberly S.A.*	3.126		24.581	3.417		23.422
Industrias Klabin S.A. / *Indústrias Klabin S.A.*			14.999	1.893		9.490
Klabin Argentina S.A / *Klabin Argentina S.A.*			5.197	3.289	164	4.298
Pilarpel S/A / *Pilarpel S.A.*				86		
KCK Tissue S.A. / *KCK Tissue S.A.*	530		122		4	9
Norske Skog Klabin S.A / *Norske Skog Klabin S.A.*	9.857		4.076			
	13.513			**8.685**		
Adto.Compra Futura / *Advance for future purchases*						
Klabin Bacell S.A. / *Klabin Bacell S.A.*	252					
	13.765			**8.685**		
Realizável a longo prazo / *Long-term receivables*						
Mútuos / *Loans*						
KIV Participações S/A / *KIV Participações S.A.*				57		
Passivo circulante / *Current liabilities*						
Fornecedores / *Suppliers*						
Sogemar Soc. Geral de Marcas Ltda. / *Sogemar Sociedade Geral de Marcas Ltda.*	1.123	(1.956)				
Outras / *Other*						
Klabin Irmãos & Cia. / *Klabin Irmãos & Cia.*	408					
Industrias Klabin S.A. / *Indústrias Klabin S.A.*				1.696	(811)	
KIV Participações S/A / *KIV Participações S.A.*					(17)	
Klabin Bacell S.A. / *Klabin Bacell S.A.*				62		
	408			**1.758**		

As transações foram feitas de acordo com as condições normais de mercado. / *Transactions are carried out under normal market conditions.*

Em milhares de reais / All amounts in thousands of reais, except when stated in cents

9 INVESTIMENTOS EM EMPRESAS CONTROLADAS E COLIGADA / *INVESTMENTS IN SUBSIDIARY COMPANIES*

	Klabin Riocell Europe N.V.	Klabin Riocell Limited	Klabin Bacell S.A.	Klabin Kimberly S.A.
(a) Movimentação / *(a) Activity in the investment account*				
Em 31 de dezembro de 1999 / *At December 31, 1999*	41	644		
Aumento de capital / *Capital increase*	30.201			
Equivalência patrimonial / *Equity in earnings*	150	6.724		
Em 31 de dezembro de 2000 / *At December 31, 2000*	191	37.569		
Alienação / *Disposal*	(384)			
Incentivo fiscal do imposto de renda / *Income tax incentives*			154	
Aquisição / *Acquisition*				
Incorporação IKPC – Inds. Klabin de Papel e Celulose S.A. em 28 de dezembro de 2001 / *Merger of IKPC – Indústrias Klabin de Papel e Celulose on December 28, 2001*			287.499	146.776
Incorporação de empresas controladas / *incorporation of controlled companies*				
Var. patrimoniais incorporação / *Changes in net assets through merger*			1.147	(11.489)
Equivalência patrimonial / *Equity in earnings (losses)*	193	6.891		
Em 31 de dezembro de 2001 / *At December 31, 2001*		**44.460**	**288.800**	**135.287**
(b) Participações 2001 / *(b) Ownership in 2001*				
Participação no capital (quantidade) / *Number of shares*				
• Ações ordinárias (mil) / *Common shares (thousands)*			2.935.360	4.850
• Ações preferenciais (mil) / *Preferred shares (thousands)*			22.153	2.879
• Quotas / *Quotas*		99		
Valor nominal da ação - R$ / *Nominal value per share/quota - R$*		232,04		
Participação no capital - (%) / *Ownership %*		99,90	81,67	50,00
(c) Posição do patrimônio líquido em 31 de dezembro de 2001 / *(c) Stockholders' equity At December 31, 2001*				
Capital social / *Capital*		38.033	515.552	155.000
Reservas de capital / *Capital reserves*			6.868	87.046
Reservas de lucros / *Revenue reserves*		(118)		63.291
Lucros (prejuízos) acumulados / *Retained earnings (accumulated deficit)*		6.545	(207.368)	(34.763)
		44.460	**315.052**	**270.574**

O investimento na Klabin Bacell S.A. inclui ágio no montante de R$ 31.492 (2000 - R$ 37.290), fundamentado em rentabilidade futura que está sendo amortizado em dez anos.

Adicionalmente, a Klabin S.A. participa em 100% no capital social da Mirca Limited e KPPF - Klabin Paraná Produtos Florestais, empresas que apresentam passivo a descoberto totalizando R$ 5.459 em 31 de dezembro de 2001. Conservadoramente, foi provisionado esse montante, que encontra-se incluído no saldo de demais contas a pagar no exigível a longo prazo.

(d) Reestruturação societária

Em conexão com o processo de reestruturação societária mencionado na Nota 1, os acionistas da Klabin S.A. da IKPC - Indústrias Klabin de Papel e Celulose S.A., KIV Participações S.A. e Klamasa Participações S.A., empresas então detentoras de participação direta ou indireta na Klabin S.A., conforme identificado a seguir, bem como das demais empresas então ligadas à Klabin S.A., também relacionadas abaixo, reuniram-se em assembléias gerais e deliberaram pelas seguintes operações:

Principais eventos ocorridos

(1) Aumento de capital de R$ 657.989.493,04 pela IKPC - Indústrias Klabin de Papel e Celulose S.A., antiga controladora indireta da Klabin

The investment in Klabin Bacell S.A. includes goodwill of R$ 31,492 (2000 - R$ 37,290), based on future profitability, which will be amortized over ten years.

Klabin S.A. owns 100% of Mirca Limited and KPPF - Klabin Paraná Produtos Florestais, whose liabilities exceed their assets by R$ 5,459 at December 31, 2001. Conservatively, this amount has been provided and is included in other accounts payable in long-term liabilities.

(d) Corporate restructuring

The stockholders of Klabin S.A., IKPC - Indústrias Klabin de Papel e Celulose S.A., KIV Participações S.A. and Klamasa Participações S.A., which hold direct or indirect shareholdings in Klabin S.A., as detailed below, and the other companies related to Klabin S.A., also listed below, held general meetings and decided the following in connection with the corporate restructuring process mentioned in Note 1:

(1) Capital increase of R$ 657,989,493.04 by IKPC - Indústrias Klabin de Papel e Celulose S.A., former indirect parent company of Klabin S.A., in its then subsidiary Indústrias Klabin S.A., subscribed with investments in shares of Klamasa Participações S.A., parent company of Klabin S.A.; KIV Participações S.A., parent company of

Norske Skog Klabin Com. e Ind.Ltda	KCK Tissue S.A.	Klabin Argentina S.A.	Indústrias Klabin S.A.	Igaras Papéis Embalagens S.A	Klabin Export S.A.	Norcell S.A.	Outras *Other*	Total *Total*
						19.066		19.751
								30.201
						577		7.451
						19.643		57.403
								(384)
								154
				133.385				133.385
17.184	34.001	40.613	1.290.773		11.168			1.828.014
			(1.330.489)	(154.235)	(13.278)		19.573	(1.478.429)
2.484	(26.829)	(37.260)	39.716	20.850	2.110		108	(9.163)
						(1.639)		5.445
19.668	**7.172**	**3.353**				**18.004**	**19.681**	**536.425**
	10.000	27.126				12.228		
173.710								
100,00								
50,00	50,00	100,00				11,58		
34.742	55.836	60.900				149.631		
90						24.122		
4.504								
	(41.494)	(57.547)				(15.028)		
39.336	**14.342**	**3.353**				**158.725**		

S.A., na sua então controlada Indústrias Klabin S.A. com investimentos em ações das empresas Klamasa Participações S.A., então controladora direta da Klabin S.A., KIV Participações S.A., então controladora direta da Klabin S.A., IKPC - Participações S.A., e Klabin S.A., *como segue:*

- R$ 362.789.714,04 em investimento em ações da Klamasa Participações S.A. (incluindo ágio de R$ 255.332.858,04).
- R$ 132.370.772,00 em investimento em ações da KIV Participações S.A.
- R$ 140.901.742,00 em investimento em ações da IKPC - Participações S.A.
- R$ 21.927.265,00 em investimento em ações da Klabin S.A.

(2) Aumento de capital de R$ 673.376,00 na Indústrias Klabin S.A. pela Klabin Export S.A., com investimentos em ações da KIV Participações S.A. e IKPC - Participações S.A., como segue:

- R$ 673.366,00 em investimentos na KIV Participações S.A.
- R$ 10,00 em investimentos na IKPC - Participações S.A.

(3) Incorporação da Klamasa Participações S.A. pela Indústrias Klabin S.A. O patrimônio líquido contábil incorporado na data-base de 31 de outubro de 2001 foi de R$ 107.456.757,97, conforme laudo de peritos avaliadores independentes. O ágio do investimento na Klamasa Participações S.A. transferido pela IKPC - Indústrias Klabin de Papel e Celulose S.A. para a Indústrias Klabin S.A., no valor de R$ 255.332.858,04 (vide item 1) foi reclassificado para o ativo diferido da Indústrias Klabin S.A.,

Klabin S.A.; IKPC - Participações S.A., and Klabin S.A., as follows:

- *R$ 362,789,714.04 in shares of Klamasa Participações S.A. (including goodwill of R$ 255,332,858.04).*
- *R$ 132,370,772.00 in shares of KIV Participações S.A.*
- *R$ 140,901,742.00 in shares of IKPC - Participações S.A.*
- *R$ 21,927,265.00 in shares of Klabin S.A.*

(2) Capital increase of R$ 673,376.00 in Indústrias Klabin S.A. by Klabin Export S.A., subscribed with investments in shares of KIV Participações S.A. and IKPC - Participações S.A., as follows:

- *R$ 673,366.00 in shares of KIV Participações S.A.*
- *R$ 10.00 in shares of IKPC - Participações S.A.*

(3) Merger of Klamasa Participações S.A. into Indústrias Klabin S.A. The book values of the net assets merged as of the base date October 31, 2001 amounted to R$ 107,456,757.97, based on the appraisal report of independent experts. The goodwill of R$ 255,332,858.04 on the investment in Klamasa Participações S.A., transferred by IKPC - Indústrias Klabin de Papel e Celulose S.A. to Indústrias Klabin S.A. (see item 1), was reclassified to deferred assets of Indústrias Klabin S.A. following the merger and consequent liquidation of the investment in Klamasa Participações S.A.

Em milhares de reais / All amounts in thousands of reais, except when stated in cents

em decorrência desta incorporação e conseqüente extinção do investimento na Klamasa Participações S.A.

(4) Incorporação da IKPC - Participações S.A. pela Indústrias Klabin S.A. O patrimônio líquido contábil incorporado na data-base de 31 de outubro de 2001 foi de R$ 140.245.587,66, conforme laudo de peritos avaliadores independentes.

(5) Aumento de capital de R$ 298.535.923,18 na KIV Participações S.A. pela Indústrias Klabin S.A., com investimento em ações da Klabin S.A. O deságio de R$ 171.497.000,00 da Klamasa Participações S.A. na Klabin S.A. foi classificado no ativo diferido da Indústrias Klabin S.A., em decorrência da transferência do investimento em ações da Klabin S.A. para a controlada KIV Participações S.A., em conseqüência desse aumento de capital.

(6) Incorporação da Tiquie S.A. pela controlada Baywood Holdings Inc. O patrimônio líquido contábil incorporado em 3 de dezembro de 2001 foi de R$ 731.395.420,04 conforme laudo de peritos avaliadores independentes.

(7) Em 3 de dezembro de 2001, as controladas da Baywood Holdings Inc., Veriwood Limited e Rasagi Limited foram liquidadas. Os investimentos que essas empresas detinham na Igaras Papéis e Embalagens S.A. foram transferidos para a própria Baywood Holdings Inc.

(8) Incorporação da controlada Baywood Holdings Inc. pela controlada Indústrias Klabin S.A.

O patrimônio líquido contábil incorporado em 7 de dezembro de 2001 foi de R$ 723.535.998,58, conforme laudo de peritos avaliadores independentes.

(9) Incorporação da KIV Participações S.A. pela Klabin S.A.

O patrimônio líquido contábil incorporado foi de R$ 470.661.424,73, conforme laudo de peritos avaliadores independentes na data-base de 31 de outubro de 2001. Não houve aumento do capital social da Klabin S.A. tendo em vista que no momento da incorporação, KIV Participações S.A. era detentora de 99,21% do capital social da Klabin S.A. que, com a incorporação da IKPC - Indústrias Klabin de Papel e Celulose S.A., conforme descrito na Nota 1, passou a ser titular de 100% das ações de emissão da Industrias Klabin S.A. Dessa forma, as ações de emissão da Klabin S.A., de propriedade de KIV Participações S.A., foram entregues aos novos acionistas da Klabin S.A.

(10) Compra do investimento na Igaras Papéis e Embalagens S.A. pela Klabin S.A.

Conforme Instrumento Particular de Compra de Ações datado de 10 de dezembro de 2001, foram adquiridas pela Klabin S.A. junto à Indústrias Klabin S.A. 100% das ações representativas do capital social da Igaras Papéis e Embalagens S.A. ao custo contábil registrado nesta empresa, no valor de R$ 704.294.450,85. O preço de aquisição foi liquidado mediante crédito em conta-corrente entre as empresas e contempla ágio apurado quando da aquisição original do investimento junto à terceiros, realizada pela Baywood Holdings Inc. (incorporada pela Indústrias Klabin S.A. conforme mencionado no item 8) acima em outubro de 2000, no montante de R$ 570.909.159,70. Em conexão com a incorporação da Indústrias Klabin S.A., conforme descrito no item 11 a seguir, com base em laudo de avaliação de peritos avaliadores datado de 30 de novembro de 2001 e em atendimento às Instruções CVM no. 247/96 e 319/99, a parcela do valor total do ágio fundamentada em mais valia de ativo imobilizado, no montante de R$ 384.545.590,77, foi reclassificada para o ativo imobilizado da Klabin S.A. e será amortizada com base na vida útil remanescente dos correspondentes ativos. O valor remanescente, no montante de R$ 186.363.568,93, está fundamentado suportado por laudo de avaliação econômica e está sendo amortizado em cinco anos, com base nas correspondentes projeções de resultados.

(4) Merger of IKPC - Participações S.A. into Indústrias Klabin S.A. The book values of the net assets merged as of the base date October 31, 2001 amounted to R$ 140,245,587.66, based on the appraisal report of independent experts.

(5) Capital increase of R$ 298,535,923.18 in KIV Participações S.A. by Indústrias Klabin S.A., subscribed with shares of Klabin S.A.

The negative goodwill of R$ 171,497,000.00 of Klamasa Participações S.A. in its investment in Klabin S.A. was classified as a deferred asset of Indústrias Klabin S.A., following the transfer of the shares of Klabin S.A. to the subsidiary KIV Participações S.A. through this capital increase.

(6) Merger of Tiquie S.A. into the subsidiary Baywood Holdings Inc. The book values of the net assets merged on December 3, 2001 amounted to R$ 731,395,420.04, based on the appraisal report of independent experts.

(7) On December 3, 2001, the subsidiaries of Baywood Holdings Inc., Veriwood Limited and Rasagi Limited, were liquidated. The investments that these companies held in Igaras Papéis e Embalagens S.A. were transferred to Baywood Holdings Inc.

(8) Merger of the subsidiary Baywood Holdings Inc. into the subsidiary Indústrias Klabin S.A.

The book values of the net assets merged on December 7, 2001 amounted to R$ 723,535,998.58, based on the appraisal report of independent experts.

(9) Merger of KIV Participações S.A. into Klabin S.A.

The book values of the net assets merged amounted to R$ 470,661,424.73, based on the appraisal report of independent experts as of the base date October 31, 2001. There was no capital increase in Klabin S.A. since, at the moment of merger, KIV Participações S.A. held 99.21% of the capital of Klabin S.A. who, following the merger of IKPC - Indústrias Klabin de Papel e Celulose S.A., as described in Note 1, became the holder of 100% of the shares of Klabin S.A. Accordingly, the shares in Klabin S.A. held by KIV Participações S.A. were delivered to the new stockholders of Klabin S.A.

(10) Purchase of the investment in Igaras Papéis e Embalagens S.A. by Klabin S.A.

According to the Private Instrument for Purchase of Shares dated December 10, 2001, 100% of the shares of Igaras Papéis e Embalagens S.A. were purchased by Klabin S.A. from Indústrias Klabin S.A. at the recorded book value of R$ 704,294,450.85. The purchase price was settled through a credit in the current account between the companies and includes goodwill of R$ 570,909,159.70 calculated on the original purchase of the investment from third parties by Baywood Holdings Inc. (merged into Indústrias Klabin S.A. as mentioned in item 8 above) in October 2000. On the merger of Indústrias Klabin S.A., described in item 11 below, the goodwill of R$ 384,545,590.77 ascribed to the excess valuation of the property, plant and equipment over book values, based on the appraisal report of experts dated November 30, 2001, was reclassified to permanent assets of Klabin S.A. and will be amortized based on the remaining useful lives of those assets, in compliance with CVM Instructions 247/96 and 319/99. The remaining amount of R$ 186,363,568.93 is based on the expectation of future profitability, supported by an economic appraisal report, and is being amortized over five years based on the related projections of income.

(11) Incorporação da Indústrias Klabin S.A. pela Klabin S.A.

O patrimônio líquido contábil incorporado foi de R$ 1.290.773.579,80, conforme laudo de peritos avaliadores independentes na data-base de 31 de outubro de 2001. Não houve aumento do capital social da Klabin S.A. tendo em vista que, com a incorporação da IKPC - Indústrias Klabin de Papel e Celulose S.A., conforme descrito na Nota 1, a Klabin S.A. passou a ser titular de 100% das ações de emissão da Industrias Klabin S.A.

(12) Incorporação da Igaras Papéis e Embalagens S.A., Klabin Export S.A., Klabin do Paraná Mineração Ltda. e Klabin Madeira Ltda. pela Klabin S.A. Os patrimônios líquidos contábeis incorporados foram de R$ 224.810.801,72, R$ 11.168.200,83, R$ 500,00 e R$ 1.000,00, respectivamente, conforme laudos de peritos avaliadores independentes na data-base de 31 de outubro de 2001. Não houve aumento do capital social da Klabin S.A. tendo em vista que, na data da incorporação, a Klabin S.A. era titular de 100% das ações ou cotas do capital social das empresas incorporadas.

(11) Merger of Indústrias Klabin S.A. into Klabin S.A.

The book values of the net assets merged amounted to R$ 1,290,773,579.80, based on the appraisal report of independent experts as of the base date October 31, 2001. There was no capital increase in Klabin S.A. since, following the merger of IKPC - Indústrias Klabin de Papel e Celulose S.A., as described in Note 1, Klabin S.A. became the holder of 100% of the shares of Indústrias Klabin S.A.

(12) Merger of Igaras Papéis e Embalagens S.A., Klabin Export S.A., Klabin do Paraná Mineração Ltda. and Klabin Madeira Ltda. into Klabin S.A.

The book values of the net assets merged amounted to R$ 224,810,801.72, R$ 11,168,200.83, R$ 500.00 and R$ 1,000.00, respectively, based on the appraisal reports of independent experts as of the base date October 31, 2001. There was no capital increase in Klabin S.A. since, on the date of the merger, Klabin S.A. held 100% of the shares or quotas of the merged companies.

10 IMOBILIZADO / *PROPERTY, PLANT AND EQUIPMENT*

(a) Controladora / *(a) Parent company*

	Terrenos *Land*	Edifícios e construções *Buildings and improvements*	Máquinas, equipamentos e Instalações *Machinery, equipment and installations*	Obras e instalações em andamento *Construction in progress*	Florestamento e reflorestamento *Forestation and reforestation*	Outros *Other*	Total *Total*
Taxas de depreciação / *Depreciation rate* - %		2 a 4	5 a 20			4 a 25	
(i) Movimentação / *(i) Activity*							
Saldo em 31 de dezembro de 2000 / *At January 1*	**53.130**	**28.943**	**123.814**	**110.431**	**104.887**	**27.489**	**448.694**
Adições / *Additions*		275		235.734	6.173		242.182
Baixas / *Disposals*	(8.314)	(242)	(113)		(24.826)	(3.121)	(36.616)
Transferências entre contas / *Transfer between accounts*		259	6.711	(7.030)		60	
Mais valia / *Surplus on the purchase of investment*			384.546				384.546
Incorporação / *Merger*	172.655	197.680	707.553	64.013	290.984	69.697	1.502.582
Transferências para diferido / *Transfer to deferred charges*				(560)			(560)
Depreciação / *Depreciation*		(1.815)	(14.450)			(65)	(16.330)
Exaustão / *Depletion*					(6.430)		(6.430)
Saldo em 31 de dezembro de 2001 / *At December 31*	**217.471**	**225.100**	**1.208.061**	**402.588**	**370.788**	**94.060**	**2.518.068**
(ii) Composição de saldos / *(ii) Composition*							
							2001
Custo / *Cost*	217.471	389.633	2.569.572	402.588	553.524	209.999	4.342.787
Depreciação acumulada / *Accumulated depreciation*		(164.533)	(1.361.511)			(115.939)	(1.641.983)
Exaustão acumulada / *Accumulated depletion*					(182.736)		(182.736)
Saldo em 31 de dezembro de 2001 / *At December 31*	**217.471**	**225.100**	**1.208.061**	**402.588**	**370.788**	**94.060**	**2.518.068**
							2000
Custo / *Cost*	53.130	73.066	468.438	110.431	153.635	31.905	890.605
Depreciação acumulada / *Accumulated depreciation*		(44.123)	(344.624)			(4.416)	(393.163)
Exaustão acumulada / *Accumulated depletion*					(48.748)		(48.748)
Saldo em 31 de dezembro de 2000 / *At December 31*	**53.130**	**28.943**	**123.814**	**110.431**	**104.887**	**27.489**	**448.694**

Em milhares de reais / All amounts in thousands of reais, except when stated in cents

(b) Consolidado / *(b) Consolidated*

	Terrenos *Land*	Edifícios e construções *Buildings and improvements*	Máquinas, equipamentos e Instalações *Machinery, equipment and installations*	Obras e instalações em andamento *Construction in progress*	Florestamento e reflorestamento *Forestation and reforestation*	Outros *Other*	Total *Total*
Taxas de depreciação / *Depreciation rate* - %		**2 a 4**	**5 a 20**			**4 a 25**	
(i) Movimentação / *(i) Activity*							
Saldo em 31 de dezembro de 2000 / *At January 1*	**56.491**	**28.988**	**123.917**	**111.487**	**117.026**	**27.616**	**465.525**
Adições / *Additions*		275		235.734	6.173		242.182
Baixas / *Disposals*	(8.314)	(242)	(113)		(24.826)	(3.121)	(36.616)
Transferências entre contas / *Transfer between accounts*		259	6.711	(7.030)		60	
Mais valia / *Surplus on the purchase of investment*			384.546				384.546
Incorporação / *Merger*	183.616	266.314	999.871	83.487	292.564	85.747	1.911.599
Transferências para diferido / *Transfer to deferred charges*				(560)			(560)
Depreciação / *Depreciation*		(1.815)	(14.450)			(65)	(16.330)
Exaustão / *Depletion*					(6.430)		(6.430)
Baixa por desconsolidação / *Reduction due to exclusion of the investment from consolidation*	(3.361)	(45)	(133)	(1.055)	(12.139)	(98)	(16.831)
Saldo em 31 de dezembro de 2001 / *At December 31*	**228.432**	**293.734**	**1.500.349**	**422.063**	**372.368**	**110.139**	**2.927.085**
(ii) Composição de saldos / *(ii) Composition*							
							2001
Custo / *Cost*	228.432	471.336	2.973.096	422.063	555.105	241.516	4.891.548
Depreciação acumulada / *Accumulated depreciation*		(177.602)	(1.472.747)			(131.377)	(1.781.726)
Exaustão acumulada / *Accumulated depletion*					(182.737)		(182.737)
Saldo em 31 de dezembro de 2001 / *At December 31*	**228.432**	**293.734**	**1.500.349**	**422.063**	**372.368**	**110.139**	**2.927.085**
							2000
Custo / *Cost*	56.491	73.111	469.173	111.487	174.495	32.279	917.036
Depreciação acumulada / *Accumulated depreciation*		(44.123)	(345.256)			(4.663)	(394.042)
Exaustão acumulada / *Accumulated depletion*					(57.469)		(57.469)
Saldo em 31 de dezembro de 2000 / *At December 31*	**56.491**	**28.988**	**123.917**	**111.487**	**117.026**	**27.616**	**465.525**

(i) A depreciação do exercício findo em 31 de dezembro de 2001 e 2000 foi substancialmente apropriada ao custo de produção.

(ii) Os investimentos em curso referem-se substancialmente ao projeto Riocell 2000 da Klabin S.A., e compreendem investimentos em novas unidades tais como a caldeira de recuperação, evaporação e queima de gazes, pertencentes a área de recuperação e geração de vapor (R$ 216.071), e de atualização tecnológica nesta área e na linha de fibras (R$ 109.092). Estes investimentos visam melhorar a performance operacional, e a qualidade do produto, e aumentar a produção de 300.000 t/ano para 400.000 t/ano.

(iii) Foi alocado ao custo dos investimentos em curso, financiados por terceiros, o valor de R$ 33.354 (2000 - R$ 1.216), referente a encargos financeiros, de acordo com o disposto na Deliberação CVM no. 193/96.

(i) The depreciation for the years ended December 31, 2001 and 2000 was substantially absorbed in the cost of production.

(ii) The construction in progress refers mainly to the project Riocell 2000 of Klabin S.A. and comprise investments in new units, such as the boiler for recovery, evaporation and burning of gases in the recovery and steam generation area (R$ 216,071), and technological updating in that area and in the fibers production line (R$ 109,092). These investments aim at improving the operating performance and quality of the production and at increasing production from 300,000 to 400,000 tons per year.

(iii) In accordance with CVM Instruction 193/96, R$ 33,354 (2000 - R$ 1,216) of financial charges was allocated to the cost of construction in progress being financed by third parties.

11 DIFERIDO / *DEFERRED CHARGES*

		Custo *Cost*	Amortização acumulada *Accumulated amortization*	2001 Líquido *Net*	2000 Líquido *Net*
Controladora / *Parent company*					
Ágio na aquisição de empresas incorporadas: / *Goodwill arising on the merger of*					
• Klamasa Participações S.A. / *• Klamasa Participações S.A. (i), (ii)*	(i)	83.836	2.794	81.042	
• Igaras Papéis e Embalagens S.A. / *• Igaras Papéis e Embalagens S.A. (ii)*	(ii)	186.363	24.000	162.363	
Gastos implantação e pré operac. / *Pre-operating expenses (iii)*	(iii)	82.153	51.485	30.668	22.698
Gastos de reorganização e instalação / *Reorganization costs (iii)*	(iii)	49.945	24.116	25.829	
Outros / *Other*		12.497	8.069	4.428	4.523
		414.794	**110.464**	**304.330**	**27.221**
Consolidado / *Consolidated*					
Klabin Kimberly S.A. / *Klabin Kimberly S.A. (iv)*	(iv)	34.720	11.113	23.607	
Klabin Bacell S.A. / *Klabin Bacell S.A. (v)*	(v)	54.625	23.170	31.455	
Klabin Argentina S.A. / *Klabin Argentina S.A.*		8.361	4.131	4.230	
Outras / *Other*		1.545	478	1.067	2.872
		514.045	**149.356**	**364.689**	**30.093**

(i) Corresponde ao valor líquido resultante do ágio e deságio de R$ 255.332 e R$ 171.497 mencionados nas Notas 9(d) (3) e (5) respectivamente que foi incorporado pela Klabin S.A. em conexão com a incorporação da Indústrias Klabin S.A. descrita na Nota 9(d) (11).

(ii) Os valores de ágio estão fundamentados por expectativa rentabilidade futura e estão sendo amortizados com base nas respectiva projeções de resultados (em até cinco anos)

(iii) Compreende as despesas pré-operacionais das unidades de branqueamento e de cloro-soda da Klabin S.A. e está sendo amortizado em dez anos, e despesas de implantação e pré-operacionais de diversos projetos das divisões industriais e está sendo amortizado de cinco a dez anos.

(iv) Corresponde substancialmente ao ágio por rentabilidade futura pago na aquisição da Lalekla S.A., que está sendo amortizado em cinco anos.

(v) Ágio por rentabilidade futura, que está sendo amortizado no período de dez anos.

(i) This corresponds to the net amount of the goodwill and negative goodwill of R$ 255.332 and R$ 171.497, respectively, mentioned in Notes 9(d), (3) and (5), which was recorded by Klabin S.A. in connection with the merger of Indústrias Klabin S.A., described in Note 9(d) (11).

(ii) The goodwill amounts are based on the expectation of future profitability and are being amortized based on the related projections of profits (in up to five years).

(iii) These are the pre-operating expenses of the bleaching and chlorine and soda units of Klabin S.A., which are being amortized over ten years, as well as the implementation and pre-operating expenses of several projects of the industrial divisions, which are being amortized over five to ten years.

(iv) This goodwill amount is mainly based on future profitability paid on the purchase of Lalekla S.A., which is being amortized over five years.

(v) Goodwill based on future profitability, which is being amortized over ten years.

12 FINANCIAMENTOS / *LOANS*

(a) Posição / *(a) Position*	Juros anuais % *Annual interest - %*	Controladora *Parent company* 2001	2000	Consolidado *Consolidated* 2001	2000
Em moeda nacional / *Local currency*					
• BNDES / *National Bank for Economic and Social Development (BNDES)*	7,0 a 12,8	566.344	62.526	568.619	62.526
• FINAME / *Government Agency for Machinery and Equipment Financing (FINAME)*	7,5 a 12,1	58.859	3.228	65.190	3.228
• Outros / *Other*	1,0 a 11,0	6.510	605	15.730	605
		631.713	**66.359**	**649.539**	**66.359**
Em moeda estrangeira / *Foreign currency*					
• Financiamento de ativo imobilizado / *Loan to finance property, plant and equipment*	2,9 a 12,2	84.269		142.800	
• Financiamentos à exportação / *Export financing*	4,1 a 10,9	1.063.814	96.848	1.063.819	96.848
• Eurobônus / *Eurobonds*	11,0 a 12,7	424.634	99.773	310.703	99.773
• Outros / *Other*	6,0 a 12,9	81.452		218.108	
		1.654.169	**196.621**	**1.735.430**	**196.621**
		2.285.882	**262.980**	**2.384.969**	**262.980**
Contrato de troca de índices - hedge (*) / *Interest rate swap contract -/ hedge (*)*	84,8 do CDI a 107,5 do CDI	23.758		23.758	
		2.309.640	**262.980**	**2.408.727**	**262.980**
Circulante / *Current*		(1.011.128)	(101.802)	(1.126.685)	(101.802)
Longo prazo / *Long-term*		**1.298.512**	**161.178**	**1.282.042**	**161.178**

Em milhares de reais / All amounts in thousands of reais, except when stated in cents

(*) A Klabin S.A. e controladas possuem contratos de troca de ativos "swap" visando, basicamente, reduzir os riscos de exposição ao câmbio. O resultado dessas operações está integralmente apropriado ao resultado do período e corresponde a um ganho de R$ 13.812, acumulados em 31 de dezembro de 2001.

(*) Klabin S.A. and subsidiaries have entered into swap contracts to basically reduce foreign exchange rate risks. The results of these transactions are fully recorded in income for the year and amount to a gain of R$ 13,812 accumulated to December 31, 2001.

	Controladora *Parent company*		Consolidado *Consolidated*	
(b) Vencimentos no longo prazo / *(b) Maturity of long-term loans*	***2001***	***2000***	***2001***	***2000***
2002		99.719		99.719
2003	454.581	11.410	535.895	11.410
2004	513.932	11.209	409.211	11.209
2005	164.961	11.208	167.956	11.208
2006	77.632	11.208	80.045	11.208
2007	62.020	11.208	63.549	11.208
2008 em diante / *onwards*	25.386	5.216	25.386	5.216
	1.298.512	**161.178**	**1.282.042**	**161.178**

(c) Garantias

Os encargos financeiros provisionados estão incluídos nas próprias contas de financiamentos, que estão garantidos por estoques, terrenos, edifícios, benfeitorias, máquinas, equipamentos e instalações, bem como por avais e fianças de terceiros.

(d) Eurobônus

Foram emitidos Eurobônus, como segue:

- 1994 - US$ 60 milhões, com vencimento final em dezembro de 2002 - cláusula de "put" exercida no valor de US$ 1,0 milhão. Ainda em 1994, a Klabin S.A. emitiu outra série de Eurobônus no valor de US$ 50 milhões, com vencimento final em novembro de 2002.
- 1996 - US$ 70 milhões, com vencimento final em agosto de 2004. US$ 47,6 milhões estão em poder de empresa do grupo.

(e) Cláusulas restritivas

Os contratos de financiamentos, em sua maioria, contém cláusulas restritivas quanto a:

- aplicação da totalidade dos recursos para o destino especificado nos contratos;
- limites baseados substancialmente em determinados índices de balanço.

13 DEBÊNTURES

Refere-se a 3ª emissão pública de debêntures, simples, sem garantia, nem preferência, nominativas, escriturais e não conversíveis em ações. No total foram emitidas, em 1o. de novembro de 1999, 15.000 debêntures (resgatadas 3.470 em outubro de 2000) com valor unitário de R$ 10.000,00, com vencimento em 1º de novembro de 2004, totalmente colocadas no mercado.

As debêntures são remuneradas com juros e sobretaxa, repactuadas periodicamente, devidos semestralmente. Para o primeiro período de remuneração, que se encerrou em 1º de novembro de 2000, e para o 2o. período, que se encerrará em 1º de novembro de 2002, foi definida a remuneração correspondente a 103,50% da taxa de juros de depósitos interfinanceiros - DI de um dia - extra grupo. Na repactuação, a Klabin S.A. se obriga a adquirir as debêntures daqueles debenturistas que não concordarem com as condições definidas na repactuação.

Em agosto de 2001, foi realizada operação de "swap" com o objetivo de minimizar parte dos encargos devidos às debêntures.

(c) Guarantees

The accrued financial charges are included in the loan accounts, which are backed by inventories, land, buildings, improvements, machinery, equipment and installations, as well as guarantees and sureties from third parties.

(d) Eurobonds

The company has issued the following Eurobonds:

- *1994 - US$ 60 million, due December 2002 – put clause exercised in the amount of US$ 1.0 million. Klabin S.A. issued a further series of Eurobonds in 1994 of US$ 50 million, due November 2002.*
- *1996 - US$ 70 million, due August 2004. US$ 47.6 million is held by a group company.*

(e) Restrictive clauses

The loan agreements mostly contain restrictive clauses on:

- *use of total proceeds as established by the loan agreements;*
- *limits based mainly on certain balance sheet ratios.*

13 DEBENTURES

The debentures are from the company's 3rd public issue. The debentures are simple, without guarantees, without preferences, nominative and non-convertible into shares. The total number of debentures issued on November 1, 1999 was 15,000 debentures (3,470 redeemed in October 2000), with a unit value of R$ 10,000.00, due November 1, 2004, which were totally placed in the market.

The debentures earn interest plus a surcharge, renegotiated periodically and payable semiannually. The remuneration for the first period ended November 1, 2000, and for the second period, which will end on November 1, 2002, was established as 103.50% of the interest rate for a one-day interbank extra-group deposit (DI). In the renegotiations, Klabin S.A. is committed to buy back the debentures from those debenture holders who do not agree with the conditions of the renegotiation.

O ganho resultante desta operação, no montante de R$ 1.271, em 31 de dezembro de 2001, está registrado como redução da correspondente obrigação, a crédito do resultado do exercício.

14 PATRIMÔNIO LÍQUIDO

(a) Capital

O capital social da Klabin S.A., subscrito e integralizado, dividido em ações, sem valor nominal, é assim distribuído:

	Quantidade de ações	
	2001	**2000**
Ações ordinárias	317.049.392	176.479.755
Ações preferenciais	601.750.949	316.121.949
	918.800.341	**492.601.704**

(b) **Ações em tesouraria**

Em 31 de dezembro de 2001 a companhia mantinha em tesouraria 22.328 ações ordinárias e 895.216 ações preferenciais.

(c) Direito das ações

As ações preferenciais, sem direto a voto, têm prioridade no reembolso, em caso de liquidação da companhia , e recebem dividendos 10% superiores àqueles atribuídos às ações ordinárias.

(d) Reservas

(i) Reserva estatutária

Constituída por parcela variável do lucro líquido ajustado na forma da lei com a finalidade de assegurar recursos para investimentos em bens de ativo permanente e reforço de capital de giro.

(ii) Reserva de reavaliação - Consoante Instrução CVM nº 197/93, a companhia decidiu não aplicar os dispositivos previstos nos artigos 1º e 2º da Instrução CVM nº 189/92 (imposto de renda e contribuição social sobre a reserva de reavaliação). A aplicação desses dispositivos ajustaria a reserva de reavaliação nos seguintes valores:

Reserva de reavaliação em 31 de dezembro de 2001	96.309
Parcela relativa à correção monetária prevista na Lei 8200/91, incluída na reserva de reavaliação	(45.155)
Encargos tributários	(17.392)
	33.762

(e) Dividendos

Em cada exercício são assegurados aos acionistas dividendos não inferiores a 25% do lucro líquido ajustado nos termos da legislação societária.

	2001
Lucro líquido do exercício	78.610
Constituição da reserva legal (5%)	(3.930)
Base de cálculo dos dividendos	**74.680**
Dividendos antecipados	
• Ações ordinárias (R$ 30,64 por lote de mil ações)	9.714
• Ações preferenciais (R$ 33,71 por lote de mil ações)	20.286
	30.000
Percentual dos dividendos propostos em relação à base de cálculo	40,17

In August 2001, a swap transaction was carried out to minimize part of the charges payable on the debentures. The resulting gain from this transaction, of R$ 1,271 at December 31, 2001, was recorded as a reduction of the liability and credited to income for the year.

14 STOCKHOLDERS' EQUITY

(a) Capital

The subscribed and paid-up capital of Klabin S.A. comprises the following shares, with no nominal value:

	Number of shares	
	2001	***2000***
Common shares	*317,049,392*	*176,479,755*
Preferred shares	*601,750,949*	*316,121,949*
	918,800,341	*492,601,704*

(b) Treasury stock

At December 31, 2001, the company held 22,328 common shares and 895,216 preferred shares in treasury.

(c) Share rights

The preferred shares have no voting rights, have priority to the return of capital if the company were to be liquidated and receive dividends 10% above those attributed to the common shares.

(d) Reserves

(i) Statutory reserve

This reserve is recorded through transfers of a variable portion of net income, adjusted in accordance with corporate legislation, for funding investments in permanent assets and increases in working capital.

(ii) Revaluation reserve

In accordance with the provisions of CVM Instruction 197/93, the company decided not to apply the requirement of articles 1 and 2 of CVM Instruction 189/92 (income tax and social contribution on the revaluation reserve). The application of these requirements would adjust the revaluation reserve in the following amounts:

Revaluation reserve at December 31, 2001	*96,309*
Price-level restatement determined by Law 8200/91, included in revaluation reserve	*(45,155)*
Tax effects	*(17,392)*
	33,762

(e) Dividends

Stockholders are entitled to a minimum compulsory dividend of 25% of net income of each year, adjusted in accordance with corporate legislation.

	2001
Net income for the year	*78,610*
Appropriation of legal reserve (5%)	*(3,930)*
Dividend calculation basis	***74,680***
Proposed dividends	
Common shares (R$ 30.64 per thousand shares)	*9,714*
Preferred shares (R$ 33.71 per thousand shares)	*20,286*
	30,000
Percentage of dividends proposed in relation to the calculation basis	*40.17*

Em milhares de reais / All amounts in thousands of reais, except when stated in cents

15 RECEITAS (DESPESAS) FINANCEIRAS / *FINANCIAL INCOME (EXPENSES)*

	Controladora *Parent company*		Consolidado *Consolidated*	
	2001	2000	2001	2000
Receitas financeiras / *Financial income*	6.680	2.718	17.966	3.703
Despesas financeiras / *Financial expenses*	(28.661)	(31.006)	(157.711)	(31.756)
Variações cambiais, líquidas / *Exchange variances, net*	(28.487)	(17.519)	104.997	(17.354)
	(50.468)	**(45.807)**	**(34.748)**	**(45.407)**

16 INSTRUMENTOS FINANCEIROS

(a) Gerenciamento de risco

A Klabin S.A. e controladas participam de operações envolvendo instrumentos financeiros, todos registrados em contas patrimoniais, que se destinam a atender suas necessidades operacionais, bem como a reduzir a exposição a riscos financeiros, principalmente de crédito, de moeda e de taxa de juros. A administração desses riscos é efetuada por meio da definição de estratégias, estabelecimento de sistemas de controle e determinação de limites de posições. Não são realizadas operações envolvendo instrumentos financeiros com finalidade especulativa.

(b) Risco de crédito

Esses riscos são administrados por normas específicas de aceitação de clientes, análise de crédito e estabelecimento de limites de exposição por cliente (nenhum cliente representa, individualmente, mais que 11% das vendas consolidadas totais).

(c) Risco de moeda e operações com derivativos

A Klabin S.A. e controladas realizam operações envolvendo instrumentos financeiros derivativos para proteger o seu passivo ou exposição líquida em dólares norte-americanos dos efeitos de variações cambiais. As operações de hedge sem caixa "swap" substituem a variação cambial passiva pela variação do CDI (Certificado de Depósito Interbancário). Adicionalmente, com a finalidade de reduzir o custo de captação das debêntures mencionadas na Nota 13 para um percentual fixo da variação do CDI, foi realizada operação de "swap" que substitui o rendimento de 103,5 % do CDI para 215% deste rendimento reduzido por percentual fixo de 27,5% para 52 % das debêntures emitidas. Os ganhos ou perdas apurados nestas operações, cujo saldo em aberto em 31 de dezembro de 2001 corresponde a R$ 1.271, estão registrados como acréscimos ou reduções dos correspondentes financiamentos ou passivos por debêntures, tal como mencionado nas Notas 12 e 13.

Adicionalmente, como cerca de 30 % das vendas é realizada em dólares norte-americanos, a administração acredita haver um "hedge" natural de parte do seu passivo em moeda estrangeira a partir de suas operações tradicionais de venda.

Tendo em vista que os contratos de swap acima referidos estão vinculados à variação do CDI, que reflete as variações diárias nas taxas de juros praticadas nas operações envolvendo instituições financeiras, a administração acredita não haver divergências significativas entre os valores de mercado destes contratos e os saldos reconhecidos nas demonstrações financeiras.

(d) Risco de taxa de juros

A Klabin S.A. e controladas adotam políticas conservadoras de captação e aplicação de recursos financeiros. As aplicações financeiras, no montante consolidado de R$ 59.161 (2000 R$ 73.927) em 31 de dezembro, referem-se, principalmente, a certificado de depósitos bancários – CDB, indexados pela variação do CDI e, portanto refletem, substancialmente as condições de mercado no final do exercício.

16 FINANCIAL INSTRUMENTS

(a) Risk management

Klabin S.A. and subsidiaries carry out transactions involving financial instruments, all recorded in asset and liability accounts, to meet their own needs as well as to reduce their exposure to market, currency and interest rate risks. They administer these risks by means of operating strategies, control policies and the determination of position limits. Transactions involving financial instruments with the objective of speculation are not performed.

(b) Credit risk

These risks are managed by specific rules for acceptance of customers, credit analysis and determination of exposure limits by customer (no individual customer represents more than 11% of the total consolidated sales).

(c) Currency risk and transactions involving derivatives

Klabin S.A. and its subsidiaries carry out transactions involving derivative financial instruments to hedge their liabilities or net exposure in U.S. dollars against the effects of foreign exchange variations. The "non-cash" swap transactions replace the foreign exchange variations on liabilities with that of the Interbank Deposit Certificate (CDI). Also, to reduce the cost of funding of the debentures mentioned in Note 13 to a fixed percentage of the CDI variation, a swap transaction was performed replacing the cost of 103.5% of the CDI to 215%, reduced by a fixed percentage of 27.5% for 52% of the debentures issued. Gains or losses on these operations, which amounted to a gain of R$ 1.271 at December 31, 2001, are recorded as additions or reductions of the loans or debentures, as mentioned in Notes 12 and 13.

As approximately 30% of the sales are in U.S. dollars, management believes that these sales represent a natural hedge of part of the liabilities in foreign currency.

Since the swap contracts referred to above are linked to the CDI variation, which reflects the daily changes in interest rates of transactions between financial institutions, management believes that there are no significant differences between the market values of these contracts and the balances in the financial statements.

(d) Interest rate risk

Klabin S.A. and subsidiaries adopt conservative policies for funding and investing financial resources. The short-term investments, in the consolidated total of R$ 59.161 at December 31, 2001 (2000 - R$ 73.927) are mainly Bank Deposit Certificates (CDB) indexed to the CDI variation and, therefore, substantially reflect market values at the end of the year.

17 BENEFÍCIOS A EMPREGADOS E PLANO DE PREVIDÊNCIA PRIVADA (CONSOLIDADO)

A Klabin S.A. e suas controladas concedem a seus empregados benefícios de seguro de vida, assistência médica e plano de aposentadoria. A contabilização desses benefícios obedece o regime de competência e a concessão desses cessa ao término do vínculo empregatício.

O plano de previdência privada da Klabin - Plano Prever, administrado pelo Unibanco AIG Seguros & Previdência, foi instituído em 1986 sob a modalidade de benefício definido. A partir de 1998 houve uma reestruturação que resultou na conversão do plano para a modalidade de contribuição definida.

Em novembro de 2001, foi instituído um novo plano de previdência privada - Plano de Aposentadoria Complementar Klabin - PACK, também administrado pelo Unibanco AIG Seguros & Previdência e estruturado no conceito de PGBL - Plano Gerador de Benefícios Livres. Aos participantes do Plano Prever foi dada a opção de migração para o novo plano.

17 EMPLOYEE BENEFITS AND PRIVATE PENSION PLAN (CONSOLIDATED)

Klabin S.A. and its subsidiaries grant to their employees life insurance, medical assistance and pension plan benefits. These benefits are recorded on the accrual basis of accounting and expire upon termination of the employment relationship.

The Klabin – Plano Prever, a private pension plan administered by Unibanco AIG Seguros & Previdência, was established in 1986 as a defined benefit plan. In 1998, the plan was restructured to a defined contribution plan.

In November 2001, a new private pension plan was established, the Plano de Aposentadoria Complementar Klabin (PACK) also managed by Unibanco AIG Seguros & Previdência, and restructured in the concept of a Free Benefit Generating Plan (PGBL).

The participants of the Plano Prever were given the option to migrate to the new plan.

As contribuições aos planos são as seguintes: / *Contributions to the plans are as follows:*

Plano Prever / *Plano Prever*	**Funcionário / *Employee***	**Empresa / *Company***
Contribuição básica Contribuição do serviço passado / *Basic contribution* *Past service contribution*	3 % do salário limitado a R$ 12.000 Calculada individualmente, tomando como base a reserva necessária para atingir uma expectativa de aposentadoria de 50% do salário, limitado a R$ 6.000 / *3% of salary, limited to R$ 12.000* *Calculated individually, taking as a basis the reserve necessary to pay a pension of 50% of salary, limited to R$ 6.000*	7% do salário limitado a R$ 12.000 Equivalente a 70% da contribuição do serviço passado do participante. / *7% of salary, limited to R$ 12.000 70% of the past service contribution of the participant.*

O valor total das contribuições básicas e do serviço passado realizadas pelo funcionário não poderá ultrapassar o equivalente a 10% do salário.

The total of the basic past service contributions payable by the employee cannot exceed 10% of salary.

Plano Pack / *PACK Plan*	**Funcionário / *Employee***	**Empresa / *Company***
Contribuição básica / *Basic contribution*	Conforme a idade, variando de 1 a 9% do salário de contribuição / *According to age, varying from 1% to 9% of the contribution salary (the basis for calculating the social security contribution)*	Conforme tempo de serviço, percentual sobre a contribuição do participante variando de100 a 200% *According to the length of service, from 100% to 200% of the participant's contribution*

Em ambos os planos não é assumida pela Klabin S.A. ou por suas controladas, qualquer responsabilidade por garantir níveis mínimos de benefícios aos participantes que venham a se aposentar.

Durante o exercício de 2001 a Klabin S.A. e empresas controladas contribuíram com R$ 6.478 aos planos (2000 R$ 3.640), valor contabilizado como despesa no resultado do exercício.

O total de participantes do plano em 31 de dezembro de 2001 é de 654, sendo que destes, 610 são empregados na ativa e 44 são aposentados.

18 PROVISÃO PARA CONTINGÊNCIAS

Com base na análise individual dos processos judiciais e suportadas por opinião de seus consultores jurídicos, a Klabin S.A. e suas controladas constituíram provisões, incluídas no saldo de depósitos judiciais e demais contas a pagar, a longo prazo, para eventuais perdas consideradas prováveis, conforme abaixo demonstrado:

Klabin S.A. and subsidiaries do not guarantee minimum benefit levels to the participants that will retire under either plan.

During 2001, Klabin S.A. and its subsidiaries contributed R$ 6,478 to the plans (2000 - R$ 3,640), recorded as an expense for the year.

At December 31, 2001, the total number of participants in the plans is 654, of which 610 are active and 44 are retired employees.

18 PROVISION FOR CONTINGENCIES

Based on an individual analysis of the legal cases and supported by the opinion of their legal advisors, Klabin S.A. and its subsidiaries recorded long-term provisions for possible losses, as follows:

Em milhares de reais / All amounts in thousands of reais, except when stated in cents

Natureza da contingência / *Nature of the contingency*	Controladora / *Parent company* 2001	2000	Consolidado / *Consolidated* 2001	2000
Tributária / *Tax*	142.266	6.444	148.064	6.647
Trabalhista / *Labor*	13.928	203	16.431	203
Cíveis / *Civil*	2.636	1.538	2.636	1.538
Outras / *Other*	306		306	
	159.136	**8.185**	**167.437**	**8.388**

Desses montantes, os seguintes valores encontram-se suportados por depósitos judiciais registrados no ativo realizável a longo prazo:

Judicial deposits, recorded in long-term receivables, have been made to cover amounts of the above contingencies, as follows:

	Controladora / *Parent company* 2001	2000	Consolidado / *Consolidated* 2001	2000
Depósitos judiciais	75.602	4.735	78.365	4.752

Adicionalmente a tais processos, a Klabin S.A. e suas controladas estão envolvidas em contingências passivas de natureza tributária, fiscal, cível e trabalhista que envolvem possíveis riscos contingentes, não provisionados, num montante aproximado de R$ 55.625 (2000 - R$ 30.277). Com base na análise individual dos correspondentes processos judiciais e suportada por opinião de seus consultores jurídicos, a administração entende que eventuais perdas decorrentes de desfecho desfavorável destes processos, julgadas possíveis, não teriam efeitos relevantes sobre as demonstrações financeiras.

19 COBERTURA DE SEGUROS

Face à natureza de suas atividades, à distribuição das florestas em diversas áreas distintas e às medidas preventivas adotadas contra incêndio e outros riscos, as empresas adotam a política de não contratar cobertura de seguros para florestas, contratando, entretanto, para estoques e bens do ativo imobilizado sujeitos a riscos, por montantes considerados suficientes para fazer face a eventuais perdas considerando o conceito de perda máxima possível, que corresponde ao valor máximo possível de destruição em um mesmo evento.
Em 31 de dezembro de 2001, a Klabin S.A. e controladas possuem seguros contra incêndio de seus estoques, bens do imobilizado e riscos operacionais no valor corrigido de R$ 1.162.181.

20 EVENTO SUBSEQÜENTE - Argentina

Desde 1991, a Argentina vinha operando com um sistema de câmbio fixo entre a moeda local (peso) e o dólar norte-americano à taxa de US$ 1= $ 1. Em 21 de dezembro de 2001, o governo, frente à situação de crise existente no ambiente político, econômico e financeiro desse país, declarou feriado bancário, incluindo o mercado de câmbio, que somente retornou a operar em 11 de janeiro de 2002. No início de janeiro de 2002, várias medidas foram determinadas pelo governo argentino com o objetivo de reestabelecer a estabilidade econômico-financeira do país, incluindo: desvalorização da moeda local; criação dos mercados de câmbio fixo e livre; transformação em pesos ("pesificação") de saldos e transações relativas a operações internas transacionadas anteriormente em dólares norte-americanos; introdução de exigência de autorização, por parte do Banco Central Argentino, para operações de remissão de dividendos, pagamento de royalties, serviços de dívidas em moeda estrangeira; limitação de operações de saque de saldos depositados em bancos; reescalonamento de prazos de aplicações financeiras, etc

In addition to these legal cases, Klabin S.A. and its subsidiaries are involved in tax, fiscal, civil and labor contingent liabilities amounting to approximately R$ 55,625 (2000 - R$ 30,277), for which no provision has been recorded. Based on an individual analysis of the cases and supported by the opinion of the legal advisors, management believes that possible losses arising from unfavorable decisions would not have a material effect on the financial statements.

19 INSURANCE COVERAGE

In view of the nature of the activities, the fact that the forests are situated in various different locations, and considering the preventive measures taken against fire and other risks, the group companies do not maintain coverage for forests. They do, however, maintain coverage for inventories and property, plant and equipment subject to risk and in amounts considered sufficient to cover the maximum possible loss which could arise from destruction from one event.
At December 31, 2001, the companies had fire insurance coverage for inventories and property, plant and equipment and for operating risks in the restated amount of R$ 1,162,181.

20 SUBSEQUENT EVENT - ARGENTINA

Since 1991, Argentina had a fixed foreign exchange parity between the local currency (peso) and the U.S. dollar, at the rate of US$ 1= $ 1. On December 21, 2001, the Argentine government, faced with a crisis situation in the political, economic and financial environment, decreed a bank holiday, which included the foreign exchange market, that only recommenced activities on January 11, 2002. At the beginning of 2002, the Argentine government introduced various measures to restore economic and financial stability of the country, including: devaluation of the local currency; establishment of fixed and free foreign exchange markets; conversion into pesos of balances and transactions in domestic transactions previously negotiated in U.S. dollars; introduction of a requirement for an authorization, by the Central Bank of Argentina, for remittance of dividends, payment of royalties and of interest on foreign currency loans; limitation of withdrawals of balances deposited in banks; rescheduling of financial investment terms, etc.

A preparação e conversão das demonstrações financeiras das controladas KCK Tissue S.A. e Klabin Argentina S.A., incluídas nas demonstrações financeiras consolidadas conforme descrito na Nota 4, foi realizada com base na cotação do dólar livre do dia 11 de janeiro de 2002 (de $1,60 por dólar). As perdas decorrentes da utilização desta cotação no montante total de R$ 61.099, foram integralmente refletidas no resultado da Klabin S.A. em 31 de dezembro de 2001.

Nas atuais circunstâncias, não é praticável determinar com segurança as implicações resultantes das medidas econômicas adotadas pelo governo e seus potenciais efeitos sobre os investimentos e/ou sobre as contas a receber mantidas pelas empresas Klabin naquele país em 31 de dezembro de 2001, que totalizam R$ 10.525 e R$ 66.501, (líquidos de provisão para contas de liquidação duvidosa de R$ 5.847) respectivamente, bem como sobre os financiamentos denominados em moeda estrangeira contratados naquele país, totalizando R$ 55.357 naquela data.

Entretanto, à luz das informações disponíveis no momento da elaboração dessas demonstrações financeiras, a administração entende não haver expectativa de perdas adicionais que devessem estar refletidos.

The preparation and translation of the financial statements of the subsidiaries KCK Tissue S.A. and Klabin Argentina S.A., included in the consolidated financial statements as described in Note 4, were carried out based on the free market quotation of the U.S. dollar on January 11, 2002 ($ 1.60 per U.S. dollar). The R$ 61,099 of losses arising from the use of this quotation were fully included in the results of operations of Klabin S.A. for the year ended December 31, 2001.

In the current circumstances, it is impracticable to determine the possible effects resulting from the economic measures adopted by the Government on the investments in and/or on accounts receivable of the Klabin companies in Argentina at December 31, 2001, which totaled R$ 10,525 and R$ 66,501 (net of an allowance for doubtful accounts of R$ 5,847), respectively, as well as on loans denominated in foreign currency in that country, totaling R$ 55,357.

However, based on the information available at the time of preparation of these financial statements, management believes that no additional losses are expected to occur which should have been reflected.

28 de fevereiro de 2002
Aos Administradores e Acionistas
Klabin S.A.

1 Examinamos as demonstrações financeiras da Klabin S.A. (anteriormente denominada Klabin Riocell S.A.) e as demonstrações financeiras consolidadas da Klabin S.A. e controladas em 31 de dezembro de 2001 e de 2000, elaboradas sob a responsabilidade da administração da companhia. Nossa responsabilidade é a de emitir parecer sobre essas demonstrações financeiras. O exame das demonstrações financeiras da Igaras Papéis e Embalagens S.A., que serviram de base para a determinação do valor patrimonial do investimento adquirido e incorporado pela Klabin S.A., conforme descrito na Nota 9 às demonstrações financeiras, foi conduzido sob a responsabilidade de outros auditores independentes. Nosso parecer, no que se refere ao correspondente valor do patrimônio líquido incorporado, no montante de R$ 154.235 mil, está baseado exclusivamente no relatório desses outros auditores.

2 Nossos exames foram conduzidos de acordo com as normas de auditoria aplicáveis no Brasil que requerem que os exames sejam realizados com o objetivo de comprovar a adequada apresentação das demonstrações financeiras em todos os seus aspectos relevantes. Portanto, nossos exames compreenderam, entre outros procedimentos: (a) o planejamento dos trabalhos, considerando a relevância dos saldos, o volume de transações e os sistemas contábil e de controles internos das companhias, (b) a constatação, com base em testes, das evidências e dos registros que suportam os valores e as informações contábeis divulgados e (c) a avaliação das práticas e estimativas contábeis mais representativas adotadas pela administração da companhia, bem como da apresentação das demonstrações financeiras tomadas em conjunto.

3 Com base em nossos exames e no parecer de responsabilidade de outros auditores independentes, conforme mencionado no primeiro parágrafo, somos de parecer que as referidas demonstrações financeiras apresentam adequadamente, em todos os aspectos relevantes, a posição patrimonial e financeira da Klabin S.A. e da Klabin S.A. e controladas em 31 de dezembro de 2001 e de 2000 e o resultado das operações, as mutações do patrimônio líquido e as origens e aplicações de recursos da Klabin S.A. dos exercícios findos nessas datas, bem como o resultado consolidado das operações e as origens e aplicações de recursos consolidadas da Klabin S.A. e controladas desses exercícios, de acordo com os princípios contábeis previstos na legislação societária brasileira.

4 Durante o exercício de 2001, como parte do processo de reestruturação societária das empresas Klabin, foi realizada uma série de incorporações de empresas que alteraram significativamente a situação patrimonial e financeira da Klabin S.A., prejudicando a comparabilidade entre as demonstrações financeiras dos exercícios findos em 31 de dezembro de 2001 e de 2000. Os esclarecimentos e informações para melhor entendimento desse processo, e suas implicações sobre as demonstrações financeiras consolidadas das empresas Klabin, estão descritos nas Notas 1, 2 e 9 às demonstrações financeiras.

February 28, 2002
To the Board of Directors and Stockholders
Klabin S.A.

1 We have audited the accompanying financial statements of Klabin S.A. (formerly Klabin Riocell S.A.) and the consolidated financial statements of Klabin S.A. and its subsidiaries as of December 31, 2001 and 2000. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements. The financial statements of the subsidiary Igaras Papéis e Embalagens S.A., which were used to determine the net asset value of the investment acquired and merged into Klabin S.A., as described in Note 9 to the financial statements, were audited by other independent accountants. Our opinion, insofar as it relates to the amount of the merged net assets, totalling R$ 154,235 thousand, is based solely on the report of the other independent accountants.

2 We conducted our audits in accordance with approved Brazilian auditing standards which require that we perform the audits to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audits taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the companies; (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements and (c) assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

3 In our opinion, based on our audits and on the report of other independent accountants, as mentioned in the first paragraph, the abovementioned financial statements audited by us fairly present, in all material respects, the financial position of Klabin S.A. and of Klabin S.A. and its subsidiaries at December 31, 2001 and 2000, and the results of operations, the changes in stockholders' equity and the changes in the financial position of Klabin S.A., as well as the consolidated results of operations and changes in the financial position of Klabin S.A. and its subsidiaries for the years then ended, in conformity with accounting principles determined by Brazilian corporate legislation.

4 During 2001, as part of the corporate restructuring of the Klabin group companies, various mergers were carried out which significantly altered the financial position of Klabin S.A. and affected the comparability between the financial statements for the years ended December 31, 2001 and 2000. The explanations and information for an understanding of this process and their implications on the consolidated financial statements of the Klabin group companies are described in Notes 1, 2 and 9 to the financial statements.

5 A Klabin S.A. e controladas possui investimentos em empresas localizadas na Argentina e contas a receber naquele país, cujos saldos consolidados em 31 de dezembro de 2001 totalizam R$ 10.525 mil e R$ 66.501 mil, respectivamente, bem como financiamentos denominados em moeda estrangeira naquele país, totalizando R$ 55.357 mil. Conforme mencionado na Nota 20 às demonstrações financeiras, é impraticável, nas atuais circunstâncias, determinar o eventual efeito sobre os negócios da companhia, ou sobre a realização dos correspondentes ativos e liquidação dos respectivos financiamentos, resultante das recentes medidas econômicas adotadas pelo governo daquele país.

PRICEWATERHOUSECOOPERS

Auditores Independentes
CRC 2SP000160/O-5

Paulo Cesar Estevão Netto
Sócio
Contador CRC 1RJ026365/T-6 "T" SP 002331

5 Klabin S.A. and its subsidiaries have investments in companies located in Argentina and accounts receivable from customers in that country, whose consolidated balances at December 31, 2001 totaled R$ 10,525 thousand and R$ 66,501 thousand, respectively, as well as loans denominated in foreign currency in that country, totaling R$ 55,357 thousand. As mentioned in Note 20 to the financial statements, it is impracticable in the current circumstances to determine the possible effects on the company's business, on the realization of its assets or on the payment of its loans, resulting from the recent economic measures adopted by the Government of Argentina.

PRICEWATERHOUSECOOPERS

Independent Auditors
CRC 2SP000160/O-5

Paulo Cesar Estevão Netto
Partner
Accountant CRC 1RJ026365/T-6 "T" SP 002331

Os membros do Conselho Fiscal de **KLABIN S.A.**, cumprindo atribuições legais e estatutárias, examinaram as Demonstrações Financeiras da Companhia, elaboradas de acordo com a legislação vigente, relativas ao exercício social findo em 31 de Dezembro de 2001, compostas de Balanço Patrimonial, Demonstração do Resultado do Exercício, Demonstração das Mutações do Patrimônio Líquido e Demonstração das Origens e Aplicações de Recursos, acompanhadas das respectivas Notas Explicativas, devidamente auditadas pela PricewaterhouseCoopers Auditores Independentes, e o pertinente Relatório da Administração; examinaram, também, as respectivas Demonstrações Financeiras Consolidadas, compreendendo a companhia e as empresas controladas. . Opinam no sentido de que referidos documentos traduzem com propriedade a posição patrimonial e financeira da empresa e de que os mesmos estão em condições de merecer aprovação dos acionistas da sociedade, em Assembléia Geral Ordinária. Manifestam-se, também, favoravelmente quanto à proposta da Administração relativa à destinação de lucros e distribuição de dividendos da Controladora, conforme consta das referidas Demonstrações Financeiras.

São Paulo, 05 de março de 2002.

Antonio Marcos Vieira Santos
Cármine Grande
João Alfredo Dias Lins
Marco Antonio Horta Pereira
Wolfgang Eberhard Rohrbach

*The members of the Fiscal Council of **KLABIN S.A.**, carrying out their duties as laid down by the law and the Company's Articles of Association, have examined the Financial Statements of the Company prepared in accordance with the current legislation, relative to the financial year ending December 31 2001, comprising the Balance Sheet, Income Statement for the financial year, Statement of Changes in Shareholders' Equity and Statement of Origins and Uses of Funds accompanied by the respective Explanatory Notes duly audited by PricewaterhouseCoopers Auditors Independentes and the appropriate Management Report. Also examined were the respective Consolidated Financial Statements of the Company and the subsidiaries under its control. The council is of the opinion that the documents examined give a true and fair view of the affairs and financial position of the Company and merit the approval of the shareholders at their Annual General Meeting. The council also opines favorably as to Management's proposal with respect to the distribution of the dividends by the Controlling Company in accordance with the Financial Statements*

São Paulo March 05, 2002

Antonio Marcos Vieira Santos
Cármine Grande
João Alfredo Dias Lins
Marco Antonio Horta Pereira
Wolfgang Eberhard Rohrbach

CONSELHO DE ADMINISTRAÇÃO / *BOARD OF DIRECTORS*

Presidente / *Chairman*
Israel Klabin

Conselheiros / *Members*
Alfredo Lobl
Armando Klabin
Daniel Miguel Klabin
Graziela Lafer Galvão
Israel Klabin
Lilia Klabin Levine
Miguel Lafer
Olavo Egydio Monteiro de Carvalho
Pedro Franco Piva
Roberto Luiz Leme Klabin
Sérgio Alberto Monteiro de Carvalho
Vera Lafer

DIRETORIA / *EXECUTIVE COMMITTEE*

Josmar Verillo	Diretor Geral/*CEO*
Miguel Sampol Pou	Diretor de Operações/*COO*
Ronald Seckelmann	Diretor Financeiro e de Relações com Investidores/*CFO and Investor Relations Officer*
Reinoldo Poernbacher	Diretor de Recursos Estratégicos/*Strategic Resources Director*
Antonio Sergio Alfano	Diretor de Controle e Desenvolvimento/*Director of Development and Control*
Carlos Alberto Ennes Cariello	Diretor de Recursos Humanos/*Human Resources Director*
Roberto Gimenes Sanches	Diretor Gerente de Participações/*Managing Director*

Angel Alvarez Núñez
Contabilidade / *Accounting Department* - TC - CRC-1SP 157.878/O-3

Créditos / *Credits*

Coordenação Geral
General Coordination

Gerências de Comunicação e Relações com os Investidores / *Corporate Communication Department*

Coordenação de Projeto e Conteúdo
Project Coordination and Content

Thomson Financial Investor Relations Brasil

Projeto Gráfico / *Graphic Design*

CORP10

Fotolito / *Photolitho*

Ponto&Meio

Impressão / *Printing*

Gráficos BURTI

Free translation

FEDERAL REPUBLIC SERVICE
CVM - SECURITIES EXCHANGE COMMISSION
IAN - ANNUAL INFORMATION REPORT - **12/31/2001**

REGISTRATION WITH CVM DOES NOT IMPLY ANY APPRECIATION OF THE COMPANY THOSE ADMINISTRATORS ARE LIABLE FOR THE TRUTHFULNESS OF THE SUPPLIED INFORMATION (ART. 20, CVM INSTRUCTION N° 202)

01.01 IDENTIFICATION

1 -	**CVM CODE:**	01265-3
2 -	**COMPANY NAME:**	**KLABIN S.A.**
3 -	**CNPJ/MF:**	89.637.490/0001-45
4 -	**TRADE NAME:**	KLABIN
5 -	**PREVIOUS COMPANY NAME:**	Klabin Riocell S.A.
6 -	**NIRE:**	35300188349

01.02 HEADQUARTERS

1 -	**ADDRESS:**	Rua Formosa 367 - 12th floor
2 -	**DISTRICT:**	Centro
3 -	**ZIP CODE:**	01075-900
4 -	**CITY:**	São Paulo
5 -	**STATE:**	São Paulo
6 -	**AREA CODE:**	11
7 -	**TELEPHONE:**	3225 4000
8 -	**FAX:**	

01.03 DEPARTMENT OF SHAREHOLDERS

1 -	**NAME:**	Banco Itaú S.A.
2 -	**POSITION:**	Stock and Debentures Services Supervision
3 -	**ADDRESS:**	Rua Boa Vista, 176 – 4° andar
4 -	**DISTRICT:**	Centro
5 -	**ZIP CODE:**	01014-001
6 -	**CITY:**	São Paulo
7 -	**STATE:**	São Paulo
8 -	**AREA CODE:**	11
9 -	**TELEPHONE:**	3188-5914
10-	**FAX:**	3247-5730
11-	**E-MAIL:**	marilu.miranda@itau.com.br

OTHER LOCATIONS OF ATTENDANCE

1. Rio de Janeiro (RJ)
2. Belo Horizonte (MG)
3. Porto Alegre (RS)

02 JUL -2 AM 11:30

01.04 DIRECTOR OF INVESTOR RELATIONS (COMPANY MAILING ADDRESS)

1 -	**NAME:**	Ronald Seckelmann
2 -	**ADDRESS:**	Rua Formosa 367 - 12th floor
3 -	**DISTRICT:**	Centro
4 -	**ZIP CODE:**	01075-900
5 -	**CITY:**	São Paulo
6 -	**STATE:**	São Paulo
7 -	**AREA CODE:**	11
8 -	**TELEPHONE:**	3225 4027
9 -	**FAX:**	3225 4241
10-	**E-MAIL:**	rseckelmann@klabin.com.br

01.05 REFERENCE / AUDITOR

1 - LAST FISCAL YEAR (BEGINNING/END): 01/01/2001 – 12/31/2001
2 - CURRENT FISCAL YEAR (BEGINNING/END): 01/01/2002 – 12/31/2002
3- NAME/COMPANY NAME: PriceWaterhouseCoopers
4- CVM CODE: 00287-9
5- NAME OF THE TECHNICAL RESPONSIBLE: Paulo Cesar Estevão Netto
6 - CPF OF TECH. RESPONSIBLE: 018.950.957-00

01.06 CHARACTERISTICS OF THE COMPANY

1 -	STOCK EXCHANGE WHERE COMPANY IS REGISTERED:	BVSP (São Paulo Stock Exchange) BVRJ (Rio de Janeiro Stock Exchange)
2 -	NEGOTIATION MARKET:	Stock Exchange
3 -	SITUATION :	Operational
4 -	ACTIVITY CODE:	11610100 – Pulp and Paper manufacture company
5 -	MAIN ACTIVITY:	Pulp, paper, packaging, foresting and deforesting

01.07 STOCK CONTROL

1 -	NATURE:	Domestic holding
2 -	SECURITIES ISSUED BY COMPANY	Shares

01.08 PUBLICATION OF INFORMATION DOCUMENTS

1 -	NOTICE TO SHAREHOLDERS RE. AVAILABILITY OF FINANCIAL STATEMENTS:	
2 -	MINUTES OF ANNUAL SHAREHOLDERS MEETING WHICH APPROVED THE FINANCIAL STATEMENTS	04/24/2002
3 -	NOTICE OF CALL TO ANNUAL SHAREHOLDERS MEETING FOR APPROVAL OF FINANCIAL STATEMENTS	03/27/2002
4 -	PUBLICATION OF FINANCIAL STATEMENTS	03/07/2002

01.09 NEWSPAPER IN WHICH THE COMPANY PUBLISHES INFORMATION

1 - NAME: Gazeta Mercantil (São Paulo)

01.10 DIRECTOR OF INVESTOR RELATIONS

1 - DATE: 29/05/2002
2 - SIGNATURE: Ronald Seckelmann

02.01 COMPOSITION OF BOARD OF DIRECTORS AND BOARD OS OFFICERS

	NAME	ELECTION DATE	TERM OF OFFICE	CODE	POSITION
1.	Alfredo Lobl	04/12/2002	April'2003	2	Board of Directors - Effective
2.	Armando Klabin	04/12/2002	April'2003	2	Board of Directors - Effective
3.	Daniel Miguel Klabin	04/12/2002	April'2003	2	Board of Directors - Effective
4.	Graziela Lafer Galvão	04/12/2002	April'2003	2	Board of Directors - Effective
5.	Israel Klabin	04/12/2002	April'2003	2	Board of Directors - Effective
6.	Lilia Klabin Levine	04/12/2002	April'2003	2	Board of Directors - Effective
7.	Miguel Lafer	04/12/2002	April'2003	2	Board of Directors - Effective
8.	Pedro Franco Piva	04/12/2002	April'2003	2	Board of Directors - President
9.	Roberto Luiz Leme Klabin	04/12/2002	April'2003	2	Board of Directors - Effective
10.	Vera Lafer	04/12/2002	April'2003	2	Board of Directors - Effective
11.	Olavo Egydio M.de Carvalho	04/12/2002	April'2003	2	Board of Directors - Effective
12.	Sergio Alberto Monteiro de Carvalho	04/12/2002	April'2003	2	Board of Directors - Effective
13.	Leonardo Klabin	04/12/2002	April'2003	2	Board of Directors - Alternate
14.	Wolff Klabin	04/12/2002	April'2003	2	Board of Directors - Alternate
15.	Amanda Klabin	04/12/2002	April'2003	2	Board of Directors - Alternate
16.	Paulo Sergio Coutinho Galvão Filho	04/12/2002	April'2003	2	Board of Directors - Alternate
17.	Alberto Klabin	04/12/2002	April'2003	2	Board of Directors - Alternate
18.	Roberto Klabin Martins Xavier	04/12/2002	April'2003	2	Board of Directors - Alternate
19.	Mildred Lafer	04/12/2002	April'2003	2	Board of Directors - Alternate
20.	Horácio Lafer Piva	04/12/2002	April'2003	2	Board of Directors - Alternate
21.	Edgar Gleich	04/12/2002	April'2003	2	Board of Directors - Alternate
22.	Francisco Lafer Pati	04/12/2002	April'2003	2	Board of Directors - Alternate
23.	Rui Manuel de M. D. Patricio	04/12/2002	April'2003	2	Board of Directors - Alternate
24.	Jeffrey Copeland Brantly	04/12/2002	April'2003	2	Board of Directors - Alternate
25.	Miguel Sampol Pou	04/12/2002	April'2003	1	CEO and Operating Director
26.	Ronald Seckelmann	04/12/2002	April'2003	1	CFO and Investor Relations
27.	Reinoldo Poernbacher	04/12/2002	April'2003	1	Strategic Resources Officer
28.	Antonio Sergio Alfano	04/12/2002	April'2003	1	Dir. of Development and Control
29.	Carlos Alberto Ennes Cariello	04/12/2002	April'2003	1	Human Resources Officer
30.	Roberto Gimenes Sanches	04/12/2002	April'2003	1	Managing Dir. of Participation's
31.	Wilberto Luiz Lima Junior	04/25/2002	April'2003	1	Corporate Affairs Director

CODE:
(1) Member of Board of Officers only
(2) Member of Board of Directors only
(3) Member of Board of Officers and Board of Directors

02.02 PROFESSIONAL EXPERIENCE AND ACADEMIC BACKGROUND OF EACH OF THE DIRECTORS AND COUNCILLOR

ALFREDO LOBL, 75, Member of the Board of Directors of Klabin S.A., successor by merger of IKPC-Indústrias Klabin de Papel e Celulose S.A. and Indústrias Klabin S.A.. CEO of IKPC-Indústrias Klabin de Papel e Celulose S.A. (1979-1998) e Indústrias Klabin S.A. (1992-1998); Managing Director of Indústrias Klabin do Paraná de Celulose S.A. (1973-1979); Managing Director of Papel e Celulose Catarinense S.A. (later Celucat S.A.) - 1965-1973; Projects and Developments in Brasil and Abroad for the Klabin Group (1960-1964); Development Manager of Indústrias Klabin do Paraná de Celulose S.A. (1952-1960).

ARMANDO KLABIN, 70, Mechanical Engineering Graduate of the National School of Engineering of the University of Brazil. Post Graduate by IMEDE - Program of Executive Development - PED2 (1972), Lausanne, Swiss. President of Dawojobe Participações S.A., a managing partner of Klabin Irmãos & Cia., the holding company of the Klabin group; Member of the Board of Directors of Klabin S.A., successor by merger of IKPC-Indústrias Klabin de Papel e Celulose S.A. and Indústrias Klabin S.A., and other controlled//associated companies; Chairman of Companhia Sisal do Brasil-COSIBRA; Chairman of Ibitiguaia Agropecuária Ltda. (Paraíso Farm and Estância Miranda); Founder of AQÜINOR – Aqüicultura do Nordeste Ltda.

DANIEL MIGUEL KLABIN, 72, Engineering Graduate of the National School of Engineering of the University of Brazil. President of Damaro Agropecuária S.A.; President of Daro Participações S.A., the holding company of the Klabin group; Director of Nova Miranda Agropecuária S.A.; Director of Brazilian Chapter of CEAL (Advice of Entrepreneurs of Latin America) (since 1990); Member of the Permanent Managerial Committee of the Ministry of the External Relationships; 1st President and actual Vice-President of the Conselho Curador of CEBRI - Brazilian Center of International Relations; Member of the Board of Directors of Klabin S.A., successor by merger of IKPC-Indústrias Klabin de Papel e Celulose S.A. and Indústrias Klabin S.A., and other controlled/associated companies.

GRAZIELA LAFER GALVÃO, 63. Director and shareholder of GL S.A. Participações, a managing partner of Klabin Irmãos & Cia., the holding company of the Klabin group, and Gepel Rural S.A., a managing partner of GL Agropecuária Ltda.; Member of the Board of Directors of Klabin S.A., successor by merger of IKPC-Indústrias Klabin de Papel e Celulose S.A. and Indústrias Klabin S.A., and other controlled/associated companies.

ISRAEL KLABIN, 75, Civil Engineering and Mathematics Graduate of the University of Brazil (presently Federal University of Rio de Janeiro) and "Institut de Sciences Politiques". Director of Glimdas Participações S.A., a managing partner of Klabin Irmãos & Cia, the holding company of the Klabin group; Director of Mekla Participações S.A.; Chairman of the Brazilian Foundation for Sustainable Development (Fundação Brasileira para o Desenvolvimento Sustentável). Member of the Board of Directors of Klabin S.A., successor by merger of IKPC-Indústrias Klabin de Papel e Celulose S.A. and Indústrias Klabin S.A., and other controlled/associated companies.

LILIA KLABIN LEVINE, 62, Law Graduate of Mackenzie University, São Paulo. São Paulo School of Politics and Sociology Course. Business Administration Extension Course - Fundação Getúlio Vargas, São Paulo. President of LKL Participações S.A., a managing partner of Klabin Irmãos & Cia., Director of Mekla Delta Participações Ltda., Member of the Board of Directors of Klabin S.A., succesor by merger of IKPC-Indústrias Klabin de Papel e Celulose S.A. and Indústrias Klabin S.A., and other controlled/associated companies.

MIGUEL LAFER, 63, Member of the Board of Directors of Klabin S.A., successor by merger of IKPC-Indústrias Klabin de Papel e Celulose S.A. and Indústrias Klabin S.A., and other controlled/associated companies; Director and shareholder of Miguel Lafer Participações S.A., a managing partner of Klabin Irmãos & Cia., the holding company of the Klabin group; Director and shareholder of Jacob Klabin Lafer Administração e Participações S.A., LPG Administração S.A., Haras Sete Cravos S.A. and VEMI Rural S.A.; Director and quotaholder of Mekla Beta Participações Ltda., Novo Horizonte Agropecuária Ltda., Sete Cravos Participações Ltda., KL Participações Ltda. and KASSA-SP Participações Ltda.

PEDRO FRANCO PIVA, 68, Law Graduate of the University of São Paulo, Diploma awardee of "Escola Superior de Guerra". Senator of Republic (1995-2002). Member of the Board of Directors of Klabin S.A., successor by merger of IKPC-Indústrias Klabin de Papel e Celulose S.A. and Indústrias Klabin S.A., and other controlled/associated companies; Chairman of the Board of Directors for the 2002 fiscal year; President of PRESH S.A., a managing partner of Klabin Irmãos &Cia., the holding company of the Klabin group; MeklaOmega Participações S.A., Kla Omega Participações S.A., Kla Omega Agropecuária S.A., Board of Directors of Brazilian Sculpture Museum (MUBE), Paulista Commission for 500 Year of Brazil; Member of the Board of Directors of: Modern Arts Museum (MAM), Arts Museum of São Paulo (MASP), Institute of Advanced Studies for Industrial Development (IEDI), Member of the Latin America Businessmen Council (CEAL).

ROBERTO LUIZ LEME KLABIN, 46, Law Graduate of the University of São Paulo, Managing partner of KL & KL Participações S/C Ltda., Ibisco Participações Ltda., Grevilha Agropecuária Ltda., RK Hotéis e Turismo Ltda. and Caiman Agropecuária Ltda. Member of the Board of Directors of Klabin S.A., successor by merger of IKPC-Indústrias Klabin de Papel e Celulose S.A. and Indústrias Klabin S.A. Member of the Board of Directors of Dixie-Toga S.A., Funbio – Fundação Brasileira para a Biodiversidade, Conservation International do Brasil, Director Vice President of DT Participações S.A. and Chairman of Fundação SOS Mata Atlântica.

VERA LAFER, 65, Director and shareholder of VFV Participações S.A. and Jacob Klabin Lafer Participações S.A., managing partners of Klabin Irmãos & Cia., the holding company of the Klabin group; Director and quotaholder of Mekla Beta Participações Ltda., VL Participações Ltda., Novo Horizonte Agropecuária Ltda., VEMI Participações Ltda., Kla Gama Agropecuária Ltda. and Lavesube Comércio e Representações Ltda.; Member of the Board of Directors of Klabin S.A., successor by merger of IKPC-Indústrias Klabin de Papel e Celulose S.A. and Indústrias Klabin S.A., and other controlled/associated companies.

OLAVO EGYDIO MONTEIRO DE CARVALHO, 60, Mechanical Engineering Technical Course at Technische Hochschule, in Munich, Germany, and trainee courses at Volkswagen, in Wolfsburg, Germany and at J. Henry Schroder Bank, in London and New York. Chairman of the Board of Directors of Monteiro Aranha S.A.; President of Monteiro Aranha International Limited. Member of the Board of Directors of Klabin S.A., successor by merger of IKPC-Indústrias Klabin de Papel e Celulose S.A. and Indústrias Klabin S.A., and other controlled/associated companies.

SERGIO ALBERTO MONTEIRO DE CARVALHO, 58, Mechanical Engineering at Technische Hochschule, in Munich, Germany . Graduated in Escola Superior de Guerra (1982). Counsil Administrator and Chairman of Monteiro Aranha S.A.; 1st Vice President of Council of Administration e Director President of Monteiro Aranha Participações S.A.; Director of Sociedade Técnica Monteiro Aranha Ltda. and MASA Participações Metalúrgicas Ltda. Director of MASA Participações Petroquímicas Ltda. Vice President of Monteiro Aranha International Limited. Director of Timbutuva Empreendimentos Ltda., Managing Director of Airquip Exportadora e Importadora Ltda. Member of the Board of Directors of IAPISA Agropecuária Industrial S.A.. Partner and quotaholder of Narval Marine Serviços de Transportes Ltda. Member of the Board of Directors of Klabin S.A., successor by merger of IKPC-Indústrias Klabin de Papel e Celulose S.A. and Indústrias Klabin S.A.

LEONARDO KLABIN, 48, Graduate in Economics of the Federal University of Rio de Janeiro. Managing partner of Mec-Prec Mecânica de Precisão Ltda.; Alternate Member of the Board of Directors s of IKPC-Indústrias Klabin de Papel e Celulose S.A., successor by merger of IKPC-Indústrias Klabin de Papel e Celulose S.A. and Indústrias Klabin S.A.

WOLFF KLABIN, 28, Graduate in Polities Sciences (cum laude) of Harvard University, USA. Trainee of Banco Garantia S.A.; Goldman Sachs & Co.; financial analyst in fusion and acquisition areas and control of risk in J.P. Morgan. Founder partner of MK Capital Ltda., a company to develop new businesses. Alternate Member of the Board of Directors of Klabin S.A., successor by merger of IKPC-Indústrias Klabin de Papel e Celulose S.A. Indústrias Klabin S.A., and other controlled/associated companies.

AMANDA KLABIN, 23, Student of Business Administration – IBMEC-Instituto Brasileiro de Mercado de Capitais – graduation prevision in July/2003. Alternate Member of the Board of Directors of Klabin S.A., successor by merger of IKPC-Indústrias Klabin de Papel e Celulose S.A. and Indústrias Klabin S.A.

PAULO SERGIO COUTINHO GALVÃO FILHO, 41, Graduate In Business Administration from Pontifícia Universidade Católica, SP (concentrated in Finance). Specialization's: University of California, San Diego University - Extension - Financial Market Structure and Harvard Business School - Owner/President Management Program - Executive Education Program. Vice President of GL S.A. Participações, a managing partner of Klabin Irmãos & Cia., the holding company of Klabin group; Director of GL Agropecuária Ltda. and GEPEL Rural Ltda.; Partner and Member of the Board of Directors of Drogasil S.A.; Member of the Advisory Council of Banco Mercantil de São Paulo; Member of the Board of Directors of BOVESPA - São Paulo Stock Exchange; Director and Director Council of ABRASCA - Brazilian Association of Public Companies; Alternate Member of the Board of Directors of Klabin S.A., succesor by merger of IKPC-Indústrias Klabin de Papel e Celulose S.A. and Indústrias Klabin S.A., and other controlled/associated companies.

ALBERTO KLABIN, 50, Production Mechanical Engineering Graduate of Pontifícia Universidade Católica, Rio de Janeiro. Director of 1A10 Comunicações Ltda. Alternate Member of the Board of Directors of Klabin S.A., succesor by merger of IKPC-Indústrias Klabin de Papel e Celulose S.A. and Indústrias Klabin S.A., and other controlled/associated companies.

ROBERTO KLABIN MARTINS XAVIER, 33, Bachelor of Business Administration – Pontifícia Universidade Católica – PUC, São Paulo (1997). Master in Business Administration – Business School of São Paulo (2000). Course of Family Companies – Adolpho Inañes University, Chile (1996). Shareholder and Director of LKL Participações S.A., Alternate Member of the Board of Directors of Klabin S.A., successor by merger of IKPC-Indústrias Klabin de Papel e Celulose S.A. and Indústrias Klabin S.A., and other controlled/associated companies.

MILDRED LAFER, 88. Director of JKL Participações S.A.; Alternate Member of the Board of Directors of Klabin S.A., successor by merger of IKPC-Indústrias Klabin de Papel e Celulose S.A.

HORÁCIO LAFER PIVA, 45, Economics Graduate of Faculdade São Luiz and Graduate in Business Administration from Fundação Getúlio Vargas. Alternate Member of the Board of Directors of Klabin S.A., successor by merger ofof IKPC-Indústrias Klabin de Papel e Celulose S.A., President of FIESP – Federation of Industries of the State of São Paulo.

EDGAR GLEICH, 55, Production Mechanical Engeneering Graduate of the Polytechnic School of the University of São Paulo. Controller of Metal Leve S.A.; Director of Falkenburg Indústria de Produtos Alimentícios Ltda.; Alternate Member of the Board of Directors of Klabin S.A., successor by merger of IKPC-Indústrias Klabin de Papel e Celulose S.A. and Indústrias Klabin S.A., and Member of the Board of Directors of Dixie Toga S.A.

FRANCISCO LAFER PATI, 28, Student of Law at Faculdades UNIP, graduation prevision in december/2003. Shareholder and director of VFV Participações S.A., Alternate Member of the Board of Directors of Klabin S.A., successor by merger of IKPC-Indústrias Klabin de Papel e Celulose S.A. and Indústrias Klabin S.A.

RUI MANUEL DE MEDEIROS D'ESPINEY PATRICIO, 70, Law Graduate of the School of Law of the UniversityofLisbon (1955); Attorney-at-law with 18 value rating (1955); Complementary Course in Politics and Economics, 1956; Intensive Course in Business Administration at the Advanced Business School of Fundação Getúlio Vargas (1975). Member of the Board of Directors s of Monteiro Aranha S.A., Monteiro Aranha Participações S.A., CISPER - Companhia Industrial de São Paulo e Rio S.A., President of the Board of Directors of AXA Seguros; Telesp Celular, Grupo Jerônimo Martins. President of Maes Administração, Participação e Consultoria. Quotaholder and Director of Mael – Masa Empreendimentos Ltda., Advisor of Grupo Espírito Santo (Brasil) and Alternate Member of the Board of Directors of Klabin S.A., successor by merger of IKPC-Indústrias Klabin de Papel e Celulose S.A. and Indústrias Klabin S.A.

JEFFREY COPELAND BRANTLY, 51, Bachelor in economists – University of Virginia, Charlottesville, Va, USA and Master of Business Administration from Harvard Business School, Boston, Mass., USA. Worked at Deltec Securities Corp., New York, USA (1972-74) and Financial Assessor of Monteiro Aranha S.A. (1977-85). Present positions: Director of Monteiro Aranha S.A., Monteiro Aranha Participações S.A., Monteiro Aranha International Ltd. and Vice-President of Cisper – Cia. Industrial São Paulo e Rio. Counselor of American Bank Note Company and Member of the Board of Directors of Matel Tecnologia de Teleinformática S.A. – MATEC and of Klabin S.A., successor per merger of IKPC-Indústrias Klabin de Papel e Celulose S.A. and Indústrias Klabin S.A.

MIGUEL SAMPOL POU, 63 years old, graduated with an Engineering degree from Universidade do Paraná in 1964 and completed a Masters Degree in Industrial Engineering from Stanford University (1970). Mr. Sampol joined Klabin in 1992 and became CEO of the restructured Company in April 2002.

RONALD SECKELMANN, 46 years old, graduated from Fundação Getúlio Vargas with a Business degree in 1977. Mr. Seckelmann joined Igaras Papeis e Embalagens in 1992 and has been CFO of the Klabin since 2000.
Reinoldo Poernbacher, 59 years old, graduated from the Federal Universidade do Paraná with a Chemical Engineering degree in 1967. Mr. Poernbacher joined Klabin Bacell in 1994 and has been Director of Strategic Resources since 1999.

ANTONIO SERGIO ALFANO, 49 years old, graduated with a Business degree from the Faculdades Metropolitanas Unidas in 1976 and completed a Masters in Business Administration from Business School of São Paulo in 1996. Mr. Alfano joined Klabin in 1974 and has been Controller and Director of Planning since October 2000.

CARLOS ALBERTO ENNES CARIELLO, 54 years old, graduated from Escola de Engenharia da Universidade Federal Fluminense, with an Industrial Engineering degree in 1971. Mr. Cariello joined Klabin as Director of Human Resources in June 2000.

WILBERTO LUIZ LIMA JUNIOR, 53 years old, graduated with a Business degree from Universidade Souza Marques. He completed a Masters in Corporate Management from Amana Key in 1990 and he also completed a Masters in Business Management from Fundação Dom Cabral in 2000. Mr. Luiz Lima joined Klabin as a Director of Corporate Affairs in May 2002.

03.01 EVENTS RELATED TO CAPITAL DISTRIBUTION

1 - BASIC EVENT:	Extraordinary Shareholders Meeting
2 - DATE OF EVENT:	12/28/2001
3 – NATURAL PERSON AND LEGAL ENTITIES:	2,398
4 – INSTITUTIONAL INVESTORS:	126
5 - SHAREHOLDERS AGREEMENT:	Yes
6 - PREFERRED SHARES WITH VOTING RIGHTS::	No

03.02 STOCKHOLDINGS OF SHAREHOLDERS WITH MORE THAN 5% VOTING SHARES

KLABIN S.A.

			Common Shares		Preferred Shares		Total N° of Shares	
Item	**Name/Company Name**	**Nationality**	**(000)**	**%**	**(000)**	**%**	**(000)**	**%**
01	Klabin Irmãos & Cia.	Brazilian	163,798	51.66			163,798	17.83
02	Monteiro Aranha S.A.	Brazilian	63,459	20.02	33,142	5.51	96,601	10.51
03	Niblak Participações S.A.	Brazilian	24,700	7.79			24,700	2.69
	Treasury Stock		222	0.07	895	0.15	1,117	0.12
	Others		64,870	20.46	567,714	94.34	632,584	68.85
	Total		**317,049**	**100,00**	**601,751**	**100,00**	**918,800**	**100,00**

KLABIN IRMÃOS & CIA.

			Common Shares				Total N° Preferred Shares	
	of Shares							
Item	Name/Company Name	Nationality	(000)	%	(000)	%	(000)	%
01	Jacob Klabin Lafer Adm.Part.Ltda.	Brazilian						12.52
02	Miguel Lafer Participações S.A.	Brazilian						6.26
03	VFV Participações S.A.	Brazilian						6.26
04	PRESH S.A.	Brazilian						12.52
05	GL S.A. Participações	Brazilian						12.52
06	Glimdas Participações S.A.	Brazilian						11.07
07	Daro Participações S.A.	Brazilian						11.07
08	Dawojobe Participações S.A.	Brazilian						11.07
09	Esli Participações S.A.	Brazilian						8.36
10	LKL Participações S.A.	Brazilian						8.35
	Total							**100.00**

Ob..: General partnership, with equity capital
in the value of R$ 1,000,000.00, divided in shares of
varied values

JACOB KLABIN LAFER ADMINISTRAÇÃO E PARTICIPAÇÕES S.A.

Item	Name/Company Name	Nationality	Common Shares	%	Preferred Shares	%	Total N° of Shares	%
01	Miguel Lafer	Brazilian	446,458,508	50.00			446,458,508	50.00
02	Vera Lafer	Brazilian	446,458,508	50.00			446,458,508	50.00
	Total		**892,917,016**	**100.00**			**892,917,016**	**100.00**

MIGUEL LAFER PARTICIPAÇÕES S.A.

Item	Name/Company Name	Nationality	Common Shares	%	Preferred Shares	%	Total N° of Shares	%
01	Miguel Lafer	Brazilian	928,270,312	99.99			928,270,312	99,99
02	Vera Lafer	Brazilian	688	0.01			688	0.01
	Total		**928,271,000**	**100,0000**			**928,271,000**	**100,0000**

VFV PARTICIPAÇÕES S.A.

Item	Name/Company Name	Nationality	Common Shares	%	Preferred Shares	%	Total N° of Shares	%
01	Vera Lafer	Brazilian	928,270,312	99.99			928,270,312	99.99
02	Other	Brazilian	688	0,01			688	0,01
	Total		**928,271,000**	**100.00**			**928,271,000**	**100.00**

PRESH S.A.

Item	Name/Company Name	Nationality	Common Shares	%	Preferred Shares	%	Total N° of Shares	%
01	Syvia Lafer Piva	Brazilian	17,658,895	66.66			17,658,895	66.66
02	Pedro Franco Piva	Brazilian	12	0.01			12	0.01
03	Horácio Lafer Piva	Brazilian	2,943,151	11.11			2,943,151	11.11
04	Eduardo Lafer Piva	Brazilian	2,943,151	11.11			2,943,151	11.11
05	Regina Piva C. Magalhães	Brazilian	2,943,151	11.11			2,943,151	11.11
	Total		**26,488,360**	**100.00**			**26,488,360**	**100.00**

GL S.A. PARTICIPAÇÕES

Item	Name/Company Name	Nationality	Common Shares	%	Preferred Shares	%	Total N° of Shares	%
01	Graziela Lafer Galvão	Brazilian	9,969,170	99,99	19,938,336	99,99	29,907,506	99,99
02	Other		4	0.01	16	0.01	24	0.01
	Total		**9,969,178**	**100.00**	**19,938,352**	**100.00**	**29,907,530**	**100.00**

GLIMDAS PARTICIPAÇÕES S.A.

Item	Name/Company Name	Nationality	Common Shares	%	Preferred Shares	%	Total N° of Shares	%
01	Israel Klabin	Brazilian	276,794	13.32			276,794	13.32
02	Glimdas-Alpha Participações Ltda.	Brazilian	142,020	6.82			142,020	6.82
03	Alberto Klabin	Brazilian	276,787	13.31			276,787	13.31
04	Leonardo Klabin	Brazilian	276,787	13.31			276,787	13.31
05	Stela Klabin	Brazilian	276,787	13.31			276,787	13.31
06	Maria Klabin	Brazilian	276,787	13.31			276,787	13.31
07	Dan Klabin	Brazilian	276,787	13.31			276,787	13.31
08	Gabriel Klabin	Brazilian	276,787	13.31			276,787	13.31
	Total		**2,079,536**	**100.00**			**2,079,536**	**100.00**

GLIMDAS-ALPHA PARTICIPAÇÕES LTDA.

Item	Name/Company Name	Nationality	Common Shares	%	Preferred Shares	%	Total N° of Shares	%
01	Israel Klabin	Brazilian	4,072	14.31			4,072	14.31
02	Alberto Klabin	Brazilian	4,071	14.28			4,071	14.28
03	Leonardo Klabin	Brazilian	4,071	14.28			4,071	14.28
04	Stela Klabin	Brazilian	4,071	14.28			4,071	14.28
05	Maria Klabin	Brazilian	4,071	14.28			4,071	14.28
06	Dan Klabin	Brazilian	4,071	14.28			4,071	14.28
07	Gabriel Klabin	Brazilian	4,071	14.28			4,071	14.28
08	Others	Brazilian	2	0.01			2	0.01
	Total		**28,500**	**100.00**			**28,500**	**100.00**

DARO PARTICIPAÇÕES S.A.

Item	Name/Company Name	Nationality	Common Shares	%	Preferred Shares	%	Total N° of Shares	%
01	Daniel Miguel Klabin	Brazilian	2,645,466	53.05			2,645,466	53.05
02	Rose Klabin	Brazilian	780,000	15.65			780,000	15.65
03	Amanda Klabin	Brazilian	780,000	15.65			780,000	15.65
04	David Klabin	Brazilian	780,000	15.65			780,000	15.65
	Total		**4,985,466**	**100.00**			**4,985,466**	**100.00**

DAWOJOBE PARTICIPAÇÕES S.A.

Item	Name/Company Name	Nationality	Common Shares	%	Preferred Shares	%	Total N° of Shares	%
01	Armando Klabin	Brazilian	2,079,078,389	100.00			2,079,078,389	53.24
02	Wolff Klabin	Brazilian			456,467,769	25,00	456,467,769	11.69
03	Daniela Klabin	Brazilian			456,467,769	25,00	456,467,769	11.69
04	Bernardo Klabin	Brazilian			456,467,769	25,00	456,467,769	11.69
05	José Klabin	Brazilian			456,467,769	25,00	456,467,769	11.69
	Total		**2,079,078,389**	**100.00**	**1,825,871,076**	**100.00**	**3,904,949,465**	**100.00**

ESLI PARTICIPAÇÕES S.A.

Item	Name/Company Name	Nationality	Common Shares	%	Preferred Shares	%	Total N° of Shares	%
01	Esther Klabin Landau	Brazilian	17,673,750	99.99			17,673,750	99.00
02	Alfred Landau		10	0.01			10	0.01
	Total		**17,673,760**	**100.00**			**17,673,760**	**100.00**

LKL PARTICIPAÇÕES S.A.

Item	Name/Company Name	Nationality	Common Shares	%	Preferred Shares	%	Total N° of Shares	%
01	Lilia Klabin Levine	Brazilian	17,933,200	99.99			17,933,200	99.99
02	Cristina Martins Xavier	Brazilian	300	0.01			300	0.01
	Total		**17,933,500**	**100.00**			**17,933,500**	**100.00**

MONTEIRO ARANHA S.A.

Item	Name/Company Name	Nationality	Common Shares	%	Preferred Shares	%	Total N° of Shares	%
01	Joaquim F. Monteiro de Carvalho	Brazilian	1,537,998,268	13.26			1,537,998,268	13.26
02	Itajoana Invest. e Partic. S.A.	Brazilian	1,397,964,380	12.05			1,397,964,380	12.05
03	Fundo Pensões Banco Espírito Santo e Comercial de Lisboa	Portugal	1,168,120,757	10.07			1,168,120,757	10.07
04	Dresdner Bank AG	Germany	1,159,759,765	10.00			1,159,759,765	10.00
05	Bradesco Saúde S.A.	Brazilian	1,062,879,114	9.17			1,062,879,114	9.17
06	Soc.Tec.Monteiro Aranha Ltda.	Brazilian	961,337,879	8.29			961,337,879	8.29
07	AMC Participações S/C Ltda.	Brazilian	599,525,779	5.17			599,525,780	5.17
08	CEJMC Participações S/C Ltda.	Brazilian	599,525,779	5.17			599,525,780	5.17
09	SAMC Participações S/C Ltda.	Brazilian	599,525,779	5.17			599,525,780	5.17
10	Joaquim A. Monteiro de Carvalho	Brazilian	515,825,780	4.45			515,825,780	4.45
11	(Others)		1,995,134,370	17.20			1,995,134,370	17.20
	Total		**11,597,597,650**	**100.00**			**11,597,597,650**	**100.00**

ITAJOANA INVEST. E PART. S.A.

Item	Name/Company Name	Nationality	Common Shares	%	Preferred Shares	%	Total Nº of Shares	%
01	Olavo Egydio Monteiro de Carvalho	Brazilian	19,225,096	99.99			19,225,096	99.99
02	Other		1	0.01			1	0.01
	Total		**19,225,097**	**100.00**			**19,225,097**	**100.00**

BRADESCO SAÚDE S.A.

Item	Name/Company Name	Nationality	Common Shares	%	Preferred Shares	%	Total N° of Shares	%
01	Bradesco Seguros S.A.	Brazilian	1,562,008	99.99			1,562,008	99.99
02	Others		14	0.01			14	0.01
	Total		**1,562,022**	**100.00**			**1,562,022**	**100.00**

BRADESCO SEGUROS S.A.

Item	Name/Company Name	Nationality	Common Shares	%	Preferred Shares	%	Total N° of Shares	%
01	Banco Bradesco S.A.	Brazilian	625,315	99.81			625,315	99.81
02	Others		1,211	0.19			1,211	0.19
	Total		**626,526**	**100.00**			**626,526**	**100.00**

BANCO BRADESCO S.A.

Item	Name/Company Name	Nationality	Common Shares	%	Preferred Shares	%	Total N° of Shares	%
01	Cidade de Deus Cia. Cial. de Part.	Brazilian	349,901,893,341	47.71	2,343,777,578	0.33	352,245,670,919	24.37
02	Fundação Bradesco	Brazilian	116,821,027,694	15.93	20,122,948,103	2.82	136,943,975,797	9.47
03	Others		266,596,269,350	36.36	689,650,285,771	96.85	956,246,555,121	66.16
	Total		**733,319,190,385**	**100.00**	**712,117,011,452**	**100.00**	**1,445,436,201,837**	**100.00**

CIDADE DE DEUS - COMPANHIA COMERCIAL DE PARTICIPAÇÕES

Item	Name/Company Name	Nationality	Common Shares	%	Preferred Shares	%	Total N° of Shares	%
01	Nova Cidade de Deus Part. S.A.	Brazilian	1,821,432,363	42.61			1,821,432,363	42.61
02	Fundação Bradesco	Brazilian	1,379,,578,105	32.28			1,379,,578,105	32.28
03	Others		1,073,342,032	25.11			1,073,342,032	25.11
	Total		**4,274,352,500**	**100.00**			**4,274,352,500**	**100.00**

NOVA CIDADE DE DEUS PARTICIPAÇÕES S.A.

Item	Name/Company Name	Nationality	Common Shares	%	Preferred Shares	%	Total N° of Shares	%
01	Fundação Bradesco	Brazilian	66,773,256	46.30	152,813,955	98.35	219,587,211	73.29
02	Cx. Benef. Fundação Bradesco	Brazilian			2,566,676	1.65	2,566.676	0.86
03	Elo Participações S.A.		77,440,328	53.70			77,440,328	25.85
	Total		**144,213,584**	**100.00**	**155,380,631**	**100.00**	**299,594,215**	**100.00**

ELO PARTICIPAÇÕES S.A.

Item	Name/Company Name	Nationality	Common Shares	%	Preferred Shares	%	Total N° of Shares	%
01	Membros do Cons. Adm. Bradesco	Brazilian	9,941,167	21.75			9,941,167	14.37
02	Membros Diretoria Bradesco	Brazilian	26,010,525	56.91	867,011	3.70	26,877,536	38.86
03	Others		9,749,744	21.34	22,594,208	96.30	32,343,952	46.77
	Total		**45,701,436**	**100.00**	**23,461,219**	**100.00**	**69,162,655**	**100.00**

SOCIEDADE TÉCNICA MONTEIRO ARANHA LTDA.

Item	Name/Company Name	Nationality	Common Shares	%	Preferred Shares	%	Total N° of Shares	%
01	Joaquim F. Monteiro de Carvalho	Brazilian	15,163,633	99.99			15,163,633	99.99
02	Others		3	0.01			3	0.01
	Total		**15,163,636**	**100.00**			**15,163,636**	**100.00**

AMC PARTICIPAÇÕES S/C LTDA.

Item	Name/Company Name	Nationality	Common Shares	%	Preferred Shares	%	Total N° of Shares	%
01	Astrid Monteiro de Carvalho	Brazilian	4,707,912	99.99			4,707,912	99.99
02	Sociedade Tec. M. Aranha Ltda.	Brazilian	1				1	
	Total		**4,707,913**	**100.00**			**4,707,913**	**100.00**

CEJMC PARTICIPAÇÕES S/C LTDA.

Item	Name/Company Name	Nationality	Common Shares	%	Preferred Shares	%	Total N° of Shares	%
01	Celi Elisabete Júlia M.de Carvalho	Brazilian	9,899,999	99.99			9,899,999	99.99
02	Soc. Técn. Monteiro Aranha Ltda.	Brazilian	1				1	
	Total		**9,900,000**	**100.00**			**9,900,000**	**100.00**

SAMC PARTICIPAÇÕES S/C LTDA.

Item	Name/Company Name	Nationality	Common Shares	%	Preferred Shares	%	Total N° of Shares	%
01	Sergio Alberto M. de Carvalho	Brazilian	9,899,999	99.99			9,899,999	99.99
02	Soc. Técn.Monteiro Aranha Ltda.	Brazilian	1				1	
	Total		**9,900,000**	**100.00**			**9,900,000**	**100.00**

NIBLAK PARTICIPAÇÕES S.A.

Item	Name/Company Name	Nationality	Common Shares	%	Preferred Shares	%	Total N° of Shares	%
01	KL Participações S.A.	Brazilian	6,076,071	25.05			6,076,071	25.05
02	GL S.A. Participações	Brazilian	3,038,061	12.52			3,038,061	12,52
03	Kla Ro Participações Ltda.	Brazilian	2,686,869	11.07			2,686,869	11.07
04	Kla Pi Participações Ltda.	Brazilian	2,686,869	11.07			2,686,869	11.07
05	Kla Zeta Participações Ltda.	Brazilian	2,686,869	11.07			2,686,869	11.07
06	Mekla Delta Participações Ltda.	Brazilian	4,050,722	16.70			4,050,722	16.70
07	Pedro Franco Piva	Brazilian	3,038,061	12.52			3,038,061	12.52
	Total		**24,263,522**	**100.00**			**24,263,522**	**100.00**

KL PARTICIPAÇÕES S.A.

Item	Name/Company Name	Nationality	Common Shares	%	Preferred Shares	%	Total N° of Shares	%
01	JKL Adm. e Part. Ltda.	Brazilian	1	99.99			1	99.99
02	Miguel Lafer	Brazilian	1	0.01			1	0.01
	Total		**2**	**100.00**			**2**	**100.00**

KLA RO PARTICIPAÇÕES S.A.

Item	Name/Company Name	Nationality	Common Shares	%	Preferred Shares	%	Total N° of Shares	%
01	Glimdas Participações S.A.	Brazilian	20,421,452,628	99.99			20,421,452,628	99.99
02	Others		43,261	0.01			43,261	0.01
	Total		**20,421,495,889**	**100.00**			**20,421,495,889**	**100.00**

KLA PI PARTICIPAÇÕES LTDA.

Item	Name/Company Name	Nationality	Common Shares	%	Preferred Shares	%	Total N° of Shares	%
01	Daro Participações S.A.	Brazilian	1	99.99			1	99.99
02	Others	Brazilian	2	0.01			2	0.01
	Total		**3**	**100.00**			**3**	**100.00**

KLA ZETA PARTICIPAÇÕES LTDA.

Item	Name/Company Name	Nationality	Common Shares	%	Preferred Shares	%	Total N° of Shares	%
01	Dawojobe Participações S.A.	Brazilian	1	99.99			1	99.99
02	Others	Brazilian	2	0.01			2	0.01
	Total		**3**	**100.00**			**3**	**100.00**

MEKLA DELTA PARTICIPAÇÕES LTDA.

Item	Name/Company Name	Nationality	Common Shares	%	Preferred Shares	%	Total N° of Shares	%
01	Esli Participações S.A.	Brazilian	1	99.99			1	99.99
02	Others	Brazilian	2	0.01			2	0.01
	Total		**3**	**100.00**			**3**	**100.00**

04.01 COMPOSITION OF CORPORATE CAPITAL

1 - DATE OF LAST AMENDMENT: 12/28/2001

		N° of Shares (000)	Subscribed Reais 000	Paid-In Reais 000
1 -	COMMON SHARES - NOMINATIVE	317,049	276,055	276,055
2 -	PREFERRED SHARES - NOMINATIVE	601,751	523,945	523,945
	TOTAL	**918,800**	**800,000**	**800,000**

06.01 DIVIDENDS DISTRIBUTED OVER PAST THREE YEARS

ITEM	PROVISION	DISTRIBUTION APPROVAL EVENT	DISTRIBUTION APPROVAL DATE	END OF FISCAL YEAR	NET PROFIT/LOSS FOR FISCAL YEAR (REAIS 000)	VALUE OF PROVISION PER SHARE	TYPE OF SHARE	AMOUNT OF PROVISION (REAIS 000)	DATE OF PAYMENT BEGIN
01	dividend	RCA	10112000	12/31/2000	87,145	0.010490	preferred A	1,558	10/20/2000
02	dividend	RCA	10/11/2000	12/31/2000	87,145	0.010490	preferred C	1,759	10/20/2000
03	dividend	RCA	10/11/2000	12/31/2000	87,145	0.009540	common	1,683	10/20/2000
04	dividend	AGO	04/17/2001	12/31/2000	87,145	0.032950	preferred A	4,892	
05	dividend	AGO	04/17/2001	12/31/2000	87,145	0,032950	preferred C	5,524	
06	dividend	AGO	04/17/2001	12/31/2000	87,145	0.029950	common	5,286	
07	dividend	RCA	01/04/2002	12/31/2002	78,610	0.030640	common	9,714	01/28/2002
08	dividend	RCA	01/04/2002	12/31/2002	78,610	0.033710	preferred	20,285	01/28/2002

06.03 PROVISION OF BY LAWS RE. CAPITAL STOCK

ITEM	TYPE OF SHARES	% OF CAP. STOCK	% OF MINIMUN DIVIDEND	CALCULATION BASIS	CAPITAL REIMBURS.	PREMIUM	VOTING RIGHTS
01	common	34.51	25,00	% of profit	no	no	yes
02	preferred	65.49	25,00	% of profit	yes	no	no

06.04 AMENDMENTS TO BY LAWS

1 - DATE OF LAST AMENDMENT OF THE BY LAWS: 12/28/2001
2 - COMPULSORY DIVIDEND (% OF PROFITS): 25,00

07.01 ADMINISTRATOR'S REMUNERATION AND PARTICIPATION OF PROFITS

1 - ADMINISTRATORS PROFIT SHARING	Yes
2 - TOTAL COMPENSATION OF ADMINISTRATORS VALUE (REAIS OOO):	3,000
3 - TIMMING:	Annual

07.02 PROFIT SHARING AND CONTRIBUTIONS OVER PAST THREE YEARS (Reais 000)

ITEM	PROFIT SHARING AND CONTRIBUTIONS	LAST FISCAL YEAR ENDED ON 12/31/00	LAST BUT ONE FISCAL YEAR ENDED 12/31/99	LAST BUT TWO FISCAL YEARS 12/31/98
01	Participation-Debenture holders			
02	Participation-Employees			
03	Participation-Managers			
04	Participation-Founders' shares			
05	Contributions Assistance Fund			
06	Contributions-Social Funds			
07	Other contributions			
08	Net income in fiscal year	78,610	87,145	--
09	Net loss in fiscal year	--	--	24,539

07.03 HOLDING IN CONTROLLED AND/OR AFFILIATED COMPANIES

Nº	COMPANY NAME	CNPJ	CLASS.	TYPE OF COMPANY	% IN INVESTEE'S CAPITAL	% IN INVESTOR'S NETWORTH
01	Klabin Bacell S.A.	69.037.133/0001-39	4	1	81.71	23.76
04	Klabin Kimberly S.A.	02.290.277/0001-21	4	1	50.00	11.03

CLASSIFICATION:
1 - Open Controlled
2 - Open Affiliate
3 - Closed Controlled
4 - Closed Affiliate
5 - Investee of Controlled Co./Affiliate

TYPE OF COMPANY:
1 - Industrial, commercial and other
2 - Financial Institution
3 - Insurance Co.

08.01 PUBLIC OR PRIVATE DEBENTURES ISSUANCE CHARACTERISTICS

1 -	CVM Nº	1999/063
2 -	DATE OF REGISTRATION IN CVM:	11/09/1999
3 -	SERIES:	UNIC
4 -	TYPE OF ISSUANCE:	ORDINARY
5 -	ISSUANCE NATURE:	PUBLIC
6 -	DATE OF ISSUANCE:	11/01/1999
7 -	DATE OF MATURITY:	11/01/2004
8 -	DEBENTURE SPECIMEN:	WITHOUT PREFERENCE
9 -	NOMINAL VALUE (REAIS):	10,000.00
10-	ISSUED AMOUNT (REAIS 000):	150,000
11-	AMOUNT OF ISSUED SECURITIES (UNITY):	15,000
12-	SECURITIES IN CIRCULATION (UNITY):	11,530
13-	SECURITIES IN TREASURY	3,470
14-	DATE OF LAST REPRICING:	11/01/2000
15-	DATE OF NEXT EVENT:	11/01/2002

09.01 A BRIEF HISTORY OF THE COMPANY

The Klabin Group is one of the oldest established Brazilian companies operating in the pulp and paper industry. The company was incorporated as Klabin Irmãos & Cia in 1899 for the sale and importation of paper, building its first paper manufacturing plant in the city of São Paulo in 1906.

In 1934, IKPC-Indústrias Klabin de Papel e Celulose S.A. was founded with the purpose of acquiring a large reforestation area of *araucária* pine in the State of Paraná at a site known as Fazenda Monte Alegre. In this period, Brazilian industry imported most of its pulp requirements. IKPC's research and development showed that it was economically viable to produce pulp from *araucária* pine and that Brazil had very favorable climatic and soil conditions for rapid growth of both forests and reforestation plantations. With the onset of World War II in 1941, importation of the raw materials for the production of paper became difficult and as a result, IKPC began the construction of its first pulp plant, inaugurated in 1946.

Aware of the social and cultural changes that were taking place in Brazil, the Klabin Group imported machinery from Europe and in 1953, inaugurated the Fósforos Promocionais plant, at the same time increasing corrugated cardboard production. By the fifties, Klabin Irmãos & Cia. was ranked as one of the largest industrial complexes in Brazil. In 1960, the group embarked on a major expansion project, Project III, founding Papel e Celulose Catarinente Ltda.

In the seventies, the Klabin Group focused its expansion on the packaging, synthetic fiber and tissue paper segments. In line with the economic policy of the period, Klabin Group restructured and invested in new markets, creating joint ventures with foreign companies and building new plants. This process of expansion faced greater challenges in the eighties and at the beginning of the nineties due to the difficulties prevailing in Brazil at that time, notably in the form of political and social instability, high rates of inflation and the country's large external debt.

On March 10 1982, KIV Participações S.A. – a corporation constituted by IKPC-Indústrias Klabin de Papel e Celulose S.A., Parisa Participações S.A. (Iochpe Group) and S.A. Indústrias Votorantim – acquired a stake in RASA – Riocell Administração S.A., afterwards to become Riocell S.A., now Klabin S.A.

In October 1995, IKPC-Indústrias Klabin de Papel e Celulose S.A. acquired Votorantim's stake in KIV and in 2000, through a share swap, assumed direct and indirect control of 99% (ninety-nine percent) of the shares of Klabin Riocell S.A., today Klabin S.A.

In July 1997, the Klabin Group (through IKPC Participações S.A.) and Kimberly Clark Worldwide Inc., (through the intermediary of Kimberly Clark Argentina Holdings S.A.), formed a joint venture with equal stakes in the total quotas representing the capital stock, to incorporate KCK Tissue S.A. with the purpose of developing business in the Argentinean tissue paper product market.

Once again in May 1998, through IKPC-Par, the Klabin Group and Kimberly Clark Corporation formed a joint venture, Klabin Tissue S.A., both partners with equal stakes, to operate in the Brazilian tissue paper market. This partnership represented the resources and know-how of Kimberly Clark, a world leader in the tissue paper products market and those of Klabin Group, which is the Brazilian market leader with such traditional toilet paper brands as Neve, Camélia and Nice, as well as kitchen paper towels and napkins selling under the brand names of Chiffon and Gourmet and the Klin brand of paper handkerchiefs.

On January 1 1999, Klabin Tissue S.A. changed its corporate denomination to Klabin Kimberly S.A. Currently, Klabin Kimberly has four plants located in the states of São Paulo (2), Santa Catarina (1) and Bahia (1). According to a Nielsen survey, the company's market share for tissue paper products is 27%. In July 1999, Klabin Kimberly S.A. acquired Lalekla, thus diversifying into the institutional away-from-home tissue market

In January 1999, Klabin Fabricadora de Papel e Celulose S.A., currently denominated Indústrias Klabin S.A., incorporated its Celucat S.A. subsidiary, which became one of its business units known as "Klabin Celucat", responsible for the integrated manufacture of pulp, kraft papers, sacks and envelopes. This unit comprises three industrial plants in Brazil – one pulp and paper facility and two conversion units, and a further conversion unit in Argentina.

In November 1999, Klabin Kimberly acquired Bacraft S.A. Indústria de Papel, from the Suzano Group, thus increasing its market share in the tissue paper.

On March 30 2000, Indústrias Klabin and the Norwegian company, Norske Skog Industrier, (the second largest newsprint producer in the world), through its Brazilian subsidiary, Norske Skog do Brasil Ltda., constituted a joint venture with equal stakes, each one with 50% of the quotas representing the capital stock). The new joint venture is known as Norske Skog Klabin Comércio e Indústria Ltda., the purpose of which is to produce and sell newsprint.

On October 3 2000, IKPC concluded the acquisition of the entire capital stock of Igaras Papéis e Embalagens S.A., through Tiquie S.A., a Uruguayan based subsidiary of Indústrias Klabin S.A..

On December 28 2001 Klabin S.A. – the current corporate denomination of Klabin Riocell S.A., incorporated IKPC-Indústrias Klabin de Papel e Celulose S.A., KIV Participações S.A., Indústrias Klabin S.A., Klabin Export S.A., Igaras Papéis e Embalagens S.A., Klabin do Paraná Mineração Ltda. and Klabin Madeiras Ltda., thus concentrating its operations in a single publicly held company.

The existing business strategy can be broken down as follows:


KLABIN S.A.
Paper
Corrugated Boxes
Multiwall Sacks and Envelopes
Pulp
Forestry
Tissue
Newsprint

The Klabin Group's activities range from forestation projects to the manufacture of softwood and hardwood pulp as well as printing and packaging paper, and the conversion of paper into tissue products for personal hygiene, corrugated boxes, multiwall sacks, envelopes and packaging cardboards. The Klabin Group has a total area of 427,000 hectares of land, of which 255,000 hectares consists of pine, eucalyptus and *araucária* pine with a further 135,000 hectares under native forest cover.

09.02 SECTOR CARACTERISTICS

The Brazilian Pulp and Paper Sector

The Brazilian pulp and paper industry is diversified, employs modern technology and has major growth potential in both the domestic and international markets. In 2000, Brazil was ranked as the tenth largest paper producer and the seventh largest pulp producer in the world. The prices of the Klabin Group's products depend on by the prevailing prices on world markets. Historically, these prices have behaved cyclically being subject to significant changes over short periods. Brazil produces not only paper with characteristics of a commodity, such as newsprint, recycled paper but also higher value added papers such as cardboards, tissue, thermal papers, self-copying paper and security paper. Brazil is self-sufficient in all types of paper with the exception of newsprint, couché paper and certain specialty papers.

The paper market is larger than the pulp market not only in the number of producers and consumers but also in terms of its product range. Paper prices tend to be less volatile than pulp prices.

The production of pulp and paper in Brazil in 2001 breaks down as shown in the following table:

Pulp and Paper Production in 2001

	Paper	Production	Share
1	Klabin	1,516	21%
2	Suzano	736	10%
3	IP	578	8%
4	Votorantim	555	8%
5	Ripasa	410	6%
6	Rigesa	290	4%
7	Orsa	252	3%
8	Trombini	189	3%
9	Pisa	166	2%
10	Others	2,662	35%
	Total	**7,354**	**100%**

	Pulp	Production	Share
1	Klabin	1,440	19%
2	Aracruz	1,272	17%
3	Suzano	996	13%
4	Votorantim	801	11%
5	Cenibra	792	11%
6	IP	417	6%
7	Jarcel	326	4%
8	Ripasa	303	4%
9	Rigesa	201	3%
10	Others	975	12%
	Total	**7,522**	**100%**

Source: Preliminary Data for 2001 prepared by BRACELPA

The Brazilian paper and cardboards industry occupies a privileged position in world markets since it enjoys one of the lowest costs internationally thanks to rapid tree growth and efficient production systems as shown below. The constantly increasing demand from the domestic market is also a favorable factor which benefits the Brazilian pulp and paper industry With the exception of newsprint, nearly all the paper consumed in Brazil is produced domestically with imports accounting for only 9% of total paper consumption in 2001.

The economy and the pulp and paper sector in Brazil

According to official data from the Instituto Brasileiro de Geografia e Estatística (IBGE), the Brazilian GDP posted only a modest growth of 1.51% in 2001 compared with 4.36% in 2000.

In 2001, the industrial sector reported a fall of 0.58% while services and agriculture sectors rose by 2.52% and 5.11%, respectively. The trade balance registered a surplus of US$2.64 billion with exports growing by 5.7% and imports slightly down by 9.43%, the respective annual values being US$58.2 billion and US$55.6 billion.

In 2001, inflation rate was 7.67% (IPCA/IBGE) against 5.97% in 2000. During the first quarter of 2001, inflation was 1.49%. The Brazilian Real depreciated by 18.7% in 2001 and in the first quarter of 2001 by 0.14%.

Per capita paper consumption is an important indicator of national economic development. Brazil has recorded a sharp growth in paper consumption in recent years with annual growth rates between 1995 and 2001 registering 5.84% to reach a total of 6,802,000 tons in 2001. However, there remains substantial growth potential in Brazil when the country's per capita paper consumption is set against that of the developed world and other Latin American countries as can be seen from the following table.

Per capita paper consumption - 2000

	Country	kg/per
1	Finland	352
2	Belgium	341
3	United States	332
4	Sweden	277
5	Netherlands	273
6	Denmark	269
7	Japan	250
8	Switzerland	246
9	Austria	243
10	Germany	233
11	Taiwan	229
	Chile	56
	Argentina	50
	Brazil (1)	50

Source: Pulp and Paper International - Annual Review 2000

According to BRACELPA 2002, the Brazilian pulp and paper industry is estimated to have invested approximately US$13 billion between 1989 and 2001 in upgrading its production capacity, improvement in quality, cost savings and forest plantations.

Brazil enjoys low production cost, especially following the devaluation of the Real while the availability of land with the potential for rapid rates of tree growth and wood production should help Brazil increase its share of the pulp and paper markets, especially in regions where production costs are high. Over the next few years, domestic pulp production is expected to increase at a faster rate than the Brazilian GDP. Annual compound growth rates have been 8% over the last three decades (nearly double the Brazilian GDP for the same period).

In 2001, the production of Brazilian pulp and pastes totaled 7.4 million tons, 1% below 7.5 million tons in 2000.

The following tables show Brazilian pulp and paper production and consumption

Pulp Production and Consumption in Brazil
(in thousands of tons)

	1996	1997	1998	1999	2000
Pulp					
Total Production	6,201	6,331	6,687	7,209	7,463
% Change	*4.5%*	*2.1%*	*5.6%*	*7.8%*	*3.5%*
Chemical	5,736	5,904	6,231	6,765	6,961
Pine	1,345	1,282	1,247	1,405	1,422
Eucalyptus	4,391	4,622	4,985	536	5,539
Mechanical	465	427	456	444	502
Installed Capacity	7,147	7,311	7,403	7,455	7,507
Operating Rate (%)	*86.8%*	*86.6%*	*90.3%*	*96.7%*	*99.4%*
Apparent Consumption	4,175	4,263	4,381	4,488	4,816
% Change	*-3.7%*	*2.1%*	*2.8%*	*2.4%*	*7.3%*
Exports	2,294	2,344	2,655	3,111	3,014
Imports	268	276	349	389	367
% Imports/Consumption	*6,4*	*6,5*	*8,0*	*8,7*	7,6

Paper Production and Consumption of in Brazil
(in thousands of tons)

	1996	1997	1998	1999	2000
Paper and Cardboard					
Total Production	6,176	6,518	6,589	6,943	7,188
Change	*6.5%*	*5.5%*	*1.1%*	*5.4%*	*3.5%*
Installed Capacity	7,808	7,887	8,078	8,475	8,568
Operating Rate (%)	*79.1%*	*82.6%*	*81.6%*	*81.9%*	*83.9%*
Apparent Consumption	5,868	6,134	6,344	6,363	6,803
Change	*10.3%*	*4.5%*	*3.4%*	*0.3%*	*6.9%*
Exports	1,234	1,329	1,149	1,330	1,225
Imports	926	945	904	750	839
Imports/Consumption	*15.8%*	*15.4%*	*14.2%*	*11.8%*	*12.3%*

The following table shows paper production and consumption in Brazil per segment:
(in thousands of tons)

	1996	1997	1998	1999	2000
Newsprint					
Total Production	277	265	274	243	266
Change	*-6.1%*	*-4.3%*	*3.4%*	*-11.3%*	*9.5%*
Installed Capacity	304	282	282	282	282
Operating Rate (%)	*91.1%*	*94.0%*	*97.2%*	*86.2%*	*94.3%*
Apparent Consumption	641	644	641	601	555
Change	*-8.4%*	*0.5%*	*-0.5%*	*-6.2%*	*-7.7%*
Exports	20	13	15	22	8
Imports	384	392	382	380	297
Imports/Consumption	*59.9%*	*60.9%*	*59.6%*	*63.2%*	*53.5%*
Printing and Writing					
Total Production	1,813	1,983	1,958	2,067	2,093
Change	0.6%	9.4%	-1.3%	5.6%	1.3%
Installed Capacity	2,232	2,242	2,275	2,310	2,252
Operating Rate (%)	81.2%	88.4%	86.1%	89.5%	92.9%
Apparent Consumption	1,255	1,377	1,452	1,508	1,739
Change	3.2%	9.7%	5.4%	3.9%	15.3%
Exports	707	837	737	756	604
Imports	149	231	231	197	250
Imports/Consumption	11.9%	16.8%	15.9%	13.1%	14.4%
Packaging					
Total Production	2,800	2,911	2,949	3,209	3,347
Change	11.6%	4.0%	1.3%	8.8%	4.3%
Installed Capacity	3,586	3,671	3,675	3,710	3,803
Operating Rate (%)	78.1%	79.3%	80.2%	86.5%	88.0%
Apparent Consumption	2,513	2,658	2,719	2,925	3,075
Change	13.0%	5.8%	2.3%	7.6%	5.1%
Exports	324	286	249	296	286
Imports	37	33	19	12	14
Imports/Consumption	1.5%	1.2%	0.7%	0.4%	0.5%

	1996	1997	1998	1999	2000
Tissue					
Total Production	550	565	574	571	594
Change	18.0%	2.7%	1.6%	-0.5%	4.0%
Installed Capacity	771	786	805	805	805
Operating Rate (%)	71.3%	71.9%	71.3%	70.9%	73.8%
Apparent Consumption	524	538	553	545	574
Change	20.7%	2.7%	2.8%	-1.4%	5.3%
Exports	31	29	22	28	24
Imports	5	2	1	2	4
Imports/Consumption	1.0%	0.4%	0.2%	0.4%	0.7%
Cardboards					
Total Production	424	453	473	502	519
Change	1.5%	6.8%	4.4%	6.1%	3.4%
Installed Capacity	787	785	856	881	903
Operating Rate (%)	71.3%	57.7%	55.3%	57.0%	57.5%
Apparent Consumption	398	426	452	476	499
Change	20.7%	7.0%	6.1%	5.3%	4.8%
Exports	31	29	22	28	24
Imports	5	2	1	2	4
Imports/Consumption	1.3%	0.5%	0.2%	0.4%	0.8%
Other Specialty Papers					
Total Production	312	341	333	361	366
Change	1.5%	9.3%	-2.3%	8.4%	1.4%
Installed Capacity	226	220	220	240	264
Operating Rate (%)	71.3%	154.9%	151.3%	150.6%	138.7%
Apparent Consumption	479	400	388	317	265
Change	20.7%	-16.5%	-3.0%	-18.3%	-16.4%
Exports	117	132	137	181	240
Imports	284	191	192	137	139
Imports/Consumption	1.0%	47.8%	49.5%	43.2%	52.5%

Source: BRACELPA Statistical Report 2000

Brazilian Exports

In 2001, the sector exported 1.2 million tons of paper and 3.2 million tons of pulp, 17% and 43% respectively of Brazilian production. Export revenues increased in 2000 to US$ 1.6 billion (FOB) against US$ 1.2 billion (FOB) in 1999 thanks to the devaluation of the Real and the average 33% increase in pulp prices.

Brazil is currently the seventh largest pulp producer in the world with a market share of 4.1% in 2000 and an installed capacity of 7.9 million tons. Given that it exports approximately 40% of its pulp production and uses about 50% in integrated pulp and paper operations, the country has an even stronger position among world pulp exporters with approximately 7.0% of this market.

Prices

World pulp prices behave cyclically principally due to fluctuation in demand for paper, a reflection of international economic conditions and the imbalance between the supply and demand for pulp and paper. Production capacity in the pulp industry has always adjusted slowly to changes in demand.

According to a study in the *Pulp and Paper International* magazine, between 1985 and 1989, prices in the bleached hardwood pulp market (CIF-Europe) increased from US$343/ton to US$769/ton (CIF Europe). However, between 1990 and 1993, world pulp prices plummeted to US$330/tons, the lowest level in 20 years, due to the recession in North America, Europe and Japan together with the start-up of nine greenfield pulp facilities and expansion programs at existing plants.

International demand for pulp began to recover from the end of 1993 following the running down of inventory, the result being that prices jumped from US$350/ton to US$970/ton in October 1995. Subsequently, prices eased again recording a fall to US$540/ton by September 1996. During this entire period, the Brazilian market consistently tracked world tendencies in pulp prices.

At the beginning of 1998, prices again came under pressure due to the South-east Asian crisis, partially recovering once more in the second quarter, but then falling back in the following period due to the deceleration in world demand and the worsening in the international crisis. As a result, average prices in 1998 were below those prevailing in the previous year. In September 1999, the average eucalyptus pulp price was US$570 /ton (CIF Europe) and average prices for printing and writing papers in the USA were US$716/ton. The average in the domestic market for that year was US$820/ ton.

During the course of 1999, the market indicated some signs of recovery with a reduction in Norscan inventory below the psychological level of 1.5 million tons in March 1999. By July 1999, this figure was close to 1.42 million tons. In this context, traditionally, there is a lag between pulp supplies adapting to market demand. One positive indication of market recovery is the announcement of the closing of five pulp plants representing a reduction in capacity of 1.175 million tons, mainly in the United States and Europe. On the other hand, four new paper manufacturing plants, three of them in China and one in Indonesia, have helped boost world pulp demand.

2000 saw an increase in pulp prices and Norscan inventory at below the psychological level of 1.5 million tons. Pulp demand from paper producers was strong and driven by the buoyant world economy, notably the United States.

However, from the outset of 2001, pulp prices began to weaken falling from US$ 675/ton in January to around US$ 400/ton during the course of the year, largely reflecting a reduction in demand due to the world economic crisis, particularly a contracting US economy.

With an accentuated decline in pulp prices, many high-cost producers were forced to downtime plants while a downtiming policy was adopted by the industry leaders in an attempt to control supply and prices.

With the signs of an incipient recovery in the United States economy and stronger demand, the outlook for 2002 has begun to look more favorable for a recovery in prices - which had slumped to among the lowest levels in the cycle. Industry indicators look very positive: declining Norscan inventory, a reheating of demand, replenishment of pulp inventory by paper manufacturers and price increases already announced by the leading Brazilian hardwood fiber pulp producers.

Average Annual International Pulp Prices (1)

	1996	1997	1998	1999	2000	2001
Eucalyptus Pulp – International	527.5	516.7	467.0	490.0	651.7	484.6

(1) In US$ / t CIF northern Europe.

Source: *Resource Information Systems - Hawkins & Wright, Abecel*

As well as the currently more favorable scenario for prices, it is fair to say that Brazilian producers also enjoy innate comparative cost advantages, thus permitting further expansion of the industry over the long-term. Since the devaluation of the real, Brazilian pulp and paper companies have had one of the lowest pulp production costs as well as enjoying cost advantages in the production of printing papers.

The average pulp production cash cost fell slightly in 2001 to US$ 210 from US$ 213 per ton in 2000. This compares to average costs of US$292/t in the USA, US$423/t in Spain and US$186/t in Indonesia, indicating that even before the devaluation, Brazil already had a cost base substantially below the majority of world pulp producers.

The estimated average cost of wood to Brazilian producers is US$60 per ton, or 32% of the cash cost for pulp. On the other hand, Spanish and Swedish producers work with much higher costs (US$190/t, or 60% of the total pulp production costs).

However, due to distance from the principal consuming markets (Europe, USA and Asia) and the high logistical costs in Brazil, transport costs for Brazilian producers are greater than for producers in the northern hemisphere. Brazil-Europe freight costs can be as high as US$61/t, or 32% of total production costs compared with an average of US$20/t for European producers (5% of the total cost) and US$50/t for North American producers (20% of the total cost).

10.01 OFFERED PRODUCTS AND SERVICES

ITEM	MAIN PRODUCTS AND SERVICES	% OF NET REVENUES
01	CORRUGATED BOXES	23.00
02	PACKAGING PAPER	23.00
03	TISSUE	16.00
04	PULP	15.00
05	SACKS/ENVELOPES	8.00
06	WOOD/OTHERS	8.00
07	NEWSPRINT PAPER	7.00

10.02 RAW MATERIAL AND SUPPLIERS

Item	Raw Material/Name of Suppliers	% of supply purchase
01	Pulp: Alto Paraná-Argentina, Cenibra, Aracruz	4.02
02	Hydrogen Peroxide: Peróxidos do Brasil	0.39
03	Caustic Soda/Chlorine: Dow Química	1.16
04	Sodium Sulfate: Bayer, Bayer Argentina	0.94
05	Aluminum Sulfate: Dalquim, Neheel, Sulfato Rio Grande	0,47
06	Lime: Itaú	0.56
07	Starch: Cargill, Corn Products, Juan Semino-Argentina	1.06
08	Covers for paper machines: Albany, Heimbach	1.38
09	Electricity: Copel	3.25
10	Chemical products: Hercules, Nalco, Basf, Clariant, Rhodia	1.67

10.03 PRINCIPAL CLIENTS FOR PRODUCTS AND/OR SERVICES

Item	Product/Name of Clients	% of client on net sales
01	Corrugated boxes: Gessy, Sadia, Bunge, Frangosul, Bertin, Marfasa	12.90
02	Packaging paper: Tetrapak, Mead, Cartocor, Internat Paper	38.60
03	Pulp: Klabin Kimberly, Ahlstrom, Rewsen, Cusinalo, Shin Ho, SCA, Carrara	13.10
04	Sacs/Envelopes: Cim. Portland, Holdercim, Cim. Rio Branco, Cim. Tocantins	4.20
05	Newsprint Paper: Folha de São Paulo, Gazeta Mercantil, Resmap	5.60

11.01 – PRODUCTION PROCESS

Klabin is an extremely integrated and verticalized producer. The company plants and manages its own forest reserves, which serve as its principal source of wood supplies, produces pulp converting the lion's share into paper and selling the surplus as market pulp. The paper is converted at its own plants which produce sacks, envelopes, corrugated boxes and tissue products. Additionally, it supplies the Brazilian and Argentine markets with cardboards for liquid packaging board and exports the kraftliner range of packaging papers. The Group is today the largest paper recycler in Brazil using recycled paper largely for the manufacture of corrugated boxes.

The company's manufacturing process is based on classical methods in the industry and tailor-made to the conditions of each plant in terms of type of wood and the final use of the particular fiber.

The manufacturing process begins in the forest since the type of wood used for pulp production is the key raw material in the entire production chain. Wood feedstock is extracted from pine and eucalyptus plantations, which use selected and improved species for ensuring sustainable development. The Klabin Group defines sustainable development as the management and use of forests and forested land in such a way as to preserve the biodiversity, productivity, regenerative capacity, viability and capacity to satisfy both current and future ecological, economic and social functions.

Klabin's forests are worked according to the concept of multiple wood use with part of the logs being used to feed the pulp production plants and the rest used for other purposes such as sawn wood, plywood laminates and laminated beams among others. This mix optimizes the economic/ environment binomial.

Over several years, technical and scientific studies have shown that the production of pulp and paper from wood extracted from native forests is not a viable proposition. The same studies indicate that wood manufactured from eucalyptus and pine forest plantations produces top quality paper with a high degree of productivity and at a low cost. The annual returns from our forests show the highest annual growth rates, a reflection of the adaptability of the trees to the climate and soil and the intense work involved in selecting the best species.

11.02 – SALES PROCESS, DISTRIBUTION, MARKETS AND EXPORTS

The sale of paper and paper products (corrugated boxes and sacks) is centralized in offices located in the city of São Paulo – R. Rocio and pulp sales are centralized in the city of Guaíba at the Klabin Riocell unit, responsible for all the decisions and commercial processing of this category of product.

The Group's products are sold throughout Brazil while overseas markets are Europe, South America, North America (pulp), Middle East and Far East.

Markets are largely supplied by road to the domestic market and Latin America while maritime transport is used to supply other regions.

Pulp sales to the European and North American markets are supplied from strategic stockpiles at terminals located in these regions.

Paper and pulp exports represented about 38% of the total volume of Klabin's sales in 2001, 46% going to Europe, 24% to Latin America, 27% to Asia/Africa and 3% to North America.

E-Business

In 2001, Klabin, one of the e-business pioneers in the industrial sector, with KPO-on-line, was instrumental in the creation of Pakprint S.A., a dedicated industry portal for disseminating information, rendering industry-related services and pulp and paper sales. Klabin has invested R$ 2 million (20% of the capital) in Pakprint together with four other companies in the pulp and paper sector.

More than just an alternative sales channel, the portal is an interactive tool for providing client assistance – providing information on inventory levels, monitoring the status of orders, product development, etc. Besides providing the necessary support for individual e-business initiatives – giving a service and supplying the framework -, the portal also aims to facilitate the electronic integration of all the participants in the business chain. Klabin is to also to run an online store through Pakprint - KOL, Klabin on-line, initially offering sacks, envelopes, paper and cardboards for packaging and corrugated boxes.

A further e-business initiative was the establishment of a vehicle for electronic procurement of materials using the Enterprise Procurement (EPB) application, which is a component part of the SAP managerial system, already implemented at Klabin.

In 2001, the installation of the standardized version of the SAP R/3 enterprise resource system was concluded throughout the Group's 26 industrial plants, and also in the administrative and financial areas.

11.03 – RANKING IN RELATION TO THE COMPETITION

The Largest Pulp and Paper Producers

	Paper	Production	Share
1	Klabin	1,516	21%
2	Suzano	736	10%
3	IP	578	8%
4	Votorantim	555	8%
5	Ripasa	410	6%
6	Rigesa	290	4%
7	Orsa	252	3%
8	Trombini	189	3%
9	Pisa	166	2%
10	Others	2,662	35%
	Total	**7,354**	**100%**

	Pulp	Production	Share
1	Klabin	1.440	19%
2	Aracruz	1.272	17%
3	Suzano	996	13%
4	Votorantim	801	11%
5	Cenibra	792	11%
6	IP	417	6%
7	Jarcel	326	4%
8	Ripasa	303	4%
9	Rigesa	201	3%
10	Others	975	12%
	Total	**7.522**	**100%**

Source: Preliminary Data 2001 prepared by BRACELPA

12.01 MAIN PATENTS, TRADE MARKS AND FRANCHISES

Marks	Country Registered/Deposited	Classes	Validity
Titular: Klabin Irmãos & Cia (4)			
• Klabin (nominativa)	Brasil	16.10	10/04/06
• Klabin (figurativa)	Brasil	10.10	10/04/06
Titular: KLABIN S.A.			
• Marca IK (mista)	Brasil	01.60, 10.10	22/10/05
	Brasil	16.10, 19.60, 27.20, 37.30, 37.43 e 01.85	06/08/05
	Brasil	20.25	03/09/05
	Brasil	04.10	07/07/07
	Brasil	24.20 e 25.50	23/09/06
• Eukaliner (nominativa)	Brasil	16.10	13/08/05
	França	16	18/06/04
	Itália	16	01/08/04
	Estados Unidos	16	13/05/06
• Klabin (mista)	Brasil	10.10	13/12/03
• Klabin do Paraná	Brasil	10.10	27/10/01
• Klabin (mista)	Argentina	16	29/07/04
• Klabin	Argentina	07.10 e 24.10	14/02/04
• Klace (nominativa)	Brasil	25.50 e 24.20	18/08/02
• Klace (nominativa)	Brasil	16.10	26/12/05
• Klace (nominativa)	Brasil	03.20 e 01.60	10/11/02
• Klacell (nominativa)	Brasil	16.10	29/02/02
	Brasil	01.60	09/02/03
• Airkraft (nominativa)	Brasil	16.10 e 16.20	04/03/06
	Brasil	20.35	21/04/06
• Bates (mista)	Brasil	16.10 e 20.35	12/03/08
	Chile	22	09/03/05
	Paraguai	16	29/12/04
	Paraguai	22	11/08/05
• Celucat (figurativa)	Brasil	16.10, 16.20, 16.30 e 20.35	24/02/07
• Celucat (nominativa)	Brasil	16.10 16.20 e 20.35	17/01/04
	Argentina	16 e 22	30/11/04
	Chile	16	09/03/05
	Chile	22	09/03/05
	Uruguai	16 e 22	29/02/06
	Peru	16 e 22	22/12/04
	Paraguai	16	29/12/04
	Paraguai	22	11/08/05
	Peru	16	22/12/04
	Peru	22	22/12/04
• Celucat Laser (nominativa)	Brasil	16.20	28/09/09
• Celucat Laser (nominativa)	Chile	16	10/08/08
	Argentina	16	28/10/09
	Bolívia	16	22/06/09
	Uruguai	16	06/12/10
• Celucopy (nominativa)	Brasil	16.20	26/10/09
• Celucopy	Chile	16	16/04/08
	Bolívia	16	22/06/09
	Paraguai	16	23/11/09
	Uruguai	16	06/05/08
• Celufix (nominativa)	Brasil	16.10	27/09/04
• Celukraft (nominativa)	Brasil	16.10 e 16.20	27/10/11
• Copycel (nominativa)	Brasil	16.20	26/10/09

• Copycel (nominativa)	Uruguai	16	06/05/08
	Chile	16	16/04/08
	Bolívia	16	22/06/09
• Fixafix (nominativa)	Brasil	16.10	27/09/04
• Micro Buble (nominativa)	Brasil	16.10, 16.20 e 20.35	04/03/06
• Ondu Lop	Brasil	16.10, 16.20	22/04/06
• Ondu Lop	Brasil	20.35	21/04/06
• PCC (figurativa)	Brasil	27 e 31	15/12/11
	Brasil	16	27/10/11
	Brasil	35	13/10/11
• Safekraft	Brasil	16.10 e 16.20	02/06/12
	Brasil	20.35	15/05/12
• Self Sealing	Brasil	16.10	09/05/05
• Semperfix	Brasil	16.10	27/09/04
	Bolívia	16	20/07/09
	Chile	16	01/09/09
	Paraguai	16	01/09/09
	Uruguai	16	09/09/08
• Stretch Kraft	Brasil	16.10 e 16.20	02/06/12
	Argentina	16 e 22	30/11/04
	Chile	22	07/07/08
	Chile	16	13/07/08
	Uruguai	16 e 22	09/10/05
	Peru	16 e 22	22/12/04
	Paraguai	16 e 22	2004/2005
• KFP-Export S.A.	Brasil	40.15	15/08/09
• Hidrokraft	Brasil	16	10/06/10
• Igaras	Brasil	19.60	2008/2009
	Brasil	07.10	18/03/07
	Brasil	01.60	24/09/08
	Brasil	10.10	24/01/05
	Brasil	16.10 e 16.20	2003/2004
	Brasil	2.10 e 2.20	22/11/04
	Brasil	20.35	2003/2005
• Kapabranca	Brasil	16.10	28/02/04
• Kapakraft Nevado	Brasil	16.10, 16.20 e 20.35	25/09/08
• Kapakraft	Brasil	16.10 e 16.20	25/04/05
• Kapatest	Brasil	16.10	09/03/03
• Kolorkraft	Brasil	16	25/02/10
• Kolorkraft	Brasil	16	25/07/10
• Lamikraft	Brasil	20.35	28/06/03
	Brasil	16.10	19/09/05
• Omnikote	Brasil	16.10	10/12/09
• Omnikraft	Brasil	01, 16	10/11/10
• Omnikraft Nevado	Brasil	16.10	12/01/02
• Papelok	Brasil	16.10 e 16.20	04/03/09
• Pinhouro	Brasil	19.60	25/11/09
• Pinouro	Brasil	19.60	25/11/09
• Pinusprev	Brasil	36.10	18/07/05
• Ponte Nova	Brasil	35.15	01/10/08
	Brasil	16.10/20	06/11/11
• Superkraft	Brasil	16.10	25/11/09
• Superkraft Nevado	Brasil	16	10/06/10
• Ultraform	Brasil	16.10	28/08/04
• Ultrakraft	Brasil	16.10 e 16.20	05/02/05
	Brasil	10.10	22/05/04
• Ultrasac	Brasil	16	11/10/08
• Biocarta (nominativa)	Brasil	16.10	03/11/09
• Ecograph (nominativa)	Brasil	16.10	21/09/03
• Ecograph (nominativa)	Brasil	16.20	12/07/04
• Extraprint (nominativa)	Brasil	16.20	12/07/04
• Oxicell (mista)	Brasil	01.60	06/09/02
• Primabond (nominativa)	Brasil	16.20	12/07/04
• Primabond (nominativa)	Brasil	16.10	08/05/10

• Primacart (nominativa)	Brasil	16.20	12/07/04
• Primacart (nominativa)	Brasil	16.10	08/05/10
• Primacell (nominativa)	Brasil	01.60	07/03/04
• Primagraph (nominativa)	Brasil	16.20	12/07/04
• Primajet (nominativa)	Brasil	16.20	12/07/04
• Primalaser (nominativa)	Brasil	16.10	31/10/05
• Primalaser (nominativa)	Brasil	16.20	12/07/04
• Primalux	Brasil	16.10	16/03/09
• Primapress (nominativa)	Brasil	16.10	16/08/04
• Primaprint (nominativa)	Brasil	16.10	16/08/04
• Primaset (nominativa)	Brasil	16.20	12/07/04
• Primaset (nominativa)	Brasil	16.10	01/11/08
• Refincell (nominativa)	Brasil	01.60	28/02/03
• Riocell (nominativa)	Brasil	24.20	10/04/09
• Rioprint (nominativa)	Brasil	16.10	23/01/10
• Rioprint (nominativa)	Brasil	16.20	12/07/04
• Rioset (nominativa)	Brasil	16.10	10/05/08
• Rioset (nominativa)	Brasil	16.20	12/07/04
• Siga (nominativa)	Brasil	37.30	23/12/07
• Siga (nominativa)	Brasil	39.50	19/10/09
• Solvincell (mista)	Brasil	01.60	07/03/04
• Solvincell (nominativa)	Brasil	16.10	07/03/04

Titular: KLABIN BACELL S.A. (2)

• Bacell (mista)	Brasil	23.10 e 24.10	18/01/10
		37.30	14/07/08
		01.60	04/08/08
• Bacell (nominativa)	Brasil	37.30	21/07/08
		23.10	12/05/08
		01.60	04/08/08
		24.10	12/05/08
• Bahiacel (mista)	Brasil	23.10	28/02/04
		01.60	14/02/04
• Bahiapulp (nominativa)	Brasil	01.60	28/02/04
• Celbahia (nominativa)	Brasil	23.10 e 01.60	28/02/04
• Solucell (nominativa)	Brasil	01.60	22/09/08
		23.10	30/06/08
		37.30	11/08/08

Titular: Klabin Kimberly S.A. (2)

• Albatroz	Brasil	40.15	10/06/00
• Alfredo	Brasil	03.20	21/06/04
• Andrex	Brasil	24.20	01/08/09
• Artkla's	Brasil	16.10	25/10/09
• Calhambeque	Brasil	25.50	10/06/07
• Camélia	Brasil	20.35, 24.20	15/06/02
	Uruguai	16	05/05/03
• Cashmere	Brasil	03.20	25/12/05
	Brasil	24.20	25/05/08
	Brasil	25.50	25/08/08
	Argentina	16	30/11/03
	Chile	16	17/03/03
• Chekla	Brasil	16.20	10/05/06

• Chiffon	Brasil	16.20	10/08/06
	Brasil	24.20	26/12/10
	Brasil	24.20	19/04/08
	Uruguai	16	05/05/03
	Uruguai	16	09/09/04
	Argentina	21	15/05/08
	Argentina	16	21/09/08
• Copa	Brasil	24.20	27/01/04
	Brasil	03.20, 24.20, 25.50	18/12/06
• Extrafino	Brasil	03.20	10/03/08
• Família	Brasil	25.50	25/12/05
• Finesse	Brasil	16.10, 25.50, 24.20, 03.20	25/09/08
	Paraguai	16	11/07/05
	Uruguai	16	02/09/05
• Finesse Plus	Brasil	03.20	30/09/07
• Fiorella	Brasil	16.10	25/07/06
	Brasil	03.20	29/11/03
	Chile	16	24/03/02
• Floresse	Brasil	03.20	25/11/06
	Uruguai	16	07/05/03
• Fluffy	Brasil	03.20	10/11/05
• Gourmet	Brasil	24.20, 25.50	10/11/05
	Brasil	16.10	29/10/01
	Brasil	17.10	24/09/01
	Argentina	16	12/08/08
	Uruguai	16	20/12/03
	Paraguai	16	26/11/06
• Grand Hotel	Brasil	24.20	25/07/06
	Chile	16	12/12/01
	Paraguai	16	10/07/07
	Uruguai	16	06/07/05
• Grand Hotel (Golden Stars)	Brasil	24.20	18/11/07
• KIC	Brasil	24.20	26/01/02
• Klabin	Argentina	16	29/07/04
• Klassol	Brasil	24.20	10/04/11
• Klin	Brasil	03.20	25/03/09
	Brasil	25.50	14/12/02
	Brasil	03.20	05/02/01
• Klin Classic	Brasil	25.50	22/10/06
• Klin Multiuso	Brasil	25.50	07/05/06
• Klin Soft-Line	Brasil	25.50	07/05/06
• Klin Sport	Brasil	25.50	27/03/05
	Paraguai	16	19/12/06
• Klina	Brasil	24.40	29/11/03
	Chile	16	22/09/07
• Klinapo	Brasil	24.20	10/06/07
	Brasil	25.50	25/06/07
	Brasil	03.20	25/09/07
	Argentina	16	31/01/05
	Chile	16	12/12/01
• Maitre	Brasil	24.20	25/07/06
• Natural Charm	Brasil	03.20	29/07/07
• Natural da Copa	Brasil	03.20	23/06/02
	Brasil	25.50	30/05/05
• Natural Soft	Brasil	03.20	22/11/00
	Brasil	24.20	23/09/07
• Natural Touch	Brasil	24.20	21/02/06
	Brasil	03.20	08/10/06
	Brasil	25.50	02/09/07
• Neve	Brasil	24.20	10/11/05
	Brasil	03.20	25/07/09
	Brasil	25.50	10/11/05
	Paraguai	16	27/11/08
	Uruguai	16	25/10/01

• Neve Extra Fino	Brasil	03.20	08/02/10
• Ultra Neve	Brasil	03.20	08/09/08
	Brasil	24.20, 25.50	07/07/08
• Neve/Ultra Neve	Brasil	03.20	08/09/08
	Brasil	24.20, 25.50	07/07/08
• Nice	Brasil	24.20, 25.50	02/09/07
	Paraguai	16	25/11/06
• Gofragem Marca Nice	Brasil	16	19/09/10
• Pik Nik	Brasil	24.20	25/01/08
	Brasil	24.20	29/06/02
	Chile	16	10/04/02
	Uruguai	16	07/05/03
• Pluff	Brasil	24.40	27/10/01
• Produto Ecológico Preserva Natureza	Brasil	03.20	23/06/02
	Brasil	25.50	18/01/02
	Brasil	24.20	11/02/02
• Sanitex	Brasil	03.20	25/06/06
• Sinella	Brasil	24.20	25/09/08
• Suavex	Brasil	03.20	10/04/07
• Xuga	Brasil	16.10, 24.20	10/05/06
	Brasil	24.40	07/12/02
	Brasil	24.20	10/05/06
	Chile	16	30/11/01
• Fay	Argentina	16	30/12/03
	Chile	16	17/03/03
• Venecia	Argentina	16	15/05/08
	Chile	16	17/03/03
• Sanibla	Chile	16	08/06/02
• Clin	Uruguai	16	28/07/07
• Regina	Argentina	16	15/09/09
• Neve Soft Extra Fino	Paraguai	16	17/10/10
• Neve Soft Neutro	Paraguai	16	24/11/10
• Ultra Neve Ultra Soft	Paraguai	16	17/10/10
• Neve Soft Perfumado	Paraguai	16	22/03/11

Codes:
(1) Company owned
(2) Controlled companies
(4) Direct controller

13.01 RELEVANTS PROPERTIES

ITEM	ADDRESS/CITY/STATE	TOTAL AREA (000 M²)	CONSTRUCTED AREA (MIL M²)
01	Fazenda Monte Alegre, Telêmaco Borba, Paraná	142,550.000	
02	Fazenda Monte Alegre, Telêmaco Borba, Paraná	9,000.000	
03	Via Anhanguera, Sítio Tijuco Preto, Jundiaí, SP	122.100	33.560
04	Av. Cristóvão Colombo, 2307, Piracicaba, SP	84.587	27.368
05	Rua Hum, s/nº, Distrito Indl. Paulo Camilo, Betim, MG	78.200	
06	Estrada Rio-Friburgo, s/nº, Km 429, Guapimirim, RJ	190.708	
07	Avenida Olinkraft nº 6.602, Otacílio Costa, SC	755.368	
08	Rua Felisberto Leopoldo, Ponte Nova, MG	202.262	
09	Rodovia BR-324, km 104,5, Feira de Santana, BA	102.844	12.261
10	Estrada do Bonsucesso, 6001, Itaquaquecetuba, SP	115.626	19.077
11	Rua João Antonio Mecatti, 1575, Jundiaí, SP	77.872	
12	Rod. Raposo Tavares, Km 197, Angatuba, SP	734.699	8.934
13	Av. Castelo Branco, 333, Guaíba, RS	157.000	12.000
14	Rua São Geraldo, 1800, Guaíba, RS	635.000	82.000

14.03 – OTHER INFORMATION CONSIDERED IMPORTANT FOR IMPROVED UNDERSTANDING OF THE COMPANY

2001 was marked by a good operating performance against an adverse macroeconomic background. The operational integration of Igaras took place relatively uneventfully with no significant loss in the share of the corrugated box market, the company's participation dipping only slightly from 30.4% to 29.3%.

The Company was able to record an improved performance, reduction in costs and enhanced competitiveness in globalized markets thanks to the implementation of the guidelines established in the strategic plan.

Over the past few years, Klabin has resumed its path towards operating profitability by focusing investments on a combination of businesses in which it holds a position of leadership in the market.

The concentration of its operations in a single publicly held company through the incorporation of subsidiary companies, has resulted and will result in innumerous benefits.

The subsidiary companies were incorporated on the basis of the book value of their shareholders' equity as at October 31 2001.

Balance sheet variations for the October 31 to December 31 2001 period were recognized in the results for the financial year for the incorporating company Klabin S.A. as balance sheet variations on the occasion of the incorporation of companies.

Klabin S.A.'s (Parent Company and Consolidated Balance Sheet) financial statements for 2001 reflect the 12-month period (January/December) of Klabin Riocell (now Klabin S.A.), including the 2 month period (November/December) for the incorporated companies, thus preventing their use for comparative purposes.

In 2002, Klabin will continue to focus on cash generation and debt reduction, thus paving the way for further expansion at the Company.

15.01 – ENVIRONMENTAL PROBLEMS

Klabin has taken various specific initiatives to improve operating standards for preserving the environment thus demonstrating its permanent concern in this area.

The company has a total land area of 426,000 hectares, of which 237,000 hectares consists of forest plantations and 130,000 hectares, native forest cover. Klabin runs several research programs in environmental improvement and management, soils and nutrition, biotechnology and the environment. In addition, the Company has associations and promotes technical-scientific exchanges with universities and research institutes in Brazil and overseas.

In 2001, Klabin was certified by the FSC (Forest Stewardship Council) for its entire pulp and paper production, the raw material for which consists of eucalyptus wood from its forest plantations in Rio Grande do Sul. The Company also concluded the certification cycle for non-wood related products, receiving the FSC seal of the chain of custody for the phyto-therapeutic and phyto-cosmetic products extracted from its forests.

The most respected award for environmental conservation and sustainable forest development, the green seal certifies that the sustained management of Klabin's forestry operations are perfectly integrated in the areas administered by the Company

17.01 - OPERATION WITH RELATED COMPANIES

	2001		2000		
	Assets (Liabilities)	Sales (Purchases)	Assets (Liabilities)	Income (Expenses)	Sales (Purchases)
Current Assets – Clients					
Klabin Argentina S.A.	12,947	5,240	3,218	164	4,298
Igaras Papéis e Embalagens S.A.		1,433			
Indústrias Klabin S.A.		15,785	1,893		9,490
Klabin Kimberly S.A.	6,754	22.659	3,417		23,422
Klabin Riocell Trade Ltd. Partnership	36,250	209,003	15,372	1,720	239,168
Norske Skog Klabin S.A.	19,383				
Other	264	122	158		69
	75,598		24,058		
Long-Term Receivables					
Advance for future purchase					
Klabin Bacell S.A.	17,176				
Loans					
Klabin do Paraná Produtos Florestais Ltda.	1,915				
Mirca Limited	11,675				
Other	858		371		
	14.448		371		
Advances for future capital increase					
Norcell S.A.	8,819		7,369		
Other	776				
	9,595		7,369		
	41,219		7,740		

	2001		2000	
	Assets (Liabilities)	Income (Expenses)	Assets (Liabilities)	Sales (Purchases)
Current Liabilities – Suppliers				
Klabin Bacell S.A.	11,317		1,696	
Klabin Riocell Trade Ltd. Partnership			831	
Other	279		62	828
	11,596		2,589	
Other				
Klabin Riocell Trade Ltd. Partnership	2,630			
Klabin Argentina S.A.	97			
	2,727			
Advances from customers				
Klabin Riocell Trade Limited	20,788	(3,386)		
	20,788			
	35,111		2,589	
Long-Term liabilities – Loans				
Mirca Limited	3,542			
Other				
Antas Serv. Florestais Ltda.	919			
	4.461			

18.01 BY LAWS

KLABIN S.A.

CONSOLIDATED BY LAWS

APPROVED BY THE EXTRAORDINARY GENERAL SHAREHOLDERS' MEETING OF DECEMBER 28 2001

CHAPTER I

Name, Object, Head Office and Duration

Article 1 - **KLABIN S.A.** is a joint stock company governed by these by-laws and by the applicable legal provisions.

Article 2 - The Company has its head office and address for legal purposes, in the city of São Paulo, State of São Paulo, through the intermediary of its Board of Directors, being able to create and extinguish branches, offices and any other bodies which may be in its interest, whether in Brazil or overseas.

Article 3 - The Company's objects are:

a) The industrial and commercial exploitation, including import and export of pulp, wood paste, paper, cardboard and related articles, their sub-products and byproducts, packaging for any purpose, all types of wood products, forest and agricultural/cattle breeding products, including seeds, machinery and raw materials;

b) Silviculture, agriculture and cattle breeding, including foresting and deforesting for which incentives are provide in law, including the obtaining of third party resources;

c) Mining, including research and mining of minerals, their industrialization and trade;

d) The technology and services related to the company's objects;

e) Transportation, fuel and lubricant supply stations and other ancillary activities, which it may require as an integrated industry;

f) To participate in other companies.

Article 4 - The Company has an indeterminate term of duration.

CHAPTER II

Capital Stock and Shares

Article 5 - The capital stock is R$ 800,000,000,00 (eight hundred million reais) fully subscribed and paid-up, divided into 918,800,341 (nine hundred and eighteen million, eight hundred thousand, three hundred and forty-one) all nominative shares with no par value, being 317,049,392 (three hundred and seventeen million, forty-nine thousand, three hundred and ninety-two) common shares and 601,750,949 (six hundred and one million, seven hundred and fifty thousand, nine hundred and forty-nine) preferred shares.

Paragraph 1 - The capital increases may not keep the existent proportion between the types and classes of shares, observed that the number of preferred shares without voting rights shall not exceed 2/3 of the total issued shares.

Paragraph 2 - The society can emit shares and convertible debentures in shares, without preemptive rights for the previous shareholders, pursuant to the legal provisions.

Paragraph 3 - Shares resulting from capital increases will be distributed to the shareholders within sixty (60) days from the publication date of the respective minutes, unless the General Shareholders' Meeting resolves differently.

Paragraph 4 - The preferred shares, which will not enjoy voting rights, will have priority in the reimbursement, in case of liquidation of the corporation, as well as priority in receiving dividends in equality of conditions with the common shares, plus 10% (ten percent) on the value paid to the latter.

Paragraph 5 - The common shares are entitled to vote in the resolutions of General Shareholders' Meetings, subject to the legal restrictions.

Paragraph 6 - The holders of shares of the same class are entitled to the same right.

Paragraph 7 - The Board of Directors may authorize the buy-back of the company's shares to be held as treasury shares and subsequently sold or cancelled, subject to the applicable provisions.

Article 6 - The Company may issue multiple, nominative certificates representative of shares and, temporarily, warrants representing the said shares.

Sole Paragraph- The splitting or grouping of multiple share certificates will be carried out at the request of the shareholder, at a price not exceeding cost.

Article 7 - The company's share certificates will be signed by two Directors or two attorneys-in-fact with special powers and will be further certified by a facsimile stamp, subject to the rules issued by the Securities and Exchange Commission.

Article 8 - The shares issued may be subscribed and paid up in cash or through the verification of goods or credits, pursuant to the legal provisions.

Article 9 - The Company is herewith authorized to hold all its shares or in one or more share classes, in a deposit account, in the name of their beneficial owners in the authorized and duly designated financial institution, through the presentation and cancellation of the certificates in circulation, in compliance with the prevailing regulations.

Sole Paragraph – In the case of conversion into dematerialized shares, the depository institution may charge a fee to the shareholder for transfer cost, in accordance with the limits established by the Securities and Exchange Commission (CVM).

Article 10 – The Executive Board may suspend the services of conversion, splitting, grouping and transfer for a maximum term of 15 consecutive days before the General Shareholders' Meeting or for 90 intercalated days during the year.

Article 11 - The shares relating to stock dividends will be issued within a maximum term of 60 days from the date of publication of the minutes authorizing the procedure.

CHAPTER III

General Shareholders Meeting

Article 12 - General Shareholders' Meetings will be held annually within the four (4) months immediately following the close of the fiscal year and extraordinarily, whenever the company's interests so require.

Paragraph 1 - Only shareholders whose names have been duly registered three (3) days before the date of the Meeting will be admitted to the General Shareholders' Meeting.

Paragraph 2 - The General Shareholders' Meetings will be presided over by the Chairman of the Board of Directors or in his/her absence, by any member of the Board of Directors chosen by the Meeting.

Paragraph 3 - The President of the Meeting will choose one or more of the shareholders present to act as Secretar(y)(ies).

Article 13 - Each common share will entitle its holder to one vote in the company's resolutions.

Sole Paragraph- The resolutions of the General Shareholders Meeting, subject to the legal exceptions, will be taken by an absolute majority of votes, blank votes not being counted.

CHAPTER IV

Management

Article 14 - The Company will be managed by a Board of Directors and an Executive Board.

Paragraph 1 - The General Shareholders Meeting will fix the global remuneration of the members of the Board of Directors and the Executive Board with the Board of Directors being responsible for distributing said remuneration among its members and those of the Executive Board.

Paragraph 2 - The members of the Board of Directors and the Executive Board will take office by signing the book of minutes of the Board of Directors or Executive Board, as applicable.

Paragraph 3 - The Board of Directors and Executive Board members will remain in office until the new elected administrators take office.

SECTION I
Board of Directors

Article 15 - The Board of Directors will have twelve (12) members, shareholders of the company, elected by the General Shareholders' Meeting in accordance with the current legislation, for a one (1) year term of office, reelection being permitted and, for each one of the elected members, 1 (one) specific substitute member will be elected. The General Shareholders' Meeting may refrain from filling up to five (5) vacancies on the Board of Directors and any number of substitute board member vacancies.

Paragraph 1 - The Board of Director's meetings will be held ordinarily each two months and extraordinarily whenever necessary; meetings may be called by its chairman or two of its members eight (8) days in advance, by letter, electronic mail, telefax or telegram. Should the meeting not take place, a new invitation will be issued with a minimum prior notice of 5 (five) days.

Paragraph 2 - The members of the Board of Directors may not be elected to the Executive Board of the corporation or of its controlled companies.

Paragraph 3 - The chairman of the Board of Directors will be elected from among the elected Board members by a proposal of the majority shareholder; the choice of Chairman among said Board members will obey the rotation principle, subject to reelection by the favorable vote of all the elected Board members, by a proposal of the majority shareholder.

Paragraph 4 - The substitute of the Chairman of the Board of Directors, in the event of his disability, absence or of a vacancy, will be elected subject to the same criteria set forth in the preceding paragraph.

Paragraph 5 - In the event of a vacancy on the Board of Directors, the respective substitute will take office until the next General Shareholders Meeting. In the event the lack of the respective substitute, the other Board members may choose a shareholder to fill the vacancy until it is definitively filled by resolution of the General Shareholders Meeting.

Paragraph 6 - In the event of temporary absences or disabilities, the members of the Board of Directors will be substituted by their respective substitutes, or by another Board member, through the specific appointment of the absent Board member himself, who apart from his own vote on resolutions will submit the vote of the absent Board member. Each Board member may only represent one (l) absent Board member at the same meeting.

Paragraph 7 - The resolutions of the Board of Directors will be taken by an absolute majority of votes at a meeting at which at least half plus one of its members are present, and the Chairman will have the casting vote apart from his own vote.

Paragraph 8 - Minutes of the Board of Directors will be drawn up in the proper book and signed by all those present. An entry will be made in the event meetings are not held due to lack of quorum.

Article 16 - The Board of Directors will:

a) Establish the Company's and its controlled companies' business objectives:

I - Providing guidelines to the Executive Board regarding medium and long term planning;

II- Approving the plans for development and expansion and the capital expenditures necessary for their execution;

III- Approving the annual capital expenditures and operations budgets;

b) Elect and dismiss the Company's directors, establishing their duties, subject to the provisions of the bylaws in this regard;

c) Elect and dismiss the members of Company's Executive Committee;

d) Permanently follow-up the Company's development and performance;

e) Control the Executive Directors' management, examine at any time the company's books and papers, request information regarding agreements which have been executed or are about to be executed, and any other acts;

f) Call the General Shareholders Meeting when required by law or when it deems appropriate;

g) Issue an opinion on management reports, financial statements and Executive Board accounts;

h) Establish the debt financing policy of the Company;

i) Authorize acts which are beyond the scope of ordinary management, such as:

I - participation in other companies and the disposal of said participations;

II - organization, merger, incorporation, split-off, reorganization and dissolution of subsidiaries, amendment to their charters or bylaws;

III - purchase, sale and encumbrance of real estate;

IV - disposal of goods and chattel, part of the permanent assets, in an amount in excess of the amount fixed by the Board of Directors;

V - creating and extinguishing branches and other facilities;

VI - granting of mortgages or collateral, except as a guarantee for the purchase of the asset itself;

VII - investment in expansion and improvement projects in an amount in excess of the amount fixed by the Board of Directors;

VIII- contracting of services for an amount in excess to the amount fixed by the Board of Directors;

IX - leasing in an amount in excess of the amount fixed by the Board of Directors;

X - contracting of long term debts;

XI- acquisition of shares issued by the Company for the purposes of cancellation or holding as treasury shares and subsequent sale;

XII- sale, encumbrance or assignment of use of patents and trade marks;

XIII- establishment of pension plans for the Company's employees;

XIV- issue of credit notes for public distribution in accordance with the prevailing legislation;

j) Resolve any proposals by the Executive Board to be submitted to the General Shareholders Meetings.

k) Appoint and dismiss independent auditors.

l) Resolve, "ad referendum" of the General Shareholders Meeting, which approves the fiscal year's accounts, upon the payment of dividends based on interim or annual balance sheets.

m) Resolve upon the division of the Company's management's remuneration fixed by the General Shareholders Meeting, as well as the participation of management in the profits of the Company.

n) Resolve upon the Executive Board's proposals regarding the acts of subsidiaries in the event that a resolution by the Controlling Company is necessary.

Article 17 - At the Board of Director's general meetings, the Chief Executive Officer will submit a review of events and the Company's performance during the preceding months, including the interim balance sheets and monthly reports. The other Executive Directors of the Company will submit a brief report, when called upon to do so, covering the area for which each one is responsible.

Section II
Executive Board

Article 18 - The Executive Board, elected by the Board of Directors, will comprise up to 8 (eight) members, residing in Brazil, who may or may not be shareholders, for a one (1) year term of office, reelection being permitted; there will be one Chief Executive Officer and the other directors will have the duties and designations established by the Board of Directors.

Paragraph 1 - The Board of Directors may refrain from electing up to 4 (four) directors and in this event will determine the new allocation of duties.

Paragraph 2 - The directors will substitute each other in the event of temporary absence. In the event of a vacancy, the Board of Directors will appoint a substitute who will remain in office until the end of the term of office.

Paragraph 3- The Board of Directors, based on a proposal from the Executive Board and in accordance with requirements, may designate other directors, establishing their attributes and duties.

Article 19 - The Executive Board duly elected, and convened by the Chief Executive Officer will meet ordinarily once a month and extraordinarily, whenever necessary, complying with the minimum quorum requirements of half its members plus one. The Chief Executive Officer will have the casting vote apart from his own vote.

Paragraph 1 - The Executive Board may convene an Executive Committee meeting in accordance with the provisions of the latter's internal regulations, duly approved by the Board of Directors.

Paragraph 2 - Minutes of the Executive Board's meetings will be drawn up in the appropriate book and will be signed by all those present.

Article 20 - The Executive Board has the management duties and powers granted by law and by the bylaws to ensure the faithful and efficient compliance with the Company's objects.

Paragraph 1 - The executive directors will supply to the Board of Directors and the Fiscal Council, or at the request of any of the latter's members, the information which is requested from them or other information which they deem relevant.

Paragraph 2 - In order to perform acts which are beyond the scope of ordinary daily management acts, the Executive Board will take joint resolutions pursuant to the provisions of Article 19, especially as regards all the acts which must be submitted to the Board of Directors in view of the provisions of these bylaws.

Article 21 - *Apart from their ordinary duties attributed by these bylaws, it is incumbent, especially:*

a) On the Chief Executive Officer to supervise all the Company's activities, coordinate the performance of the other executive directors and implement the business policy established by the Board of Directors for the Company and its controlled companies and supervise the internal audit.

b) On the other executive directors to perform the duties attributed by the Board of Directors.

Article 22 - Any two executive directors jointly, one director jointly with one attorney-in-fact with sufficient powers or two attorneys-in-fact jointly with express powers, will be empowered to:

a) represent the Company as plaintiff or defendant;

b) sign agreements and undertake liabilities; activate bank accounts, being empowered, for this purpose, to issue and endorse checks; settle, sign commitments; draw, issue, endorse for collateralizing or discount or accept trade bills or any credit notes;

c) offer collateral for the operations authorized by the Board of Directors.

Paragraph 1 - One executive director severally may make statements in a court of law:

Paragraph 2 - One executive director severally, or one attorney-in-fact with express powers may:

a) issue trade bills and endorse them for collection through the banking system, collateralize and/or discount, endorse checks for deposit in the Company's account, sign foreign exchange agreements, sign purchase orders up to the limit fixed by the Board of Directors;

b) represent the Company before any federal, state or local government office, semi-governmental agency or mixed economy company, unless this act implies the assuming of liabilities on behalf of the Company or exonerating third party liabilities in favor the Company.

Paragraph 3 - The Company may appoint attorneys-in-fact to represent it severally or jointly with one director or with another attorney-in-fact, as set forth in the power-of-attorney. The attorneys-in-fact will always be appointed for specific purposes and for a fixed term of appointment, except in the event of the "ad judicia" powers or for the purpose of defending the company's interests in administrative processes. The appointment will be made by two directors jointly, one of which will be the Chief Executive Officer and, in the event of his disabilities and absences, another director appointed by the Board of Directors.

CHAPTER V
Fiscal Council

Article 23 - The Company will have a Fiscal Council which will operate permanently and will have three (3) to five (5) standing members, who may or may not be shareholders, elected by the General Shareholders Meeting, for a one (1) year term of office, reelection being permitted. The General Shareholders Meeting will also elect a specific substitute for each member of the Fiscal Council and will fix the members' respective remuneration.

Sole Paragraph- The Fiscal Council will have the duties and responsibilities provided in law.

CHAPTER VI
Consulting Board

Article 24- The Company's Board of Directors will be aided by an Consulting Board composed of up to 5 (five) members.

Paragraph 1 - The members of the Consulting Board and its Chairman will be elected by the Board of Directors, for a one-year term of office, reelection being permitted up to five terms of office.

Paragraph 2 - The Consulting Board will have the following duties:

a) to issue an opinion on the matters submitted by the Board of Directors;
b) to express its opinion on the Company's annual report.

Paragraph 3 - The Consulting Board will meet quarterly when called by its Chairman or by the Chairman of the Board of Directors, through notices sent at least eight (8) days in advance.

Paragraph 4 - The recommendations and opinions of the Consulting Board will be approved by the majority of its members and at least half of its members must be present at its meetings.

Paragraph 5 - The remuneration of the Consulting Board will be fixed by the Board of Directors for a yearly total amount, the Board of Directors also being responsible for allocating the said amount.

CHAPTER VII

Fiscal Year, Financial Statements and Profit Sharing

Article 25 - The fiscal year will begin on January 1st and will end on December 31st of each year, at which time the corresponding financial statements required by law will be prepared, subject to the following rules as regards profit sharing:

a) Accrued losses and a provision for income tax will be deducted from the fiscal year's revenues;

b) Net profits will be distributed in the following order:

   i) five percent (5%) for the constitution of a legal reserve up to the limit of twenty percent (20%) of the capital stock;
   ii) constitution of other reserves provided by law;
   iii) allocation to the shareholders, in each fiscal year, of a dividend which will not be less than twenty-five percent (25%) of net profits regulated pursuant to the law, subject to the priority distribution provided for preferred shares.
   iv) constitution of a Reserve for investments and working capital, which will be made up of a variable portion of net profits ascertained pursuant to the law, for the purposes of ensuring the availability of resources for investments in fixed assets and increases to working capital, including through the amortization of debts, regardless of the retention of profits bound to capital budgets, and its balance may be used to absorb losses, whenever necessary, for the distribution of dividends, at any time, in operations f o r the redemption, reimbursement or purchase of shares, when authorized pursuant to these by-laws, or for incorporation into the capital stock;

c) The General Shareholders Meeting will resolve upon the destination of an eventual balance of net profits ascertained in the fiscal year.

Paragraph 1 - The Company's management, subject to the statutory limitations, may draw up six-monthly or shorter period balance sheets, as well as declare interim dividends, "ad referendum" of the General Shareholders Meeting, to be booked to the retained earnings or profit reserves accounts existing as at the latest balance sheet.

Paragraph 2 - The General Shareholders Meeting may determine the distribution to the Company's management of a share in net profits which will not exceed half their respective annual remuneration, nor 0.1 (one tenth) of profits, whichever is lower.

Paragraph 3 - The payment of dividends, unless the General Shareholders Meeting resolves differently, will be carried out within sixty (60) days, counted as of the date of their declaration, and in any event within the fiscal year.

CHAPTER VIII
Liquidation

Article 26 - The winding up and liquidation of the Company will occur in the cases established by law, and will be effected in accordance with the manner established by the General Shareholders' Meeting and for which liquidators will be designated to be responsible for the process during the period of liquidation.

19.01 – COMPETITIVE RANKING

Subsidiary/Affiliate: KLABIN BACELL S.A.

In 2001, Klabin Bacell , based in Camaçari, State of Bahia, produced 104,037 t of dissolving pulp representing 100% of the domestic and 3% of the world production of this item.

Klabin Bacell is the only domestic manufacturer of dissolving pulp. The principal international competitors are: Sappi in South Africa and Rayonier in the USA.

19.03 – RAW MATERIALS AND SUPPLIERS

Subsidiary/affiliate: **KLABIN BACELL S.A.**

Raw Materials	Suppliers
• Sulfuric Acid 98%	Caraíba Metais
• Additive for Berol Visco 388 filtration	Akzo Nobel (Sweden)
• Anti-foam for pulp	Logos Química
• A.C.D. 2.18 mm wire	Belgo Mineira
• A.C.D. 3.00 mm wire	Belgo Mineira
• Lime	Cia. de Cimento Itaú
• Concentrated Sulfur Dioxide (min.) 99.9%	Cia. Paraibuna de Metais
• Electricity	Coelba
• Natural Gas	Bahiagás
• Wood	Copener Florestal Ltda.
• Fuel Oil A1 (BPF)	Petrobras
• Kraft paper 1.50 m x 420 g/m²	Klabin S.A.
• Hydrogen peroxide 60%	Peróxidos do Brasil
• Liquid Caustic Soda 50%	Dow Química
• Magnesium Sulfate 98%	Ind. Química Porangaba
• Sodium Sulfate TEC	Bayer (Argentina)

19.04 – PRINCIPAL CLIENTS FOR PRODUCTS AND/OR SERVICES

Subsidiary/Affiliate: **KLABIN BACELL S.A.**

Domestic market:	Rhodia S.A. e Vicunha Têxtil S.A.
External market:	Grupo Acordis and Lending AG

19.05 – OPERATION WITH RELATED COMPANIES

Subsidiary/Affiliate: KLABIN BACELL S.A.

	2001			2000		
	Assets (Liabilities)	**Income** (Expenses)	**Sales** (Purchases)	**Assets** (Liabilities)	**Income** (Expenses)	**Sales** (Purchases)
Current Assets						
Klabin S.A.	11,347		91,895	1,696		39,021
Other				81		(50)
	11,347			**1,777**		
Long-Term Receivables						
Other accounts receivables						
Klabin S.A.	11			202		
	11			**202**		
Guarantee commission (aval) Parent Company Klabin Irmãos e Cia.		(1,252)			(1,138)	
Parent and subsidiary companies						
Klabin S.A.	(252)	(7,641)		(187)	(6,425)	
	(252)			**(187)**		
Long-Term liabilities						
Advances for future capital increase						
Klabin S.A.	(776)					
Parent and subsidiary companies						
Klabin S.A.	(17,176)			(17,446)		
	(17,952)			**(17,446)**		

The current balances of purchase and sale transactions are demonstrated in the current assets, while the balances of operations of the receivable contracts for future sale are demonstrated in the current liabilities and long term liabilities. The transactions among related companies are realized in conditions and market prices. The receivable contracts for future sale with Klabin S.A. are paid through export of products of the company.

19.09 – CHARACTERISTICS OF THE OPERATING SECTOR

Subsidiary/Affiliate: **KLABIN BACELL S.A.**

Klabin Bacell operates in the manufacture and sale of dissolving bleached kraft pulp, being the only plant in Brazil with a nominal installed capacity of 115.000 tons per year.

Dissolving pulp is used in the production of viscose, cellophane, textile filaments and high tensile strength filaments, lyocell fibers, pulp acetate, cellulose nitrate and other cellulose derivatives. The world market consumes approximately 3 million tons of dissolving pulp annually.

These products are used in the manufacture of textile fabrics and high quality threads, packaging, in the food and pharmaceutical industries and in the production of tires, paints, cement and cosmetics.

The pulp industry is characteristically capital intensive with a long-maturing return on investment and enjoying considerable support from the Brazilian National Development Bank (BNDES).

19.10 – PERFORMANCE REPORT

Subsidiary/ Affiliate: **KLABIN BACELL S.A.**

Klabin Bacell's sales volume in 2001 was 105,414 t, of which about 80% was exported. The company's share in the world market for dissolving pulp was in the region of 2.8%.

Klabin Bacell's net revenue in 2001 was R$ 136.6 million.

19.05 OPERATIONS WITH RELATED COMPANIES

Subsidiary/Affiliate: **KLABIN KIMBERLY S.A.**

PARENT COMPANY

	CORPORATE LEGISLATION REAIS THOUSAND	
	Accounts Receivable	Accounts Payable
Klabin S.A.		6,542
KCK Tissue S.A.	2,108	
Kimberly Clark Kenko	472	
Bacraft S.A. Indústria de Papel		3,375
Kimberly Clark Worldwide, Inc.		12,745
Sogemar Soc. Geral de Marcas Ltda.		752
	2,580	**23,414**

Transactions are carried out under normal market conditions.

CONSOLIDATED

	CORPORATE LEGISLATION A REAIS THOUSAND	
	Accounts Receivable	Accounts Payable
Klabin S.A.		6,542
KCK Tissue S.A.	2,108	
Kimberly Clark Kenko	472	
Kimberly Clark Worldwide, Inc.		13,462
Sogemar Soc. Geral de Marcas Ltda.		816
	2,580	**20,820**

19.01 – COMPETITIVE RANKING

Subsidiary/Affiliate: **KLABIN KIMBERLY S.A.**

The company has 4 (four) plants producing tissue products in the states of Santa Catarina, São Paulo (2) and Bahia. In 2001, total paper production for conversion was 124,000 tons. Total output of converted products was 99,000 tons.

19.03 – RAW MATERIALS AND SUPPLIERS

Subsidiary/Affiliate: KLABIN KIMBERLY S.A.

Raw Materials	Suppliers
• Pulp	Bahia Sul, Ripasa, Aracruz Celulose S.A., Jari, Klabin S.A., Alto Paraná , Cia Suzano de Papel e Celulose
• Caustic Soda/chlorine	Dow Química Ltda.
• Flexible Packaging	Paszom Zomer Inds. Plásticas Ltda., Regmar Ind. Com. Plásticos Ltda., Ind. Com. de Plásticos Zaraplast Ltda.
• Glues	Adezol Prods. Químicos Ltda., Cia. Lorenz , Corn Products
• Pigments	Hoechst Brasil S.A., Clariant S.A., Basf S.A , Bayer
• Fuel Oil	Petrobrás Distribuidora S.A , Shell S.A
• Covers for paper machines:	Albany Internacional Feltros e Telas Inds. Ltda., Huyck BTR Brasil Ltda., Itelpa Ind. Com. Ltda., Haimbach Ibéria

19.04 – PRINCIPAL CLIENTS FOR PRODUCTS AND/OUR SERVICES

Subsidiary/Affiliate: **KLABIN KIMBERLY S.A.**

Tissue Products:

- Carrefour Com. Ind. Ltda.
- Cia. Brasileira de Distribuição
- Makro Atacadista S.A.
- Lojas Americanas Ltda.
- Bompreço S.A. – Supermercado do Nordeste
- Wal Mart do Brasil S.A.
- Eldorado S.A. Ind. e Com. Ltda.
- Jerônimo Martins Distribuição Brasil
- Casas Sendas S.A.

19.09 – CHARACTERISTICS OF THE OPERATING SECTOR

Subsidiary/Affiliate: **KLABIN KIMBERLY S.A.**

The company operates in the tissue products sector for sale to the final consumer. In this sector, sales are to retail wholesale and distribution networks. There are three major producers and a large number of small ones corresponding to approximately 50% of supply to the Brazilian market.

The sector is highly competitive and quality/price are fundamental in competing successfully.

19.10 -PERFORMANCE REPORT

Subsidiary/Affiliate: **KLABIN KIMBERLY S.A.**

The company is the leader in the Brazilian market, posting sales of 123,000 tons, of which 16,000 tons were exported. Gross revenue was R$ 415 million and net revenue was R$ 343 million.

In 2001, the company invested the amount of de R$ 17.5 million for maintaining the production capacity of its manufacturing units.

Net loss for the fiscal year was R$ 34.7 million and operating cash generation was a negative R$ 6.8 million.